UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39594

Spruce Biosciences, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	**81-2154263**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
611 Gateway Boulevard, Suite 740	
South San Francisco, California	**94080**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 655-4168

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPRB	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant as of June 30, 2022, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $22.5 million, based on the closing price of the Registrant's common stock on the Nasdaq Global Select Market of $1.74 per share.

The number of shares of Registrant's Common Stock outstanding as of March 10, 2023 was 39,746,116.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the Annual Report) contains forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, research and development costs; the anticipated timing, costs and conduct of our clinical trials for our only product candidate, tildacerfont; the timing and likelihood of regulatory filings and approvals for tildacerfont; our ability to commercialize tildacerfont, if approved; the pricing and reimbursement of tildacerfont, if approved; the potential benefits of strategic collaborations and our ability to enter into strategic arrangements; the timing and likelihood of success, plans and objectives of management for future operations; future results of anticipated product development efforts; and our expected future financing needs, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of risks, uncertainties and assumptions described under the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission (SEC) after the date of this Annual Report.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report, and while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

SUMMARY OF RISKS ASSOCIATED WITH OUR BUSINESS

We face risks and uncertainties associated with our business, many of which are beyond our control. Some of the material risks associated with our business include the following:

- We have a limited operating history, have incurred significant net losses since our inception, and anticipate that we will continue to incur significant net losses for the foreseeable future. We expect these losses to increase as we continue our clinical development of, and seek regulatory approvals for, tildacerfont and any future product candidates.

- We will need substantial additional financing to develop tildacerfont and any future product candidates and implement our operating plans. If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

- We currently depend entirely on the success of tildacerfont, which is our only product candidate. If we are unable to advance tildacerfont in clinical development, obtain regulatory approval, and ultimately commercialize tildacerfont, or experience significant delays in doing so, our business will be materially harmed.

- If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

- Our clinical trials may fail to adequately demonstrate the safety and efficacy of tildacerfont, which could prevent or delay regulatory approval and commercialization.

- Any delays in the commencement or completion, or termination or suspension, of our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue, and adversely affect our commercial prospects.

- The U.S. Food and Drug Administration (FDA) and comparable foreign regulatory authorities may require us to initiate one or more additional clinical trials for tildacerfont in adult patients with classic congenital adrenal hyperplasia (CAH), including a Phase 3 clinical trial or trials. The estimated timing or scope of any such future clinical trials is not currently ascertainable. Even if regulatory approvals are obtained, we may never be able to successfully commercialize tildacerfont.

- Preclinical and clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of tildacerfont and any future product candidates.

- Unfavorable U.S. and global economic and geopolitical conditions could adversely affect our business, financial condition or results of operations.

- Tildacerfont is, and any future product candidates will be, subject to extensive regulation and compliance obligations, which are costly and time-consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize tildacerfont and any future product candidates.

- If the market opportunities for tildacerfont and any future product candidates are smaller than we believe they are, our future revenue may be adversely affected, and our business may suffer.

- We may not be successful in our efforts to expand our pipeline by identifying additional indications and formulations for which to investigate tildacerfont in the future. We may expend our limited resources to pursue a particular indication or formulation for tildacerfont and fail to capitalize on product candidates, indications, or formulations that may be more profitable or for which there is a greater likelihood of success.

- We currently have no marketing and sales organization and have yet to commercialize a product. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell tildacerfont and any future product candidates, we may not be able to generate product revenues.

- We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

- We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize tildacerfont.

- If we are unable to obtain and maintain sufficient intellectual property protection for tildacerfont, any future product candidates, and other proprietary technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize tildacerfont, if approved, and any future product candidates, and other proprietary technologies if approved, may be adversely affected.

Item 1. Business.

Overview

We are a late-stage biopharmaceutical company focused on developing and commercializing novel therapies for rare endocrine disorders with significant unmet medical need. We are initially developing our wholly-owned product candidate, tildacerfont, as the potential first non-steroidal therapy to offer markedly improved disease control and reduce steroid burden for patients suffering from classic congenital adrenal hyperplasia (CAH). Classic CAH is a serious and life-threatening disease with no known novel therapies approved in approximately 70 years. In a 12-week Phase 2a proof-of-concept clinical trial, tildacerfont-treated adult patients suffering from classic CAH who had elevated adrenal hormones at baseline despite being on standard of care therapy achieved approximately 80% reductions in hormones that are key indicators of poorly controlled disease. Furthermore, over 200 subjects across eight completed clinical trials to date have been administered tildacerfont with no drug-related serious adverse events (SAEs) reported.

We have initiated CAHmelia-203, a placebo-controlled, double-blind Phase 2b clinical trial in adult patients with classic CAH with highly elevated levels of androstenedione (A4) at baseline and anticipate topline results in the second half of 2023. We have also initiated CAHmelia-204, a second Phase 2b clinical trial in adult patients with classic CAH on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline focused on glucocorticoid reduction and anticipate topline results in the second half of 2024. Based on post-hoc analyses of our clinical data to date, we have chosen to target two distinct groups of classic CAH patients with either supraphysiologic daily glucocorticoids with normal or near normal levels of A4 at baseline or highly elevated levels of A4 at baseline. A4 is an androgen steroid routinely used as a biomarker of androgen synthesis by the adrenal gland. These two groups, which together make up the entire classic CAH patient population, have differing disease challenges centered on excessive adrenal hormone levels or excessive glucocorticoid usage, both of which have the potential to be addressed by treatment with tildacerfont, if approved. We believe our strategy to study CAH patients in these two enriched sub-populations may enable us to observe clinically meaningful outcomes. Additionally, we believe these two clinical trials will provide sufficient patient exposures for our registrational safety database, which are designed to potentially support registration in the United States and Europe. Assuming positive results from these clinical trials, we plan to meet with the U.S. Food and Drug Administration (FDA) and certain comparable foreign regulatory authorities to discuss potential registration.

Classic CAH is an autosomal recessive disease, driven by a mutation in the gene that encodes an enzyme necessary for the synthesis of key adrenal hormones. In classic CAH patients, the body is not able to produce cortisol, leading to serious health consequences. In the absence of cortisol, patients can face adrenal crisis and death rapidly as a result of any stressing event, such as infection. Physicians administer replacement steroid hormones to reduce the risk of adrenal crises and death; however, replacement alone is not sufficient to address all of the consequences associated with classic CAH.

The absence of cortisol alters the normal feedback cycle of the hypothalamic-pituitary-adrenal (HPA) axis, and leads to excess secretion of adrenocorticotropic hormone (ACTH), hyperplasia of the adrenal gland, and consequently high levels of endogenous androgen production. As a result, classic CAH patients suffer from premature puberty, impaired fertility, hirsutism, acne, the development of adrenal rest tumors, and an impaired quality of life, and additionally for females, virilized genitalia and menstrual irregularities. Currently, the only way to downregulate the production of excess androgens in classic CAH patients is to administer even higher doses of glucocorticoids, known as supraphysiologic glucocorticoid dosing. These elevated dose levels present specific side effects, including increased risks of developing diabetes, cardiovascular disease, stunted growth, osteoporosis, thin skin, gastrointestinal disorders, and decreased lifespan.

Due to the severity of the disease, most developed countries have established newborn screening programs to test for classic CAH at birth. Infants diagnosed with classic CAH are generally initiated on glucocorticoid therapy at the time of diagnosis and lifelong disease management with steroids is required, with pediatric patients generally transitioning into the care of adult endocrinologists between the ages of 18 and 21. Due to the complexity of management of classic CAH, in the United States, patients are generally managed within specialty endocrinology clinics, and in the European Union (EU), most countries have a small number of centers of excellence addressing the population. We estimate the total classic CAH populations are approximately 20,000 to 30,000 people in the United States and approximately 50,000 people in the EU, and, according to the National Organization for Rare Disorders, the estimated incidence of classic CAH in the United States and Europe is between one in 10,000 and one in 15,000 live births. In addition, we estimate based on industry reports that the global market opportunity in patients with classic CAH is at least approximately $3.0 billion.

Tildacerfont is a potent and highly selective, non-steroidal, oral antagonist of the CRF1 receptor, which is the receptor for corticotropin-releasing factor (CRF), a hormone that is secreted by the hypothalamus. The CRF1 receptor is abundantly expressed in the pituitary gland where it is the primary regulator of the HPA axis. By blocking the CRF1 receptor, tildacerfont has the potential to address the uncontrolled cortisol feedback regulatory pathway in CAH, and in turn reduce the production of ACTH in the pituitary, limiting the amount of androgen produced downstream from the adrenal gland. We believe that by controlling excess adrenal androgens through an independent mechanism, tildacerfont could reduce the unwanted clinical symptoms associated with high androgen exposure. Tildacerfont use could also enable treating physicians to lower the supraphysiologic glucocorticoid doses given to classic CAH patients to near physiologic levels, thus reducing or avoiding the long-term and serious side effects associated with the chronic use of high dose glucocorticoids.

Tildacerfont has been evaluated in over 200 subjects across eight completed clinical trials in which it has been generally well tolerated. No drug-related SAEs have been reported related to tildacerfont treatment. To date, we have completed two Phase 2 clinical trials in patients with classic CAH, comprising of a two-week proof-of-mechanism dose ranging clinical trial, and a 12-week proof-of-concept clinical trial, in which we observed that tildacerfont led to the decrease in the levels of a series of hormones associated with adrenal hyperplasia and androgen synthesis, both of which are key indicators of poorly controlled disease. In our 12-week clinical trial, among patients with highly elevated levels of adrenal hormones at baseline, 60% achieved normalization of ACTH, one subject at week two prior to discontinuation and two subjects during month three, and 40% achieved normalization of A4 during month three.

Through our clinical trials completed to date, we have conducted post-hoc analyses of two distinct groups of classic CAH patients, both on stable standard-of-care glucocorticoids: those who have highly elevated levels of A4 at baseline; and those on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline. In patients with highly elevated levels of adrenal hormones at baseline, we believe that the dose of glucocorticoids being administered was insufficient on its own to suppress adrenal hyperplasia and androgen synthesis. Patients with poorly controlled disease may be intolerant to higher glucocorticoid doses or unwilling to accept the negative consequences resulting from chronic use of high doses of glucocorticoids. In patients with highly elevated levels of adrenal hormones at baseline, the addition of tildacerfont provided a potential non-steroidal solution to control excess androgen synthesis. Patients receiving tildacerfont showed reduced levels of disease-driving hormones by a mean of approximately 80%, resulting in levels close to those found in healthy adults without any changes to the glucocorticoid dosing in these patients.

We observed that classic CAH patients in our clinical trials on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline upon trial enrollment were receiving glucocorticoid doses approximately 44% higher than those patients with highly elevated levels of adrenal hormones at baseline. Dosing of tildacerfont in patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline was well tolerated and did not lead to further suppression of adrenal function or androgen synthesis. In these patients, tildacerfont may be able to allow a significant reduction in glucocorticoid dosing while continuing to maintain normal levels of androgens. Based on the strength of our clinical results to date, we believe tildacerfont has the potential to offer improved clinical outcomes for all classic CAH patients.

In addition, we are investigating tildacerfont for the treatment of classic CAH in children. We believe there is a significant medical need to provide androgen-lowering and glucocorticoid-sparing therapies to pediatric classic CAH patients to reduce the risk of premature puberty and the adverse effects of glucocorticoids, including growth inhibition and short-stature as adults. We have initiated CAHptain, a Phase 2 open-label clinical trial, which will utilize a sequential three cohort design, to evaluate the safety, efficacy, and pharmacokinetics of tildacerfont in children two to 17 years of age with classic CAH. We anticipate topline data from adolescents (cohorts 1 and 2) of the Phase 2 open-label clinical trial in the second half of 2023.

We own worldwide development and commercialization rights for tildacerfont. We intend to build a highly specialized commercial organization to support the commercialization of tildacerfont, if approved, in the United States. Given a relatively small number of endocrinologists and specialists treat a large proportion of the patients with classic CAH, we believe this market can be effectively addressed with a modest-sized targeted commercial sales force, alongside various high-touch patient initiatives. If tildacerfont is approved for additional indications, we plan to leverage our rare disease commercial infrastructure and expertise to efficiently address those patient populations. We plan to seek strategic collaborations to benefit from the resources of biopharmaceutical companies specialized in either relevant disease areas or geographies in markets outside the United States. In January 2023, we and Kaken Pharmaceutical Co. Ltd (Kaken) entered into an exclusive licensing agreement for the development and commercialization of tildacerfont for the treatment of CAH in Japan. Under the terms of the agreement, we will receive an upfront payment of $15.0 million from Kaken and will be eligible to receive additional payments upon the achievement of future development and commercial milestones, as well as tiered double-digit royalties on net sales in Japan. Kaken will be responsible for the clinical development and commercialization of tildacerfont in Japan, and we will retain all rights to tildacerfont in all other geographies. Kaken will also be responsible for securing and maintaining regulatory approvals necessary to market and sell tildacerfont in Japan.

We have developed and continue to expand our extensive patent portfolio for tildacerfont, covering composition of matter, method of synthesis, formulation, and use. We have also been granted orphan drug designation for tildacerfont for the treatment of CAH both in the United States and the EU. We have assembled a highly experienced team with broad capabilities in drug discovery, development, and commercialization. Javier Szwarcberg, M.D., MPH, our Chief Executive Officer, previously served as Group Vice President and Head of Program and Portfolio Development for BioMarin Pharmaceuticals. Previously, he held positions as Senior Vice President, Head of Program and Portfolio Management at Ultragenyx Pharmaceutical and Vice President of R&D and Business Development at Horizon Pharma. Samir Gharib, our President and Chief Financial Officer, previously served as Chief Financial Officer at Stemedica Cell Technologies and prior to that in executive finance roles at Revance Therapeutics, Inc. and Talon Therapeutics, Inc.

Our Development Plan for Tildacerfont

We are investigating tildacerfont in orphan indications where the underlying disease biology supports a need to reduce excess secretion of or hyperresponsiveness to ACTH. We are currently in late-stage clinical development for tildacerfont in adult patients with classic CAH. We have initiated the CAHmelia-203 trial in adult patients with classic CAH with highly elevated levels of A4 at baseline and anticipate topline results in the second half of 2023. We have also initiated the CAHmelia-204 trial in adult patients with classic CAH on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline focused on glucocorticoid reduction and anticipate topline results in the second half of 2024. Based on analyses of our clinical data to date, we have chosen to target two distinct groups of classic CAH patients with either supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline or highly elevated levels of A4 at baseline. These two groups, which together make up the entire classic CAH patient population, have differing disease challenges centered on excessive adrenal androgen levels or excessive glucocorticoid usage, both of which have the potential to be addressed by treatment with tildacerfont, if approved. We believe our strategy to study CAH patients in these two enriched sub-populations may enable us to observe clinically meaningful outcomes. Additionally, we believe these two clinical trials will provide sufficient patient exposures for our registrational safety database. Assuming positive results from these clinical trials, we plan to meet with the FDA and certain comparable foreign regulatory authorities to discuss potential registration.

We are also investigating tildacerfont for the treatment of classic CAH in children. We believe there is a significant medical need to provide androgen-lowering and glucocorticoid-sparing therapies to pediatric classic CAH patients to reduce the risk of premature puberty and the adverse effects of glucocorticoids, including growth inhibition and short-stature as adults. We have initiated CAHptain, a Phase 2 open-label clinical trial, which will utilize a sequential three cohort design, to evaluate the safety, efficacy, and pharmacokinetics of tildacerfont in children two to 17 years of age with classic CAH. We anticipate topline data from adolescents (cohorts 1 and 2) of the Phase 2 open-label clinical trial in the second half of 2023. We have also submitted a PIP to PDCO of the EMA regarding a registrational program in children with classic CAH. PDCO issued an opinion on its agreement with the proposed PIP of tildacerfont for the treatment of CAH which endorsed the clinical program to evaluate the safety, tolerability and efficacy of tildacerfont for the treatment of CAH in patients from one year of age to less than 18 years of age. PDCO also granted a waiver for the treatment of CAH in patients less than one year of age.

Polycystic ovary syndrome (PCOS) is a hormonal disorder common among females of reproductive age affecting nearly five million females in the United States and approximately 115 million females worldwide. PCOS is characterized by elevated levels of androgens, cysts in the ovaries, and irregular periods. We have identified a subpopulation of patients where elevated levels of adrenal androgens are the cause of disease. We believe that tildacerfont may present a novel mechanism to reduce ACTH and provide a therapeutic option for females with PCOS and elevated adrenal androgens. By leveraging our existing Phase 1 program, which includes safety, tolerability, and pharmacokinetics of tildacerfont, we have initiated P.O.W.E.R., a Phase 2 proof-of-concept clinical trial. The Phase 2 proof-of-concept clinical trial is a randomized, placebo-controlled, dose escalation trial which will evaluate the safety and efficacy of tildacerfont titrated to 200mg once daily (QD) compared to placebo at 12 weeks of treatment in subjects with PCOS and elevated adrenal androgens as measured by dehydroepiandrosterone sulfate (DHEAS) levels at baseline. We anticipate topline results from the Phase 2 proof-of-concept clinical trial in the first half of 2023.

Beyond classic CAH and PCOS, we believe tildacerfont has potential utility in a range of diseases where the underlying biology supports a need to reduce excess secretion of or hyperresponsiveness to ACTH. We are committed to leveraging our deep scientific knowledge of the biology of rare endocrine disorders, the benefits of

tildacerfont, and our commercial expertise to dramatically transform the lives of individuals living with these devastating disorders.

The following summarizes our ongoing clinical trials and anticipated upcoming milestones for tildacerfont:


2023
2024
2025
H1
H2
H1
H2
H1
H2
Tildacerfont
Adult CAH
CAHmelia-203[1]
Topline Results
CAHmelia-204[1]
Topline Results
Pediatric CAH
Phase II CAHptain Study
Topline Data in Adolescents
PCOS
Phase II POWER Study
Topline Results

Our Strategy

- **Complete clinical development for tildacerfont and seek regulatory approval for the treatment of adults with classic CAH.** Our completed Phase 2 clinical trials of tildacerfont in classic CAH patients have demonstrated the potential of tildacerfont to lower ACTH and levels of key steroid precursors for androgen synthesis. We have initiated CAHmelia-203, a placebo-controlled, double-blind Phase 2b clinical trial in adult patients with classic CAH with highly elevated levels of A4 at baseline and anticipate topline results in the second half of 2023. We have also initiated CAHmelia-204, a second Phase 2b clinical trial in adult patients with classic CAH on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline focused on glucocorticoid reduction and anticipate topline results in the second half of 2024. Based on analyses of our clinical data to date, we have chosen to target two distinct groups of classic CAH patients with either supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline or highly elevated levels of A4 at baseline. These two groups, which together make up the entire classic CAH patient population, have differing disease challenges centered on excessive adrenal androgen levels or excessive glucocorticoid usage, both of which have the potential to be addressed by treatment with tildacerfont, if approved. We believe our strategy to study CAH patients in these two enriched sub-populations may enable us to observe clinically meaningful outcomes. Additionally, we believe these two clinical trials will provide sufficient patient exposures for our registrational safety database. Assuming positive results from these clinical trials, we plan to meet with the FDA and certain comparable foreign regulatory authorities to discuss potential registration.

- **Advance tildacerfont through clinical development and seek regulatory approval for the treatment of children with classic CAH.** There is an urgent medical need to bring androgen-lowering and glucocorticoid-reduction therapy to pediatric classic CAH patients to avoid premature puberty, which together with the adverse effects of glucocorticoids, can prevent a child from growing to their full height. We have developed a pediatric development plan to assess the safety and efficacy of tildacerfont in patients as young as one year of age. We have initiated CAHptain, a Phase 2 open-label clinical trial, which will utilize a sequential three cohort design, to evaluate the safety, efficacy, and pharmacokinetics of tildacerfont in children two to 17 years of age with classic CAH. We anticipate topline data from adolescents (cohorts 1 and 2) of the Phase 2 open-label clinical trial in the second half of 2023.

- **Maximize the commercial potential of tildacerfont in classic CAH.** We intend to build a highly specialized commercial organization to support the commercialization of tildacerfont, if approved, in the United States. Given a relatively small number of endocrinologists and specialists treat a large proportion of the patients with classic CAH, we believe this market can be effectively addressed with a modest-sized targeted commercial sales force, alongside various high-touch patient initiatives. If

tildacerfont is approved for additional indications, we plan to leverage our rare disorder commercial infrastructure and expertise to efficiently address those patient populations. We plan to seek strategic collaborations to benefit from the resources of biopharmaceutical companies specialized in either relevant disease areas or geographies in markets outside the United States. In January 2023, we and Kaken entered into an exclusive licensing agreement for the development and commercialization of tildacerfont for the treatment of CAH in Japan. Under the terms of the agreement, we will receive an upfront payment of $15.0 million from Kaken and will be eligible to receive additional payments upon the achievement of future development and commercial milestones, as well as tiered double-digit royalties on net sales in Japan. Kaken will be responsible for the clinical development and commercialization of tildacerfont in Japan, and we will retain all rights to tildacerfont in all other geographies. Kaken will also be responsible for securing and maintaining regulatory approvals necessary to market and sell tildacerfont in Japan.

- **Explore the potential of tildacerfont to bring therapeutic benefit to patients with other rare endocrine disorders.**   We believe that tildacerfont has the potential to bring therapeutic benefit to patients suffering from rare endocrine disorders where the underlying disease biology supports a need to reduce excess secretion of or hyperresponsiveness to ACTH. Based on this biological rationale, we believe tildacerfont may have utility in controlling elevated levels of adrenal androgens in a subpopulation of females with PCOS. We believe these patients may potentially benefit from treatment with tildacerfont by reducing their ACTH level and related adrenal androgen production. By leveraging our existing Phase 1 program, which includes safety, tolerability, and pharmacokinetics of tildacerfont, we have initiated P.O.W.E.R., a Phase 2 proof-of-concept clinical trial. The Phase 2 proof-of-concept clinical trial is a randomized, placebo-controlled, dose escalation trial which will evaluate the safety and efficacy of tildacerfont titrated to 200mg QD compared to placebo at 12 weeks of treatment in subjects with PCOS and elevated adrenal androgens as measured by DHEAS levels at baseline. We will also continue to explore the utility of tildacerfont in other rare endocrine disorders, such as the severe form of non-classic CAH in which there is a strong scientific and clinical rationale. We anticipate topline results from the Phase 2 proof-of-concept clinical trial in the first half of 2023.

- **Evaluate strategic opportunities to expand our product candidate portfolio.**   We intend to seek to in-license or acquire development-stage product candidates in rare endocrine disorders that have the potential to complement our existing portfolio. We believe that there are many opportunities to leverage our deep endocrine expertise to develop new treatments for rare endocrine disorders with significant unmet medical needs.

Role of the Endocrine System and the HPA Axis

The endocrine system regulates most of the body's physiological activities through the actions of hormones, which are chemical and biochemical messengers secreted from different organs that influence growth, gastrointestinal function, maturation and development, reproduction, stress, metabolism, and nearly all aspects of homeostasis. The endocrine system includes, among other glands and organs, the pituitary gland, hypothalamus, pancreas, adrenal gland, thyroid and parathyroid, ovaries and testes, as well as specialized enteroendocrine cells. Hormonal secretion is complex and the body employs several mechanisms to exert positive and negative feedback control to maintain homeostasis.

The HPA axis is a critical component of the endocrine system and the body's response to stress. In a functioning HPA axis, CRF is synthesized and secreted from the hypothalamus in the brain. This stimulates the secretion of ACTH, through activation of the CRF1 receptor at the pituitary gland, which in turn stimulates the production of several hormones in the adrenal cortex: corticosteroids, which gauge the body's response to illness or injury; mineralocorticoids, which regulate salt and water levels; and androgens, which are male sex hormones. Cortisol, a glucocorticoid steroid, exerts a negative feedback response at the hypothalamus and pituitary, which decreases secretion of CRF and ACTH, respectively, to maintain an appropriate balance of all three hormones.


Hypothalamus
CRF
Pituitary
ACTH
Adrenal Glands
Cortisol
Kidneys
Cholesterol
ACTH
Progesterone
17-OHP
21-OH
21-OH
Aldosterone
Cortisol
Androgens
(e.g., A4)

Figure 1. Normal HPA Axis function.

Classic CAH Disease Overview

Classic CAH is a chronic and potentially life-threatening rare disease with no cure. The most common cause of classic CAH, accounting for an estimated 95% of cases, is a genetic mutation leading to the production of dysfunctional 21-hydroxylase, an enzyme necessary for the biosynthesis of both corticosteroids and mineralocorticoids. Patients with classic CAH present with dysregulation across the HPA axis due to this enzymatic deficiency that shuts down the production of corticosteroids and, in approximately 75% of cases, the production of mineralocorticoids.


Hypothalamus
CRF
Pituitary
ACTH
Adrenal Glands
Kidneys
Cholesterol
ACTH
Progesterone
17-OHP
Androgens
(e.g., A4)

Figure 2. The dysregulation of the HPA axis in classic CAH.

The immediate goal of treatment is the prevention of adrenal crises by replacing the missing physiological levels of corticosteroids. However, cortisol levels in the body vary daily, and normally increase during periods of high stress, making adequate control very difficult to achieve for most patients. In response to chronically absent or inadequate cortisol levels, the pituitary gland secretes higher levels of ACTH to further stimulate steroid synthesis in the adrenal gland. This results in hyperplasia of the gland and the shunting of the steroid precursors to androgen synthesis, resulting in excess levels of androgens such as testosterone and A4 with overt symptoms of virilization. Therefore, the long-term symptomatic control in these patients is to reduce ACTH through supraphysiological doses of exogenous glucocorticoids via a negative feedback response.

The consequences of being born with CAH are severe. All patients born with classic CAH have cortisol deficiency, which makes these patients susceptible to adrenal crises in as early as one to four weeks of age. Due to the life-threatening adrenal crisis, screening for classic CAH is a standard part of routine neonatal screening in the United States and many other major geographies around the world. The most common cause of an adrenal crisis is an infection. Adrenal crisis can also be precipitated by other inducers of stress including surgery, dehydration, or trauma, and is characterized by extreme weakness, nausea, and vomiting. To prevent adrenal crises, physiological replacement of glucocorticoids is initiated in the neonatal period. Data from approximately 6.5 million newborn infants screened worldwide show an estimated incidence of approximately one in 15,000 live births.

Even when patients are diagnosed early and treated with steroids, the associated, continued exposure to high levels of androgens results in premature or precocious puberty, with onset sometimes occurring as early as five years of age. Early puberty drives early maturation of the body's bones, resulting in an adult height that is typically significantly below the height expected based on the parents' heights. In females, the presence of excess androgens in the body causes virilization, often leading to ambiguous genitalia and masculinizing features apparent at birth. Female adolescents and adults may develop male-pattern alopecia, acne, hirsutism, menstrual irregularities, and impaired fertility. Often commencing in early adolescence, a substantial proportion of males can develop testicular adrenal rest tumors (TARTs), benign tumors that can lead to pain and impaired fertility.

Numerous studies have documented diminished quality of life in patients with CAH related both to the disease and its treatment with glucocorticoids. For example, CAH patients commonly experience fatigue, sleep disturbances, concentration problems, and challenges with social interactions.

Patients with classic CAH face increased risk of mortality, with one study documenting an average reduced lifespan of 6.5 years. The causes of death were adrenal crisis (42%), cardiovascular disease (32%), cancer (16%), and suicide (10%).

Consequences of Lack of Cortisol and Aldosterone

A lack of functional 21-hydroxylase enzyme results in the inability to produce sufficient corticosteroids, such as cortisol, and mineralocorticoids, such as aldosterone. Cortisol functions as the body's main stress hormone. Biochemically, it regulates glucose metabolism, inflammation and blood pressure. On a behavioral level, it controls mood, motivation, fear, and sleep/wake cycles. Aldosterone regulates the electrolyte balance between sodium and potassium in the body. Low levels of aldosterone result in hyponatremia, low blood pressure and volume, dizziness, and lightheadedness. Restoration of the function of both cortisol and aldosterone is the primary goal of current therapies for classic CAH.

Consequences of the Accumulation of the Androgen Precursor 17-OHP

A consequence of the absence of 21-hydroxylase is the accumulation of 17-hydroxyprogesterone (17-OHP), a precursor molecule to androgens and cortisol. Without 21-hydroxylase to convert 17-OHP into cortisol, increased levels of 17-OHP are shunted to an alternative hormone resulting in increased synthesis of the testosterone precursor, A4, and related increases in the levels of other androgens in the body, resulting in virilization that complicates fertility and sexual maturation in both females and males. The following figure depicts steroid treatment intervention in patients with classic CAH.


Normal
CRF
ACTH
Progesterone
17 OHP
A4
Aldosterone
Cortisol
Androgens
Untreated Classic CAH
CRF
ACTH
Progesterone
17 OHP
A4
Aldosterone
Cortisol
Androgens
Steroid Treated Classic CAH
CRF
ACTH
Progesterone
17 OHP
A4
Aldosterone
Cortisol
Androgens
Steroid Treatment

Figure 3. Depiction of steroid treatment intervention in patients with classic CAH.

Inadequate Regulation of Steroid Synthesis Leading to Androgen Excess

Cortisol serves as a negative regulator of the HPA axis, regulating its own production. Increasing levels of cortisol downregulate the synthesis of CRF in the hypothalamus and ACTH in the pituitary to ultimately reduce the production of cortisol precursor molecules, such as 17-OHP. In classic CAH patients, deficiencies in cortisol levels stimulate this feedback mechanism and results in excess production of CRF and ACTH. CRF produced in the hypothalamus binds to the CRF1 receptor in the pituitary gland to stimulate the production of ACTH. In turn, ACTH overproduction drives both adrenal hyperplasia, or enlargement of the adrenal glands, and overproduction of steroid molecules such as 17-OHP and A4, leading to increased androgen production. This serves to further exacerbate the excessive levels of androgens in these patients.

Current Treatment Paradigm and its Limitations

The mainstay of classic CAH therapy for approximately 70 years has been lifelong treatment with glucocorticoids such as hydrocortisone, prednisone, prednisolone, methylprednisolone, or dexamethasone. These treatments do not cure the disease, but they serve a two-fold purpose in disease management. Firstly, physiologic levels of glucocorticoids replace the missing cortisol in order to prevent adrenal crisis. Secondly, supraphysiologic levels of glucocorticoids reduce excess androgens through the negative feedback loop alleviating additional hyperandrogenic symptoms.

The level of glucocorticoid necessary to achieve therapeutic benefit is specific to each patient, requires adjustment to individual patient circumstances, and may change over the patient's lifetime, thereby creating multiple challenges for effective treatment. Chronic use of glucocorticoids requires careful management, because of the well-known serious side effects of these drugs, which include growth inhibition in children, high blood pressure, diabetes, psychological effects, skin thinning, and increased risks of infections.

Clinical management of classic CAH is a difficult balance between supplying sufficient levels of glucocorticoids to compensate for deficiencies in cortisol levels while minimizing side effects resulting in a narrow therapeutic window. In an analysis of classic CAH patients treated in the United States and the United Kingdom (UK), only one-third of those dosed with glucocorticoids achieved optimal control of their androgen levels. While treatment with supraphysiologic glucocorticoids can help restore the regulation of CRF and ACTH production leading to reductions in excess 17-OHP and A4 synthesis, in order to restore a more appropriate balance, physicians must identify the desired glucocorticoid dose for each patient. This is challenging, because the amount of cortisol needed to modulate 17-OHP and A4 levels is much higher than that required to functionally replace the missing cortisol.

From birth to adulthood, the aim of glucocorticoid treatment is to identify the right balance based on both the patient's physical maturation as well as gender. At birth, the aim of treatment is to provide an adequate level of steroids to prevent an adrenal crisis. Throughout childhood, treatment becomes more complex with both a need to maintain adequate steroid levels but also ensure androgen levels are as close to normal to prevent precocious puberty while not stunting growth and to prevent premature closure of bone growth plates as a result of treatment with supraphysiologic steroids. The aim of treatment for adolescents and adults is to provide the body with the ability to

maintain a normal energy level, normal growth, and fertility while minimizing clinically overt signs of excess glucocorticoids or excess androgens. In adults, the balancing act may be different between males and females. Females experience more outward signs of excess androgens than males, so females are more attentive to androgen control through supraphysiologic glucocorticoids while males may be more attentive to the adverse outcomes associated with supraphysiologic glucocorticoid replacement.

This makes glucocorticoid therapy challenging, since treatment with high levels of glucocorticoids leads to, among other consequences, obesity, short stature, the loss of bone mineral density, drug-induced Cushing's disease, which is a condition that occurs from exposure to high cortisol levels for a long period of time, metabolic disorders, increased cardiovascular and infection risk, and early mortality. The following figure depicts the need to balance the negative consequences that result from excess levels of androgen levels with those associated with high levels of glucocorticoids.


Excess Androgens
HIRSUTISM, AMENORRHEA, ACNE
CENTRAL ADIPOSITY
PSYCHOLOGICAL EFFECTS
ABNORMAL AND/OR EARLY PUBERTY
SHORT STATURE
INFERTILITY
Excess GCs
HEART DISEASE
SHORT STATURE
HYPERGYLCEMIA
OSTEOPOROSIS
OBESITY

Figure 4. The challenge in treating CAH is balancing therapy to provide optimal control of androgens while avoiding excess cortisol levels.

A novel approach to suppress androgen synthesis would be to directly inhibit the ability of CRF to stimulate ACTH synthesis using a CRF1 receptor antagonist. This approach has the potential to dissociate physiologic cortisol replacement with glucocorticoids from cortisol's regulatory role as a negative-regulator of ACTH to both prevent the hyperplasia of the adrenal gland and reduce the ensuing excess androgen synthesis. In effect, this is an independent mechanism to block excessive ACTH production. We believe that an effective CRF1receptor antagonist will enable physicians to reduce the dose of glucocorticoids administered to patients in a way that will address their cortisol replacement needs and simultaneously avoid excessive androgen production.

Our Solution, Tildacerfont

Tildacerfont is a potent and highly selective, non-steroidal, oral, small-molecule antagonist of the CRF1 receptor, a regulator of the production of ACTH. The CRF1 receptor binds CRF, a potent mediator of endocrine, autonomic, behavioral, and immune responses to stress. Activation of the CRF1 receptor in the pituitary gland has been shown to increase the secretion of ACTH, which in turn drives the production of cortisol and androgens in the adrenal gland. By blocking the CRF1 receptor, tildacerfont can address the uncontrolled cortisol feedback regulatory pathway in CAH, and in turn reduce the production of ACTH in the pituitary, limiting the amount of androgen produced downstream from the adrenal gland. Tildacerfont has been assessed in over 200 subjects across eight completed clinical trials, in which it has been well tolerated with no drug-related SAEs. In preclinical studies, we showed that blocking the binding of CRF to this receptor decreased ACTH production and the production of hormones and androgens such as 17-OHP and A4 and that tildacerfont was over 1,000-fold selective for the CRF1 receptor versus any other receptor tested. Based on preclinical data, receptor occupancy of at least 90% was predicted to be achieved at a dose of less than 400mg.



Figure 5. Tildacerfont blocks CRF1 receptors at the anterior pituitary gland to decrease secretion of ACTH, hormones, such as 17-OHP, and androgens, such as A4.

Tildacerfont has been investigated in six completed Phase 1 clinical trials in healthy adult volunteers, in single doses up to 800mg as well as in multiple doses ranging from 50mg to 200mg once daily, for 14 days. In all of these clinical trials, tildacerfont was generally well tolerated. Over 200 healthy volunteers have received at least one dose of tildacerfont in completed studies. No drug-related SAEs during tildacerfont treatment were observed in these clinical trials and the most frequent non-procedural adverse events, defined as events experienced by greater than 5% of the healthy volunteer population was headache.

Completed Clinical Trials in Classic CAH Patients

We conducted two Phase 2a clinical trials of tildacerfont in adult patients with classic CAH on stable glucocorticoid therapy. Clinical trial SPR001-201 was an open-label, dose-ranging clinical trial in 24 patients. These patients received a series of doses of tildacerfont for two weeks each in addition to their standard daily glucocorticoid dose. Two patients participated in two cohorts in SPR001-201. Clinical trial SPR001-202 was a 12-week clinical trial of 11 patients treated with a fixed dose of 400mg tildacerfont once daily. Nine of the 11 SPR001-202 patients also participated in SPR001-201. A total of 26 unique classic CAH patients have been treated to date with tildacerfont. The results from the clinical trials to date suggest that tildacerfont may reduce elevated androgens and may also allow for reduction of supraphysiologic glucocorticoid doses.

Previous observations had identified that tildacerfont interacts with CYP3A4, a liver enzyme that is responsible for the metabolism of a number of drugs. When a drug inhibits or induces CYP3A4, it can impact the body's ability to metabolize other drugs. In SPR001-201, we observed that tildacerfont led to an approximately two-fold increase in the levels of dexamethasone, a glucocorticoid that is primarily metabolized through CYP3A4. In order to eliminate any potentially confounding drug-drug interactions from our clinical trial, we subsequently removed patients who were being treated with dexamethasone from our efficacy analyses. No drug-drug interactions were observed with other glucocorticoids and we made no other modifications.



Figure 6. Phase 2 SPR001-201.

SPR001-201 Results

SPR001-201 was our first clinical trial in adults with classic CAH and was a proof-of-concept, dose-escalating Phase 2a clinical trial in patients who were on a stable glucocorticoid dosing regimen but still had levels of 17-OHP that were four-fold or greater above the 200 ng/dL upper limit of normal (ULN). Patients enrolled in three sequential cohorts, and during the clinical trial, could not change their underlying glucocorticoid regimen to avoid confounding the effect of varying glucocorticoid levels on disease-driving hormones. The clinical trial assessed the safety and pharmacokinetics of tildacerfont across a range of doses from 200mg to 1,000mg once daily and 100mg and 200mg twice daily. Pharmacodynamic activity was assessed using ACTH, 17-OHP, and A4 overnight with the baseline and key assessment at 8:00 a.m. This overnight period was selected as it represents the time period during which excess production of ACTH and hormones and androgens peak. The goal of this clinical trial was to assess whether tildacerfont could blunt the magnitude of this rise in the hormones.

The enrollment screening criteria for SPR001-201 ensured that 17-OHP was elevated in all but one patient at baseline (8:00 a.m. on day one) enrolled in this clinical trial; however, the levels of ACTH and A4 were more variable. In a post-hoc analysis, we identified two homogenous patient groups using ACTH and A4 and classified these patients as either those with highly elevated adrenal hormones at baseline or on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline. In our clinical trial, patients with highly elevated levels of adrenal hormones at baseline had highly elevated ACTH, 17-OHP, and A4 levels, generally greater than twice the ULN and, more commonly, greater than four times the ULN. Patients with highly elevated levels of adrenal hormones at baseline were on a stable mean daily supraphysiologic dose of approximately 25mg of hydrocortisone, or a dose of another glucocorticoid equivalent to 25mg of hydrocortisone. Patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline had elevated 17-OHP levels but had ACTH and A4 generally less than twice the ULN and more commonly, within the normal bounds for ACTH and A4. These patients were on doses equivalent to a mean daily supraphysiologic dose 36mg of hydrocortisone, which was a 44% higher total daily dose than patients with highly elevated levels of adrenal hormones at baseline. These findings suggest that patients with highly elevated levels of adrenal hormones at baseline may have been receiving inadequate glucocorticoid doses to provide adequate control of their disease, possibly due to an inability to tolerate higher doses of glucocorticoids or unwillingness to accept the adverse outcomes attributed to chronic dosing of supraphysiologic glucocorticoids. Given the clear differences in baseline hormone profiles and glucocorticoid dosing, we decided to analyze the effect of tildacerfont on hormones in these two groups independently. We believe that by identifying these two homogeneous patient groups, and designing our development program around the two groups, we are uniquely positioned to address the two major areas of unmet medical need for these patients.

Table 1 summarizes the key demographic and baseline characteristics across the two patient groups. The demographics across both patient groups were similar. The age distribution trended to older subjects with an average age of 44 years, as compared to an age range of 19 years to 67 years, with an average body mass index (BMI) of approximately 31, signifying an obese population on average. The daily glucocorticoid dose and baseline hormones were different between the two patient groups.

	Supraphysiologic Glucocorticoids (N=6)	Highly Elevated Adrenal Hormones (N=11)
Demographics		
Age (yrs), mean (SD)	44 (16.6)	45 (17.0)
Sex, Female, n (%)	5 (83%)	6 (55%)
Race, White n (%)	6 (100%)	10 (91%)
BMI (kg/m2), mean (SD)	31.3 (5.77)	30.0 (5.9)
Baseline Glucocorticoid dose		
Dose (mg) in Hydrocortisone equivalents	36.3 (8.02)	24.5 (8.6)
Baseline Hormones (8:00 a.m.)		
ACTH (pg/mL), geometric mean (CV%)	30.9 (273.1%)	397.0 (88.5%)
17-OHP (ng/dl), geometric mean (CV%)	1,531.6 (489%)	6,688.6 (113%)
A4 (ng/dL), geometric mean (CV%)	97.6 (338%)	333.1 (171%)

Table 1. Demographics and baseline hormones in non-dexamethasone patients (SPR001-201).

While the exposure levels, as a function of dose, generally demonstrated dose linearity, no clear dose-response was observed in ACTH, 17-OHP, and A4 reductions. The lowest evaluated dose of 200mg once daily resulted in hormone changes that were comparable to those observed at higher doses (Figures 7-9). Also, overall dosing twice daily did not result in greater hormone reductions compared to once daily dosing. This finding corresponds with the initial predicted receptor occupancy data based on preclinical experiments demonstrating at least 90% receptor occupancy at doses of tildacerfont up to 400mg.

Figures 7-9 below summarize the changes in hormones across the overnight period. We conducted a post-hoc analysis which divided the subjects in this study into two groups, based on patients with highly elevated levels of adrenal hormones at baseline and patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline. Of the patients with highly elevated levels of adrenal hormones at baseline, there were 11 patients at doses equal to 200mg, six of whom received 200mg once per day in Cohort A and five of whom received 100mg twice per day in Cohort C, and 12 patients at doses greater than 200mg, six of whom received 600mg once per day and the same six of whom received 1,000mg once per day. There were six patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline, one patient at 200mg once per day in Cohort A and five patients at doses greater than 200mg, each receiving 200mg twice per day in Cohort B.

Patients with highly elevated levels of adrenal hormones at baseline had baseline levels of ACTH, 17-OHP, and A4 that were substantially above the target goal for these hormones (ACTH target of 63.3 pg/mL, 17-OHP target of 1200 ng/dL and A4 target of 152 ng/dL for males and 262 ng/dL for females). Subsequent to receiving tildacerfont for 14 days, the mean levels of all three hormones were generally reduced throughout the overnight period from 10:00 p.m. to 8:00 a.m. These reductions were observed despite no changes in glucocorticoid dosing. We believe that the reductions in patients with highly elevated levels of adrenal hormones at baseline demonstrated proof-of-concept and supported further studies to assess the ability of tildacerfont to reduce hormones.

Patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline had mean baseline levels of ACTH and A4 that were already below the target goal for these hormones. Treatment with tildacerfont did not lead to clinically meaningful reduction of these levels, suggesting that administering tildacerfont in these patients have a low risk of excessive adrenal suppression. We believe the observed changes in these hormones are reflective of typical day-to-day variation in these patients. Treatment of these patients who had elevated levels of 17-OHP led to a modest decrease in 17-OHP.



Figure 7. Change from baseline in ACTH (pg/mL) in patients during the overnight period (SPR001-201).



Figure 8. Change from baseline in 17-OHP (ng/dL) in patients during the overnight period (SPR001-201).


Poor Disease Control Group
Good Disease Control Group
Geometric Mean A4 (ng/dL)
-20%
-23%
+9%
-6%
Baseline
Doses = 200mg (n=11)
Doses > 200mg (n=12)
Doses = 200mg (n=1)
Doses > 200mg (n=5)
6 am
8 am

Figure 9. Change from baseline in A4 (ng/dL) (SPR001-201).

Of note, one classic CAH patient enrolled in this clinical trial, who had a pre-existing testicular mass classified as TART, saw a 25% decrease in the size of his tumor following six weeks of dosing with tildacerfont through two dose escalations in Cohort A. TARTs are directly driven by excess ACTH and the empiric standard of care to reduce TARTs is high dose dexamethasone. This tumor shrinkage is consistent with the mechanism of action of tildacerfont, reduction of excess ACTH, and provides the first known evidence of a non-steroidal, non-surgical reduction in a TART.

Tildacerfont was well tolerated in SPR001-201 at doses up to 1,000mg once daily. No drug-related SAEs were reported. The most common adverse event was headache (n=3). The majority of events were grade one in nature. A female subject (age 48; 200mg twice daily) experienced a grade three hot flush that resolved on its own within 30 minutes in the first week of treatment. One event of special interest was observed at the highest dose of 1,000mg once daily. After 14 days of treatment at 1,000mg once daily, this patient experienced a grade one liver-related adverse event, as determined by the investigator. This patient had elevated levels of alanine transaminase (ALT) between five and nine times ULN, elevations in aspartate aminotransferase (AST) less than five times ULN, and no increases in bilirubin. The event resolved on its own without additional medical intervention. No cases of liver enzyme elevations above three times the ULN were observed in any patient receiving total daily doses of 600mg, which is approximately three times the proposed therapeutic dose, and below.


PD
Follow-up
PATIENTS (n=11)
400 mg PO QD
Baseline
Week 2
Week 4
Week 6
Week 8
Week 10
Week 12
Week 16

Figure 10. Phase 2 SPR001-202.

SPR001-202 Results

SPR001-202, our open-label, 12-week Phase 2a clinical trial, assessed the ability of a daily dose of 400mg of tildacerfont to lower disease-driving hormones such as ACTH, 17-OHP, and A4 over a 12-week dosing period. SPR001-202 was an extension clinical trial of SPR001-201, where the enrollment criteria was either prior participation in SPR001-201 or treatment-naïve patients meeting the 17-OHP criterion in SPR001-201. Disease-driving hormones were assessed at approximately 8:00 a.m. on each day corresponding to the peak excess hormone production. This clinical trial was conducted to evaluate the safety and tolerability of long-term treatment with tildacerfont and to assess the magnitude of hormone reductions after 12 weeks of treatment.

As with SPR001-201, dexamethasone subjects (n=3) were excluded from pharmacodynamic activity summaries but included in safety summaries. The table below summarizes the key demographic and baseline hormones in the non-dexamethasone patients.

	Supraphysiologic Glucocorticoids (N=3)	Highly Elevated Adrenal Hormones (N=5)
Demographics		
Age (yrs), mean (SD)	48.0 (17.69)	42.4 (15.63)
Sex, Female, n (%)	3 (100%)	2 (40%)
Race, White n (%)	3 (100%)	4 (80%)
BMI (kg/m2), mean (SD)	35.5 (6.10)	27.8 (5.56)
Baseline Glucocorticoid dose		
Dose (mg) in Hydrocortisone equivalents	36.7 (11.6)	24.5 (11.5)
Baseline hormones		
ACTH (pg/mL), geometric mean (CV%)	12.2 (584.1%)	536.6 (108.5%)
17-OHP (ng/dl), geometric mean (CV%)	314.1 (1068.6%)	15,323.3 (46.9%)
A4 (ng/dL), geometric mean (CV%)	28.8 (216.1%)	1001.1 (48.4%)

Table 2. Demographics and baseline hormones (SPR001-202).

Like with the SPR001-201 clinical trial, in the SPR001-202 clinical trial, we conducted a post-hoc analysis which divided the subjects in this study into patients with highly elevated levels of adrenal hormones at baseline and patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of adrenal hormones at baseline. We observed that tildacerfont-treated patients with highly elevated levels of adrenal hormones at baseline had mean maximum reductions in ACTH, 17-OHP, and A4 of approximately 80% compared to baseline at 8:00 a.m., bringing the levels of these key hormones to near normal levels that are used as targets for standard glucocorticoid therapy. In addition, 60% of patients achieved normalization of ACTH levels, one subject at week two prior to discontinuation from the clinical trial and two subjects during month three, and 40% achieved normalization of A4 levels during month three. We are not aware of normalization of these highly elevated hormones in classic CAH patients with any other investigational product candidate without increases to daily steroid doses.

As reflected in the figures below, we observed reductions in these hormones as early as the two-week time point and the reductions increased throughout the 12-week dosing period of the clinical trial. Last observation carried forward is applied for patients missing assessments during the 12-week period in the time course figures.



Figure 11. Change from baseline in ACTH (pg/mL) (SPR001-202).



Figure 12. Change from baseline in 17-OHP (ng/dL) (SPR001-202).



Figure 13. Change from baseline in A4 (ng/dL) (SPR001-202).

Upon completion of tildacerfont dosing at week 12, in patients with highly elevated levels of adrenal hormones at baseline, levels of these disease-driving hormones increased, approaching their pre-trial baseline levels at follow-up, week 16. The results from this clinical trial are consistent with the ability of tildacerfont to inhibit CRF signaling, leading to reduction of adrenal stimulation by ACTH and the production of androgen precursors. Treatment with tildacerfont in this clinical trial led to this adrenal hormone and androgen reduction without requiring any change in the dose of glucocorticoids.

Of the patients with highly elevated levels of adrenal hormones at baseline, the best response for each patient in the non-dexamethasone group in month three is summarized below. The majority of patients achieved robust reductions. One patient discontinued prior to month three and is not included in this figure. This patient had reductions of 99%, 82% and 68% for ACTH, 17-OHP and A4, respectively, prior to discontinuation.



Figure 14. Change from baseline in hormones in patients with highly elevated levels of adrenal hormones at baseline in month three (SPR001-202) at the individual patient level for subjects completing 12 weeks of treatment.

Patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline upon entry to SPR001-202 had mean levels of ACTH, 17-OHP and A4 that were well below the target goal. Administration of tildacerfont to these patients did not lead to significant changes in these levels. We believe that this finding is important because it supports that there may be a limit as to how much tildacerfont can suppress adrenal function, which could reduce the risk that excess dosing with tildacerfont could lead to excessive levels of suppression. This is consistent with the results we observed in SPR001-201.

Tildacerfont was well tolerated in SPR001-202. The most common adverse events were upper respiratory tract infection (n=2) and elevated A1c (n=2) and all four events deemed not related to tildacerfont treatment. The majority of events were grade one in nature. One subject discontinued study drug due to itching without a rash experienced between weeks two and four of treatment.

Patients with highly elevated levels of adrenal hormones at baseline were receiving supraphysiologic glucocorticoid doses equivalent to approximately 25mg hydrocortisone daily. Based on the levels of ACTH, 17-OHP, and A4 at baseline, these glucocorticoid doses were insufficient to adequately suppress androgen synthesis. However, the addition of tildacerfont lowered the levels of these hormones by approximately 80%, bringing them close to normal levels. In contrast, patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline upon enrollment in the clinical trial were receiving supraphysiologic glucocorticoid doses equivalent to 36mg of hydrocortisone daily. Because the baseline levels of ACTH and A4 were all well below the target goal, we believe that these patients may have been receiving glucocorticoid doses that were higher than would be necessary with the addition of tildacerfont. Furthermore, we believe that treatment of these patients with

tildacerfont could enable these patients to reduce their glucocorticoid doses. Over time, we believe that tildacerfont may enable both groups of patients to achieve potentially normal or markedly improved levels of androgen synthesis with minimized levels of glucocorticoid replacement.

Late-Stage Clinical Trials in Adult Classic CAH

We have two ongoing late-stage clinical trials in patients with classic CAH. CAHmelia-203, a randomized, double-blind, placebo-controlled, dose-ranging Phase 2b clinical trial will evaluate the safety and efficacy of tildacerfont in adults with classic CAH who are exhibiting highly elevated levels of A4 at baseline while on stable glucocorticoid dosing. This clinical trial will enroll approximately 72 patients who have elevated levels of A4. For the first six weeks, patients will receive blinded placebo to assess their adherence to their existing glucocorticoid therapy. Patients who continue to meet all eligibility criteria at the end of this period will enter a three-part treatment period. During the placebo-controlled treatment period, patients will be randomized in a blinded manner to receive placebo, 50mg, 100mg, or 200mg tildacerfont once daily. Dosing in the placebo-controlled treatment period will continue for 12 weeks. The primary endpoint of the clinical trial will be the percentage change in A4 from baseline at week zero to week 12 with secondary endpoints including the proportion of patients with levels of 17-OHP and A4 within the target and normal range, respectively, and change in lesion volume of TARTs in men. Following the placebo-controlled treatment period, all patients will receive tildacerfont following a proposed dose-escalation protocol based on hormone response in which the dosage will be increased to 200mg once daily over 12 weeks. Following the 12-week dose-escalation period, all patients will continue receiving tildacerfont at 200mg once daily for an additional 46 weeks. Patients who achieve control of A4 while on supraphysiologic glucocorticoid treatment will have the opportunity to taper down their glucocorticoid dosing in the open-label period according to a pre-specified algorithm in the protocol. Additional endpoints include clinical outcomes and patient and clinician reported outcomes.


RANDOMIZED PERIOD
OPEN-LABEL EXTENSION
PART A
(12 weeks)
PART B
(12 weeks)
PART C
(46 weeks)
SINGLE-BLIND RUN-IN
(6 weeks on placebo)
Tildacerfont
200 mg QD
Tildacerfont
100 mg QD
Tildacerfont
50 mg QD
Placebo
R
1:1:1:1
Possible tildacerfont dose escalation
for eligible patients
Tildacerfont
50–200 mg QD
Tildacerfont
200 mg QD
Possible GC tapering
for eligible patients
SAFETY FOLLOW-UP
(30 days)
W-6
B
W12
W24
W40
W70
EOT

Figure 15. Design of trial CAHmelia-203

We also initiated CAHmelia-204, a randomized, double-blind, placebo-controlled clinical trial to evaluate the safety and efficacy of tildacerfont in reducing supraphysiologic glucocorticoid usage in approximately 90 adults with classic CAH in patients on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline. This clinical trial is designed in two parts. In the first part of the clinical trial, patients will be randomized to receive 200mg tildacerfont once daily or placebo for 24 weeks. During the second part of the clinical trial, all patients will receive open-label 200mg tildacerfont once daily for 52 weeks. Throughout the trial, tapering of glucocorticoids will be guided according to a pre-specified algorithm and continue to the lowest level possible (replacement levels only), as long as patients remain well controlled based on standard biomarkers and clinical assessments.


RANDOMIZED PERIOD
OPEN-LABEL EXTENSION
(24 weeks)
(52 weeks)
SCREENING
R
1:1
Tildacerfont
200 mg QD
Placebo
Tildacerfont
200 mg QD
SAFETY FOLLOW-UP
(30 days)
GC tapering driven by algorithm based on A4 level
B
W24
W64
W76
EOT

Figure 16. Design of trial CAHmelia-204

The primary endpoint of this clinical trial will be the proportion of patients with reduction of glucocorticoid dose greater than or equal to 5 mg/day of hydrocortisone equivalent (HCe) at week 24. The percent change in glucocorticoid dose from baseline to week 24 will be assessed as a secondary endpoint. Median total cumulative GC dose (HCe) at week 24, change from baseline in insulin resistance at week 24, and percent change from baseline in weight at week 24 and after 52 weeks of tildacerfont treatment will also be assessed as secondary endpoints. Effects on insulin resistance, weight, waist circumference, bone mineral density after 52 weeks of tildacerfont treatment will be assessed as exploratory endpoints.

Based on analyses of our clinical data to date, we have chosen to target two distinct groups of classic CAH patients with either supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline or highly elevated levels of A4 at baseline. These two groups, which together make up the entire classic CAH patient population, have differing disease challenges centered on excessive adrenal androgen levels or excessive glucocorticoid usage, both of which have the potential to be addressed by treatment with tildacerfont, if approved. We believe our strategy to study CAH patients in these two enriched sub-populations may enable us to observe clinically meaningful outcomes. Additionally, we believe these two clinical trials will provide sufficient patient exposures for our registrational safety database. Assuming positive results from these clinical trials, we plan to meet with the FDA and certain comparable foreign regulatory authorities to discuss potential registration.

Phase 2 CAHptain Clinical Trial in Pediatric Classic CAH

At birth, newborns with classic CAH are immediately faced with a risk of adrenal crisis, which produces symptoms that include vomiting, severe dehydration, low blood pressure, and life-threatening shock. Replacement glucocorticoid therapy, initiated immediately after diagnosis, remains the customary treatment for children with classic CAH. Glucocorticoid therapy is administered to avoid precocious puberty. The growth suppressing effects of glucocorticoids, however, combined with the early bone growth closure from elevated levels of adrenal androgens, limits the height potential of children impacted by classic CAH. Many patients with classic CAH complete growth prematurely and are ultimately short as adults. We believe tildacerfont has the potential to reduce both the levels of adrenal androgens and the need for excess glucocorticoids, which may enable management of classic CAH at doses of glucocorticoids near physiologic replacement levels, with potential to enable more normal growth progression through childhood and adolescence. We estimate that children represent approximately 20% of the total classic CAH patient population.

We have initiated CAHptain, a Phase 2 open-label clinical trial, which will utilize a sequential three cohort design, to evaluate the safety, efficacy, and pharmacokinetics of tildacerfont in children two to 17 years of age. The study will also characterize changes in androgen levels over 12 weeks of treatment, and the ability to reduce daily glucocorticoid dose based on A4 normalization. An optional open-label extension period will provide additional open-label treatment with tildacerfont to provide long-term safety data for up to two years. Cohort 1 will enroll up to five participants between the ages of 11 and 17 years of age, who will receive a weight-adjusted, adult dose equivalent of 50mg QD of tildacerfont. Cohort 2 will enroll up to five participants between the ages of 11 and 17 years of age, who will receive a weight-adjusted, adult dose equivalent of 200mg QD of tildacerfont. Cohort 3 will enroll up to 10 participants between the ages of two and 10 years of age, who will receive a weight-adjusted, adult dose equivalent of 200mg QD of tildacerfont.



Figure 17. Design of CAHptain

The primary endpoint of this clinical trial will be safety. Additional secondary endpoints include the proportion of subjects who achieve reduction in A4 or daily glucocorticoid dosing at week 12 and the proportion of subjects with elevated A4 at baseline who achieve a reduction in A4 at week 4. We anticipate topline data from adolescents (cohorts 1 and 2) of the Phase 2 open-label clinical trial in the second half of 2023.

Phase 2 P.O.W.E.R. Clinical Trial in Polycystic Ovary Syndrome (PCOS)

PCOS is a hormonal disorder common among females of reproductive age affecting nearly five million females in the United States and approximately 115 million females worldwide. PCOS is characterized by elevated levels of androgens, cysts in the ovaries, and irregular periods. Females with PCOS present with additional symptoms, including hirsutism, alopecia, acne, infertility, weight gain, fatigue, depression and mood changes. The underlying causes of PCOS are unknown. However, excess insulin secretion and low-grade inflammation, which stimulate the polycystic ovaries, have been linked to androgen excess. The source of this androgen excess may be ovarian, adrenal, both adrenal and ovarian, or from other sources. Adrenal androgen excess in PCOS appears to occur independently of ovarian androgen excess, suggesting it may represent an intrinsic, and possible primary source of abnormal synthesis of androgens. Adrenal androgen excess in PCOS does not result from enzymatic deficiencies, rather it represents an altered adrenal responsivity to ACTH. We believe that, in women whose PCOS is caused by elevated adrenal androgens, tildacerfont may provide a therapeutic option to treat the underlying cause of disease through reductions of ACTH. We may pursue orphan drug designation in this patient population.

By leveraging our existing Phase 1 program, which includes safety, tolerability, and pharmacokinetics of tildacerfont, we have initiated P.O.W.E.R., a Phase 2 proof-of-concept, randomized, placebo-controlled dose escalation study which will evaluate the safety and efficacy of tildacerfont titrated to 200 mg QD compared to placebo at 12 weeks of treatment in subjects with PCOS and elevated adrenal androgens as measured by DHEAS levels at baseline.



Figure 18. Design of P.O.W.E.R.

The primary endpoint of this clinical trial is the absolute change from baseline in DHEAS. Additional secondary endpoints include safety and tolerability, the proportion of subjects who achieve a 30% or greater reduction in DHEAS and change from baseline in hormonal biomarkers. We anticipate topline results from the Phase 2 proof-of-concept clinical trial in the first half of 2023.

Potential Role of Tildacerfont in the Treatment of Non-Classic CAH

The non-classic form of CAH (non-classic CAH), also called late-onset CAH, occurs in approximately one in 1,000 of the general population. In females, non-classic CAH is characterized by a generally less severe dysregulation of cortisol production and clinically manifests with a variety of late-onset virilizing symptoms. Females may experience irregular periods, hirsutism, deep voice, and infertility. Some males and females may experience early onset puberty and rapid growth in childhood but short stature in adulthood. Other symptoms of non-classic CAH include low bone density, severe acne, obesity, and elevated lipids. Patients with non-classic CAH typically do not require glucocorticoids to replace deficiencies in cortisol levels. However, they possess high levels of adrenal androgens caused by the inability of their endogenous levels of cortisol to properly regulate ACTH production and adrenal stimulation. Although, genetic mutations have been associated with about 30% to 40% of residual 21-hydroxylase enzymatic activity, approximately 5% of patients presenting with non-classic CAH may have a mutation in one copy of the 21-hydroxylase gene, that results in clinical phenotype that is indistinguishable from classic CAH. We believe that tildacerfont has the potential to bring non-steroidal therapeutic benefit to these non-classic CAH patients with the severe form of disease.

Sales and Marketing

We currently do not have a commercial organization for the marketing, sales, and distribution of pharmaceutical products. We intend to build a highly specialized commercial organization to support the commercialization of tildacerfont, if approved, in the United States. Given a relatively small number of endocrinologists and specialists treat a large proportion of patients with classic CAH, we believe this market can be effectively addressed with a modest-sized targeted commercial sales force, alongside various high-touch patient initiatives. If tildacerfont is approved for additional indications, we plan to leverage our rare disease commercial infrastructure and expertise to efficiently address those patient populations. We plan to seek strategic collaborations to benefit from the resources of biopharmaceutical companies specialized in either relevant disease areas or geographies in markets outside the United States.

License Agreement with Eli Lilly and Company (Lilly)

In May 2016, we entered into a license agreement (the Lilly License Agreement) with Lilly. Pursuant to the terms of the Lilly License Agreement, Lilly granted us an exclusive, worldwide, royalty bearing, sublicensable license under certain technology, patent rights, know-how, and proprietary materials, which we refer to collectively as the Lilly IP, and such patents, the Lilly Licensed Patents, relating to the CRF1 receptor antagonist compounds either listed in the Lilly License Agreement or covered by patent rights controlled by Lilly, which we refer to collectively as the Lilly Compounds, to research, develop, commercialize, make, have made, use, sell, offer to sell, and import the Lilly Compounds and any products containing a Lilly Compound, including any products containing a Lilly Compound and one or more additional active pharmaceutical ingredients other than a Lilly Compound, which we refer to collectively as the Lilly Licensed Products, for all pharmaceutical uses, including all diagnostic, therapeutic, and prophylactic uses, for human or animal administration, which we refer to as the Field. Lilly retained rights under the Lilly IP and the Lilly Licensed Patents for internal research purposes.

Under the Lilly License Agreement, we are required to use commercially reasonable efforts to develop and commercialize a Lilly Licensed Product in the Field. In addition, we are responsible to oversee, monitor, and manage all regulatory interactions, communications, and filings with, and submissions to regulatory authorities, with respect to the Lilly Licensed Products, and shall have final decision-making authority regarding all such regulatory activities, including the regulatory and labeling strategy and the content of submissions.

As partial consideration for the rights granted to us under the Lilly License Agreement, we made a one-time upfront payment to Lilly of approximately $0.8 million. We are also required to pay Lilly up to an aggregate of $23.0 million upon the achievement, during the time the Lilly License Agreement remains in effect, of certain milestones relating to the clinical development and commercial sales of the Lilly Licensed Products. Such payments are for predetermined fixed amounts, are paid only upon the first occurrence of each event, and are due shortly after achieving the applicable milestone. In addition, we are required to pay Lilly tiered royalties on annual worldwide net sales of Lilly Licensed Products in the Field, with rates ranging from mid-single-digits to sub-teens (the Lilly Royalties). The Lilly Royalties shall commence on a country-by-country basis on the date of the first commercial sale of Lilly Licensed Product in such country, and shall expire on a country-by-country basis on the latest of the following dates: (i) the tenth anniversary of the date of first commercial sale in such country, (ii) the expiration in such country of the last-to-expire Lilly Licensed Patent having a valid claim covering the manufacture, use, or sale of the Lilly Licensed Product as commercialized in such country, and (iii) the expiration of any data or regulatory exclusivity period for the Lilly Licensed Product in such country. Upon such expiration, the license granted to us with respect to such country shall be come fully paid-up, royalty-free, perpetual and irrevocable. In addition, the Lilly Royalties may be reduced upon the occurrence of certain events.

The Lilly License Agreement shall remain in effect until the expiration of all payment obligations thereunder, unless terminated earlier as follows, (i) termination upon mutual agreement, (ii) unilateral termination by us, on a worldwide basis or with respect to any country or countries, in our sole discretion, upon 60 days' advance written notice, (iii) unilateral termination by either party upon written notice of the other party's material breach of its obligations under the Lilly License Agreement and failure to cure such breach within 90 days after receiving written notice of such breach, and (iv) unilateral termination by either party in the event of a general assignment for the benefit of creditors of the other party or if proceedings are commenced against such other party relating to bankruptcy, insolvency, liquidation, reorganization, winding up, or composition or adjustment of debt, and such proceedings continue undismissed, or an order with respect to the foregoing shall be entered and continue unabated, for a period of more than 60 days.

License Agreement with Kaken Pharmaceutical Co. Ltd (Kaken)

On January 5, 2023, we entered into a Collaboration and License Agreement (the Kaken License Agreement) with Kaken. Under the terms of the Kaken License Agreement, we granted to Kaken the exclusive right to develop, manufacture and commercialize our product candidate, tildacerfont, for the treatment of CAH in Japan. Pursuant to the Kaken License Agreement, Kaken will be responsible for securing and maintaining regulatory approvals necessary to commercialize tildacerfont in Japan. We will retain all rights to tildacerfont in all other geographies.

We have also granted to Kaken a right of first negotiation with respect to the development, manufacturing and commercialization of tildacerfont for CAH in China (including Hong Kong, Taiwan, and Macau), South Korea and other specified southeastern Asian countries, and for indications other than CAH.

Pursuant to the Kaken License Agreement, Kaken is required to make an upfront payment to us of $15.0 million. In addition to the upfront payment, we are entitled to receive up to an aggregate of approximately $65.0 million (at exchange rates in effect on the date of the Kaken License Agreement) upon the achievement of specified milestones related to the development, regulatory approval and commercialization of tildacerfont in Japan, including the achievement of specified net sales thresholds, if approved. Kaken has agreed to pay us a non-creditable, non-refundable specified purchase price for each unit of Company-manufactured product supplied to Kaken for commercial sale. In addition, we will also be entitled to receive a royalty for each unit of non-Company manufactured product sold equal to a range of double-digit percentages up to the mid-twenties based on annual net sales of tildacerfont in Japan. Both the purchase price for each unit and the royalty rate are subject to reduction in certain circumstances as specified in the Kaken License Agreement. Kaken's obligation to pay royalties will continue for ten years after the first commercial sale in Japan or, if later, until the expiration of regulatory exclusivity of tildacerfont or the expiration of the last valid claim of a Company-licensed patent covering tildacerfont in Japan (the Royalty Term).

We have agreed to supply Kaken's clinical drug supply requirements of tildacerfont pursuant to a clinical supply agreement that the parties will enter into within ninety days of the effective date of the Kaken License Agreement. During the Royalty Term, we have agreed to supply Kaken's requirements of tildacerfont pursuant to the Kaken License Agreement and a commercial supply agreement to be entered into by the parties, though Kaken may procure alternate suppliers. Following the Royalty Term, Kaken at its option may continue to purchase Company-manufactured tildacerfont at a purchase price equal to our manufacturing cost plus a low double-digit administrative fee.

Either party may terminate the Kaken License Agreement (i) in the event the other party shall have materially breached its obligations thereunder and such default shall have continued for a specified period after written notice thereof or (ii) upon the bankruptcy or insolvency of the other party. In addition, we may terminate the Kaken License Agreement upon prior written notice if Kaken ceases all development or commercialization activities for a specified period of time, subject to certain exceptions, or (ii) challenges the validity, enforceability or scope of any of the patents licensed by us to Kaken under the Kaken License Agreement, subject to certain conditions. Kaken may terminate the Kaken License Agreement at any time for convenience upon prior written notice provided within a specified period of time to us.

Intellectual Property

We have developed and continue to expand our patent portfolio for tildacerfont. We have licensed from Lilly at least 23 patents in the United States and other countries throughout the world covering composition of matter of tildacerfont, which are expected to expire in 2027, absent any patent term adjustments or extensions. We also have pending applications from the same family in Venezuela, and Pakistan covering tildacerfont, which, if issued, would also be expected to expire in 2027, absent any patent term adjustments or extensions. Additionally, we have licensed patents in the United States and other countries from Lilly covering methods of making tildacerfont, which are expected to expire in 2029, absent any patent term adjustments or extensions.

We have filed our own patent applications in the United States and other countries throughout the world directed to various methods of use and formulations, and six of these applications have been issued in the United States. Five of the issued United States patents are expected to expire in 2038 and one of the issued United States patents is expected to expire in 2039, absent any patent term adjustments or extensions. The remaining patent applications, if issued, would be expected to expire between 2038 and 2042, absent any patent term adjustments or extensions. We have also filed applications in the United States and other countries, including Argentina and Taiwan, directed to combination therapies as well as further uses of tildacerfont. Any patents that would issue from these applications would be expected to expire no later than 2041, absent any patent term adjustments or extensions. We have also filed an international patent application and a United States patent application directed to various forms of tildacerfont. Any patents that would issue from this application would be expected to expire around 2042, absent any patent term adjustments or extension. Patents related to tildacerfont may be eligible for patent term extensions in certain jurisdictions, including up to five years in both the United States and the EU, upon approval of a commercial use of the corresponding product by a regulatory agency in the jurisdiction where the patent was granted.

In addition to patent protection, we rely on trade secret protection and know-how to expand our proprietary position around our chemistry, technology, and other discoveries and inventions that we consider important to our business. Under the Lilly License Agreement, Lilly granted intellectual property rights to know-how that are important to our business. The Lilly License Agreement imposes various development, regulatory, and commercial diligence obligations, payment of milestones and/or royalties, and other obligations.

In addition, we have been granted orphan drug designation for tildacerfont for the treatment of patients with CAH in the United States and the EU, providing the opportunity to receive seven years of market exclusivity in the United States, which can be extended to seven and a half years if clinical trials are conducted in accordance with an agreed-upon PIP and ten years of market exclusivity in the EU, which can be extended to 12 years in the EU if clinical trials are conducted in accordance with an agreed-upon PIP.

If approved in the United States, as tildacerfont has not previously been approved in the United States for any indication, tildacerfont may be eligible for five years of new chemical entity exclusivity, which would run concurrently with its seven years of orphan drug exclusivity if we obtain orphan drug exclusivity for its approved uses. Further, if approved in the EU, as tildacerfont has not previously been approved in the EU for any indication, tildacerfont may be eligible for eight years of data exclusivity, as well as two years of market exclusivity. In the EU, an additional one year of exclusivity may be obtained if tildacerfont is approved for a new indication that provides a significant clinical benefit.

We also seek to protect our intellectual property in part by entering into confidentiality agreements with companies with whom we share proprietary and confidential information in the course of business discussions, and by having confidentiality terms in our agreements with our employees, consultants, scientific advisors, clinical investigators, and other contractors and also by requiring our employees, commercial contractors, and certain consultants and investigators, to enter into invention assignment agreements that grant us ownership of any discoveries or inventions made by them while in our employ.

In addition to patent protection around tildacerfont, we have also licensed from Lilly patents in the United States and other countries throughout the world directed to composition of matter around other CRF1 antagonists.

Manufacturing

We rely on contract manufacturing organizations (CMOs) to produce tildacerfont in accordance with the FDA's current Good Manufacturing Practices (cGMP), regulations for use in our clinical trials. The manufacture of pharmaceuticals for human use is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel training, and quality control. Tildacerfont is manufactured using common chemical engineering and synthetic processes from readily available raw materials. We have entered into manufacturing, development, and clinical supply agreements with our CMOs that provide for the procurement of active pharmaceutical ingredient (API) and drug product in connection with our planned and future clinical trials. These agreements contain no minimum purchase commitments or other purchase obligations. To date, the CMOs have met our manufacturing requirements, and we expect them to be capable of providing sufficient quantities of API and our drug product to meet estimated full-scale commercial needs. We plan to enter into commercial manufacturing and supply agreements with our CMOs prior to commercialization of tildacerfont, if approved, in the United States, Europe, and Japan. Our relationships with CMOs are managed by internal personnel with extensive experience in pharmaceutical development and manufacturing.

Our contract manufacturing agreements give us visibility into the expected future cost of producing tildacerfont at commercial scale. Based upon a range of prices of currently marketed therapies indicated for orphan diseases, we believe that our cost of goods for tildacerfont will be highly competitive.

Competition

The commercialization of new drugs is competitive, and we may face worldwide competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, and ultimately generic companies. Our competitors may develop or market therapies that are more effective, safer, or less costly than any that we are commercializing, or may obtain regulatory or reimbursement approval for their therapies more rapidly than we may obtain approval for ours.

We are aware of other companies actively developing treatments for patients with classic CAH. Neurocrine Biosciences, Inc. is developing a CRF1 receptor antagonist and has initiated Phase 3 registrational trials in adult and pediatric classic CAH and plans to report topline results from both studies in 2023. Crinetics Pharmaceuticals, Inc. plans to initiate a Phase 2 clinical trial in 2023 to evaluate the safety and efficacy of an oral ACTH antagonist in adults with classic CAH. BridgeBio Pharma, Inc. is evaluating an AAV5 gene therapy product candidate to treat classic CAH in a Phase 1/2 proof-of-concept clinical trial. In addition, while tildacerfont ultimately seeks to significantly reduce steroid use for patients with classic CAH, patients will continue to use their steroid regimen. As high doses of corticosteroids are the current standard of care for the treatment of classic CAH, in the United States alone, there are more than two dozen companies manufacturing steroid-based products.

Government Regulation and Product Approval

As a pharmaceutical company that operates in the United States, we are subject to extensive regulation. Government authorities in the United States (at the federal, state, and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of drug products such as those we are developing. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the EU are addressed in a centralized way, but country-specific regulation remains essential in many respects.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act (FDCA) and implements regulations. Drugs are also subject to other federal, state, and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

- completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance *with* applicable regulations, including the FDA's Good Laboratory Practices (GLP), regulations, and other applicable regulations;

- *submission* to the FDA of an IND, which must become effective before human clinical trials may begin;

- *approval* by an IRB at each clinical site before each clinical trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, *including* the FDA's current good clinical practices (GCP), regulations to establish the safety and efficacy of the proposed drug for its proposed indication;

- submission to the FDA of a new drug application (NDA) for a new drug;

- a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA's current cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality, and purity;

- potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA;

- satisfactory completion of an FDA advisory committee review, if applicable; and

- FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies, to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an IRB or ethics committee, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

- *Phase 1*. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion, the side effects associated with increasing doses and if *possible*, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

- *Phase 2*. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, *to* preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage, and dosing schedule.

- *Phase 3*. *Clinical* trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

In some cases, FDA may require, or sponsors may voluntarily pursue, post-approval studies, or Phase 4 clinical trials, that are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, such as with accelerated approval drugs, FDA may mandate the performance of Phase 4 trials. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, the Pediatric Research Equity Act (PREA) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation. Unless otherwise required by regulation, the Pediatric Research Equity Act does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act (PDUFA), guidelines that are currently in effect, the FDA has a goal of ten months from the date of "filing" of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a "filing" decision after the application is submitted. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality, and purity.

The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows the advisory committee's recommendations.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process, and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or (an) additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies, or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing, which involves clinical trials designed to further assess a drug safety and effectiveness, and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy (REMS) is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor's product for the same indication or disease. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Orphan drug status in the EU has similar but not identical benefits in that jurisdiction.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, manufacturing, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug's approved labeling (known as "off-label use"), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the drug product. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP requirements. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- *restrictions* on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, *warning* letters, or untitled letters;

- clinical *holds* on clinical trials;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation *of* product license approvals;

- *product* seizure or detention, or refusal to permit the import or export of products;

- *consent* decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

- *mandated* modification of promotional materials and labeling and the issuance of corrective information;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or injunctions or the imposition of civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity, and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the

FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA-approved labelling.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (PDMA), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing Exclusivity

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (ANDA), or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from accepting ANDAs or 505(b)(2) NDAs for drugs referencing the approved application for review. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of non-patent market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

Although we currently do not have any products on the market, we are and, upon approval and commercialization, will be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. In the United States, such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting, and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute and the criminal healthcare fraud statutes (discussed below) was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, together with subsequent amendments and regulations, collectively, the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below).

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of the product for unapproved, and thus non-covered, uses.

The Health Insurance Portability and Accountability Act (HIPAA) also created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Additionally, the federal Physician Payments Sunshine Act within the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program (with certain exceptions) annually report information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, certain ownership and investment interests held by physicians and their immediate family members.

We may also be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and its implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity, and their covered subcontractors. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In order to distribute products commercially, we must also comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers, and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, track, and report gifts, compensation and other remuneration made to physicians and other healthcare providers, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we or our collaborators obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we or our collaborators receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such drug products.

In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers, and other organizations. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. We or our collaborators may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Nonetheless, our product candidates may not be considered medically necessary or cost-effective. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

If we elect to participate in certain governmental programs, we may be required to participate in discount and rebate programs, which may result in prices for our future products that will likely be lower than the prices we might otherwise obtain. For example, drug manufacturers participating under the Medicaid Drug Rebate Program must pay rebates on prescription drugs to state Medicaid programs. Under the Veterans Health Care Act (VHCA), drug companies are required to offer certain drugs at a reduced price to a number of federal agencies, including the U.S. Department of Veterans Affairs and the U.S. Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs, including Medicare and Medicaid. Recent legislative changes require that discounted prices be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA also requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

Different pricing and reimbursement schemes exist in other countries. In Europe, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other healthcare funding and applying new payment methodologies. For example, in March 2010, the Affordable Care Act was enacted, which affected existing government healthcare programs and resulted in the development of new programs.

Among the Affordable Care Act's provisions of importance to the pharmaceutical industry, in addition to those otherwise described above, are the following:

- an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

- an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and a cap on the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price (AMP);

- a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D;

- extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

- expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, including individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability;

- expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

- a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, the Tax Cuts and Jobs Act of 2017 (the Tax Act) was enacted, which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argue the Affordable Care Act is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (IRA) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business.

Other legislative changes have also been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has also been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which has resulted in several Presidential executive orders, Congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the U.S. Department of Health and Human Services (HHS) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We anticipate that these new laws and executive orders will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition, and results of operations.

Data Privacy and Security

We may also be subject to federal, state, local, and foreign data privacy and security laws, regulations, guidance, and industry standards. Such obligations may include U.S. state data breach notification laws, U.S. state health information privacy laws, federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), HIPAA, as amended by HITECH, and its implementing regulations, the California Consumer Privacy Act (CCPA), as amended by the California Privacy Rights Act, the European Union's General Data Protection Regulation (EU GDPR), and the United Kingdom's "UK GDPR" (the EU GDPR and the UK GDPR together, GDPR).

These laws impose increasingly stringent and evolving regulatory frameworks related to the processing of personal data that may increase our compliance obligations and exposure for any noncompliance. For example, where it applies, the GDPR requires stringent standards of data privacy and security concerning personal data, including limitations which could limit our ability to collect, use and share personal data (including health and medical information collected and processed in connection our relevant clinical trials and studies). In particular, the EU GDPR and UK GDPR significantly restrict the transfer of personal data to the United States and other countries whose privacy laws are considered 'inadequate' for the purposes of either or both of those regulations. If there is no lawful manner for us to effect cross-border transfers of personal data in compliance with the EU GDPR and/or UK GDPR, as applicable, or if the requirements for a compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate certain parts of our operations, increased exposure to regulatory actions, substantial fines and penalties, the inability to work with certain collaborators, partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. In addition, sanctions for breaches of the EU GDPR and/or UK GDPR are significant: companies may face temporary or definitive bans on processing of personal data and other corrective actions; fines of up to 17.5 million pounds sterling under the UK GDPR / 20 million Euros under the EU GDPR, or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

For more information on the potential impact of these laws, including the GDPR, see the section titled "Risk Factors—We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, adverse publicity, and other adverse consequences, and could negatively affect our operating results and business."

The U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act of 1977 (FCPA) prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we or our potential collaborators obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a CTA must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country's requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under the EU regulatory systems, we must submit a marketing authorization application either under the so-called centralized or national authorization procedures.

Centralized procedure. The centralized procedure provides for the grant of a single marketing authorization, which is issued by the European Commission based on the opinion of the Committee for Medicinal Products for Human Use (the CHMP) of the EMA and that is valid in all EU Member States, as well as Iceland, Liechtenstein and Norway. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicines that contain a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure the maximum timeframe for the evaluation of an MAA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure the standard 210-day review period is reduced to 150 days.

- *National authorization procedures.* There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

- *Decentralized procedure.* Using the decentralized procedure, an applicant may apply for simultaneous authorizations in more than one EU country of medicinal products that have not yet been authorized in any EU Member State and that do not fall within the mandatory scope of the centralized procedure.

- *Mutual recognition procedure.* In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

In the EEA, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator's data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the EU's regulatory authorities to be a new chemical entity and qualify for data exclusivity.

The European Commission, on the basis of the opinion of the Committee for Orphan Medicinal Products of the EMA, grants orphan drug designation to promote the development of products that may offer therapeutic benefits for life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the EU. In addition, orphan drug designation can be granted if the drug is intended for a life threatening, seriously debilitating or serious and chronic condition in the EU and without incentives it is unlikely that sales of the drug in the EU would be sufficient to justify developing the drug. Orphan drug designation is only available if there is no other satisfactory method approved in the EU of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients. Orphan drug designation provides opportunities for free protocol assistance, fee reductions for access to the centralized regulatory procedures and ten years of market exclusivity following drug approval, which can be extended to 12 years if trials are conducted in accordance with an agreed-upon PIP. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Human Capital Resources

In order to achieve the goals and expectations of our company, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make our company a safe and rewarding workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits and health and wellness programs, and by programs that build connections between our employees.

As of December 31, 2022, we had 27 employees, including 21 in research and development and 6 in general and administrative functions. We believe our employee relations are good.

The success of our business is fundamentally connected to the well-being of our employees. Accordingly, we are committed to their health, safety and wellness. We provide our employees and their families with access to a variety of innovative, flexible and convenient health and wellness programs, including benefits that provide protection and security so they can have peace of mind concerning events that may require time away from work or that impact their financial well-being; that support their physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors; and that offer choice where possible so they can customize their benefits to meet their needs and the needs of their families. In response to the COVID-19 pandemic, we implemented significant changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with government regulations. This includes allowing our employees to work from home.

We provide compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs include potential annual discretionary bonuses, stock awards, a 401(k) Plan, healthcare and insurance benefits, paid time off, family leave, and flexible work schedules, among others.

Corporate Information

We were initially formed as a limited liability company in Delaware in November 2014 under the name Spruce Biosciences LLC. In April 2016, Spruce Biosciences LLC converted into a Delaware corporation under the name Spruce Biosciences, Inc. Our principal executive offices are located at 611 Gateway Boulevard, Suite 740, South San Francisco, CA 94080. Our telephone number at that location is (415) 655-4168. Our corporate website address is www.sprucebiosciences.com. Information contained on, or that may be accessed through, our website is not incorporated by reference into this Annual Report and should not be considered a part of this Annual Report.

Available Information

We make available, free of charge through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors.

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding whether to purchase, hold or sell shares of our common stock. The occurrence of any of the risks described below could harm our business, financial condition, results of operations, growth prospects, and/or stock price or cause our actual results to differ materially from those contained in forward-looking statements we have made in this Annual Report on Form 10-K and those we may make from time to time. You should consider all of the risk factors described when evaluating our business.

Risks Related to Our Business and Industry

We have a limited operating history, have incurred significant net losses since our inception, and anticipate that we will continue to incur significant net losses for the foreseeable future.

We are a late-stage biopharmaceutical company founded in 2014, and our operations to date have focused primarily on raising capital, establishing and protecting our intellectual property portfolio, organizing and staffing our company, business planning, and conducting preclinical and clinical development of, and manufacturing development for, our only product candidate, tildacerfont. Additionally, as an organization, we have not yet demonstrated an ability to successfully complete clinical development, obtain regulatory approvals, manufacture a commercial-scale product, or conduct sales and marketing activities necessary for successful commercialization. As we build our capabilities and expand our organization, we have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. Consequently, any predictions about our future performance may not be as accurate as they would be if we had a history of successfully developing and commercializing biopharmaceutical products.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred significant net losses since our inception. If tildacerfont is not successfully developed and approved in the United States, Europe, or Japan, we may never generate any revenue. For the years ended December 31, 2022 and 2021, we reported net losses of $46.2 million and $42.3 million, respectively. As of December 31, 2022, we had an accumulated deficit of $149.3 million.

We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our clinical development of, seek regulatory approvals for, and commercially launch tildacerfont and any future product candidates, if approved. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Our prior net losses and expected future net losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses, or when, if at all, we will be able to achieve profitability.

We will need substantial additional financing to develop tildacerfont and any future product candidates and implement our operating plan. If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since our inception. We expect to continue to spend substantial amounts to continue the clinical development of, and seek regulatory approval for, tildacerfont and any future product candidates. We will require significant additional amounts in order to prepare for commercialization, and, if approved, to launch and commercialize tildacerfont.

As of December 31, 2022, we had cash, cash equivalents and investments of $79.1 million. In October 2020, we consummated our IPO and issued 6,900,000 shares of common stock for net proceeds of $93.4 million, after deducting underwriting discounts and commissions and offering expenses. We believe, based on our current operating plan, that our cash, cash equivalents and investments as of December 31, 2022, along with proceeds received from the February 2023 private placement and the $15.0 million upfront payment due to us under the Kaken License Agreement, will be sufficient to fund our operations and debt obligations for at least 12 months following the issuance date of our financial statements included elsewhere in this Annual Report.

However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, primarily as a result of the COVID-19 pandemic, enrollment in our Phase 2b clinical trials evaluating tildacerfont for the treatment of adult classic congenital adrenal hyperplasia (CAH) has been delayed, extending the overall duration of the trials. We have expanded the number of trial sites worldwide to provide more recruitment capabilities in an effort to accelerate enrollment. Additionally, we have amended our clinical trial protocols to enable remote visits to mitigate any potential impacts. As a result of the extended duration of the trials, increased number of trial sites, and this home health component, the overall costs of our Phase 2b clinical trials have increased and may continue to increase in the future.

We will require additional capital for the further development and commercialization of tildacerfont and any future product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

Additional funding may not be available on acceptable terms, or at all. In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of Silicon Valley Bank (SVB). If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. Further, as a result of geopolitical and macroeconomic events, including the COVID-19 pandemic and the ongoing military conflict between Ukraine and Russia and related sanctions, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back, or discontinue the development or commercialization of tildacerfont or other research and development initiatives. We also could be required to seek collaborators for tildacerfont and any future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to tildacerfont and any future product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition, and results of operations and cause the price of our common stock to decline.

We currently depend entirely on the success of tildacerfont, which is our only product candidate. If we are unable to advance tildacerfont in clinical development, obtain regulatory approval, and ultimately commercialize tildacerfont, or experience significant delays in doing so, our business will be materially harmed.

We currently only have one product candidate, tildacerfont, and our business and future success depends entirely on our ability to develop, obtain regulatory approval for, and then successfully commercialize, tildacerfont, which is currently in clinical development for adult patients with classic CAH. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development that may be able to better sustain failure of a lead product candidate. We have initiated CAHmelia-203, a placebo-controlled, double-blind Phase 2b clinical trial in adult patients with classic CAH with highly elevated levels of A4 at baseline and anticipate topline results in the second half of 2023. We have also initiated CAHmelia-204, a second Phase 2b clinical trial in adult patients with classic CAH on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline focused on glucocorticoid reduction and anticipate topline results in the second half of 2024.

Assuming positive results, we plan to meet with the U.S. Food and Drug Administration (FDA) and certain comparable foreign regulatory authorities to discuss potential registration. While we believe these two clinical trials will provide sufficient patient exposures for our registrational safety database, the FDA and comparable foreign regulatory authorities may not agree and may require us to enroll additional patients or initiate one or more additional clinical trials, including a Phase 3 clinical trial or trials. If the FDA or comparable foreign regulatory authorities require us to conduct one or more clinical trials, including a Phase 3 clinical trial or trials, the design, duration, and scope of such clinical trials will be decided upon after further discussions with the FDA or comparable foreign regulatory authorities, and at this time are not ascertainable. As a result, we are unable to predict with certainty the estimated timing or scope of any future clinical trials of tildacerfont we may be required to conduct.

In addition, we are investigating tildacerfont for the treatment of classic CAH in children. We have initiated CAHptain, a Phase 2 open-label clinical trial, which will utilize a sequential three cohort design, to evaluate the safety, efficacy, and pharmacokinetics of tildacerfont in children two to 17 years of age with classic CAH. We anticipate topline data from adolescents (cohorts 1 and 2) of the Phase 2 open-label clinical trial in the second half of 2023. Additionally, by leveraging our existing Phase 1 program, which includes safety, tolerability, and pharmacokinetics of tildacerfont, we have initiated P.O.W.E.R., a Phase 2 proof-of-concept clinical trial in polycystic ovary syndrome (PCOS). The Phase 2 proof-of-concept clinical trial is a randomized, placebo-controlled, dose escalation trial which will evaluate the safety and efficacy of tildacerfont titrated to 200 mg QD compared to placebo at 12 weeks of treatment in subjects with PCOS and elevated adrenal androgens as measured by dehydroepiandrosterone sulfate (DHEAS) levels at baseline. We anticipate topline results from the Phase 2 proof-of-concept clinical trial in the first half of 2023.

The success of tildacerfont will depend on several factors, including the following:

- successful enrollment, site expansion and activation and patient engagement in our ongoing and planned clinical trials;

- successful completion of our ongoing and planned clinical trials with favorable results;

- acceptance by the FDA and European Medicines Agency (EMA) of the clinical trial design of our planned and ongoing clinical trials of tildacerfont;

- demonstrating safety and efficacy to the satisfaction of applicable regulatory authorities;

- the outcome, timing, and cost of meeting regulatory requirements established by the FDA, EMA, and other comparable foreign regulatory authorities;

- receipt of marketing approvals from applicable regulatory authorities, including one or more non-disclosure agreements (NDAs) from the FDA, and maintaining such approvals;

- establishing commercial manufacturing capabilities and receiving/importing commercial supplies approved by the FDA and other regulatory authorities from any future third-party manufacturer;

- establishing sales, marketing, and distribution capabilities and commercializing tildacerfont, if approved, whether alone or in collaboration with others;

- establishing and maintaining patent and trade secret protection and regulatory exclusivity for tildacerfont;

- maintaining an acceptable safety profile of tildacerfont following approval; and

- maintaining and growing an organization of people who can develop and, if approved, commercialize, market, and sell tildacerfont to physicians, patients, healthcare payors, and others in the medical community.

If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we could experience significant delays or an inability to obtain regulatory approvals or commercialize tildacerfont.

Even if regulatory approvals are obtained, we may never be able to successfully commercialize tildacerfont. In addition, we will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. Accordingly, we may not be able to generate sufficient revenue through the sale of tildacerfont to continue our business.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue our clinical trials for tildacerfont and any future product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA and comparable foreign regulatory authorities. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the design of the clinical trial, competing clinical trials, patient engagement, and clinicians' and patients' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

In particular, each indication for which we are evaluating tildacerfont is a rare endocrine disorder with limited patient populations from which to draw participants in clinical trials. For example, we estimate the total classic CAH populations are approximately 20,000 to 30,000 people in the United States, approximately 50,000 people in the European Union (EU), and approximately 145,000 people in China. We are and will be required to identify and enroll a sufficient number of patients with the disorder under investigation for our clinical trials of tildacerfont. Potential patients may not be adequately diagnosed or identified with the disorders which we are targeting or may not meet the entry criteria for our clinical trials. Additionally, other pharmaceutical companies with more resources and greater experience in drug development and commercialization are targeting these same endocrine disorders and are recruiting clinical trial patients from these patient populations, which may delay or make it more difficult to fully enroll our clinical trials. In addition, we have encountered difficulties in opening clinical trial sites and enrolling patients in our two ongoing Phase 2b clinical trials. Our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

Our clinical trials have been, and may in the future be, affected by the COVID-19 pandemic. For example, the COVID-19 pandemic has impacted patient enrollment in our two ongoing Phase 2b clinical trials. In particular, some sites have paused or delayed enrollment to focus on, and direct resources to, COVID-19, while at other sites, patients have chosen not to enroll or continue participating in the clinical trial as a result of the pandemic. In addition, patient visits to endocrinologists in the United States have slowed as a result of the COVID-19 pandemic. Further, according to the Centers for Disease Control and Prevention, people who have serious chronic medical conditions, including those such as classic CAH, are at higher risk of getting very sick from COVID-19. As a result, current or potential patients in our ongoing and planned clinical trials may choose to not enroll, not participate in follow-up clinical visits, or drop out of the trial as a precaution against contracting COVID-19. Further, some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services.

We are unable to predict with confidence the likelihood or duration of such patient enrollment delays and difficulties, whether related to COVID-19 or otherwise. If patient enrollment is delayed for an extended period of time, our Phase 2b clinical trials could be delayed or otherwise adversely affected.

Our clinical trials may fail to adequately demonstrate the safety and efficacy of tildacerfont, which could prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of a product candidate, we must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that a product candidate is both safe and effective for use in each target indication. Clinical trials often fail to demonstrate safety and efficacy of the product candidate studied for the target indication. Most product candidates that commence clinical trials are never approved by regulatory authorities for commercialization. We are seeking to develop treatments for rare endocrine disorders for which there is limited clinical experience, and our two ongoing Phase 2b clinical trials use novel endpoints that do not have regulatory precedent in classic CAH due to the lack of clinical trials in classic CAH, which add complexity to the conduct and analysis of data from our clinical trials and may delay or prevent regulatory approval. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of tildacerfont in other indications.

Preclinical and clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of tildacerfont and any future product candidates.

Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. A failure of one or more preclinical or clinical trials can occur at any stage of testing. The results of preclinical studies and early clinical trials of tildacerfont may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. For example, tildacerfont has not yet been evaluated in pediatric patients with classic CAH, and the results may not be similar to the results observed in clinical trials of adult patients. In addition, we intend to use doses in our two Phase 2b clinical trials that may not be safe or efficacious doses. As such, our hypotheses of efficacy may not show the desired clinical results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials. Moreover, preclinical and clinical data is often susceptible to varying interpretations and analyses. We may face significant setbacks as we conduct our two Phase 2b clinical trials in adult patients with classic CAH, which may delay or prevent regulatory approval of tildacerfont.

Further, if patients drop out of our clinical trials, miss scheduled doses or follow-up visits, or otherwise fail to follow clinical trial protocols, whether as a result of the COVID-19 pandemic, actions taken to slow the spread of COVID-19 or otherwise, the integrity of data from our clinical trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program.

Any delays in the commencement or completion, or termination or suspension, of our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue, and adversely affect our commercial prospects.

Before we can initiate clinical trials for tildacerfont or any future product candidates, we must submit the results of preclinical studies to the FDA, or comparable foreign regulatory authorities, along with other information, including information about chemistry, manufacturing and controls, and our proposed clinical trial protocol, as part of an IND or similar regulatory filing under which we must receive authorization to proceed with clinical development.

Before obtaining marketing approval from regulatory authorities for the sale of tildacerfont or any future product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of tildacerfont and any future product candidates in humans. Clinical testing is expensive, time-consuming, and uncertain as to outcome. In addition, we may rely in part on preclinical, clinical and quality data generated by clinical research organizations (CROs) and other third parties for regulatory submissions for tildacerfont and any future product candidates. While we have or will have agreements governing these third parties' services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, do not make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed, and we may need to conduct additional clinical trials or collect additional data independently. In either case, our development costs would increase.

We do not know whether our current or any future clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

- the FDA or comparable foreign regulatory authorities' failure to accept our proposed manufacturing processes and suppliers and/or requirement to provide additional information regarding our manufacturing processes before providing marketing authorization;

- obtaining regulatory authorizations to commence a clinical trial or reaching a consensus with regulatory authorities on clinical trial design or implementation;

- any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

- obtaining approval from one or more institutional review boards (IRBs) or Ethics Committees (ECs);

- IRBs or ECs refusing to approve, suspending or terminating the clinical trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the clinical trial;

- changes to clinical trial protocols and related operationalization of such changes at clinical trial sites;

- selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

- acceptance by the FDA and EMA of the clinical trial design of our planned and ongoing clinical trials of tildacerfont;

- sites not timely activating, delaying screening activities, or deviating from clinical trial protocols;

- manufacturing sufficient quantities of tildacerfont or any future product candidates or obtaining sufficient quantities of combination therapies for use in clinical trials;

- subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up;

- subjects choosing an alternative treatment for the indications for which we are developing tildacerfont and any future product candidates, or participating in competing clinical trials;

- lack of subject engagement in the clinical trials or subjects dropping out of a clinical trial;

- lack of adequate funding to continue the clinical trial;

- subjects experiencing severe or unexpected drug-related adverse effects;

- occurrence of SAEs in clinical trials of the same class of agents conducted by other companies;

- a facility manufacturing tildacerfont or any of its components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice (cGMP), regulations or other applicable requirements, or infections or cross-contaminations of tildacerfont in the manufacturing process;

- any changes to our manufacturing process, suppliers or formulation that may be necessary or desired;

- third-party vendors not performing manufacturing and distribution services in a timely manner or to sufficient quality standards;

- third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practice (GCP), or other regulatory requirements;

- third-party contractors not performing data collection or analysis in a timely or accurate manner;

- third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications; or

- the impacts of the COVID-19 pandemic on our ongoing and planned clinical trials.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting, or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ECs of the institutions in which such trials are being conducted or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we have amended, and may need to further amend, clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing, or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, which we are doing for tildacerfont and may do for any future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve and have served as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of tildacerfont.

If we experience delays in the completion of, or termination of, any clinical trial of tildacerfont or any future product candidates, the commercial prospect of tildacerfont or any future product candidates will be harmed, and our ability to generate product revenue will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of tildacerfont or any future product candidates. Further, delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize tildacerfont and our competitors may be able to bring products to market before we do, and the commercial viability of tildacerfont could be significantly reduced. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Tildacerfont is, and any future product candidates will be, subject to extensive regulation and compliance obligations, which are costly and time-consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize tildacerfont and any future product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing, and distribution of tildacerfont is subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market tildacerfont and any future product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity, and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. Neither we nor any future collaborator is permitted to market tildacerfont and any future product candidates in the United States until we receive approval of an NDA from the FDA. We have not previously submitted an NDA to the FDA, or similar drug approval filings to comparable foreign authorities.

Prior to obtaining approval to commercialize a product candidate in the United States or in foreign markets, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from non-clinical studies and clinical trials can be interpreted in different ways. Even if we believe the non-clinical or clinical data for tildacerfont are promising, such data may not be sufficient to support approval by the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for tildacerfont and any future product candidates either prior to or post-approval, or may object to elements of our clinical development program.

Tildacerfont and any future product candidates could fail to receive regulatory approval for many reasons, including the following:

- serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by people using drugs similar to tildacerfont and any future product candidates;

- the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

- the FDA or comparable foreign regulatory authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

- we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any of its proposed indications;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

- we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

- the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- the data collected from clinical trials of tildacerfont and any future product candidates may not be sufficient to satisfy the FDA or comparable foreign regulatory authorities to support the submission of an NDA or other comparable submissions in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere, requiring, in the case of adult patients with classic CAH, additional clinical trials beyond our two ongoing Phase 2b clinical trials prior to any such approval;

- the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Any of the above events could prevent us from achieving market approval of tildacerfont or any future product candidates and could substantially increase the costs of commercializing tildacerfont or any future product candidates. The demand for tildacerfont or any future product candidates could also be negatively impacted by any adverse effects of a competitor's product or treatment.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market tildacerfont and any future product candidates, which would significantly harm our business, financial condition, results of operations, and prospects.

Even if we eventually complete clinical trials and receive approval of an NDA or foreign marketing application for tildacerfont and any future product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or the implementation of a risk evaluation and mitigation strategy (REMS), which may be required to ensure safe use of the drug after approval. The FDA or the comparable foreign regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA or comparable foreign regulatory authority may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

Unfavorable U.S. and global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the U.S. and global economies, the U.S. and global financial markets and adverse geopolitical and macroeconomic developments. U.S. and global market and economic conditions have been, and may continue to be, disrupted and volatile due to many factors, including component shortages and related supply chain challenges, the COVID-19 pandemic, the conflict between Ukraine and Russia and related sanctions, recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, and increasing inflation rates and the responses by central banking authorities to control such inflation, among others. General business and economic conditions that could affect our business, financial condition or results of operations include fluctuations in economic growth, debt and equity capital markets, liquidity of the global financial markets, access to our liquidity within the U.S. banking system, the availability and cost of credit, investor and consumer confidence, and the strength of the economies in which we, our manufacturers and our suppliers operate.

A severe or prolonged global economic downturn could result in a variety of risks to our business. For example, inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital on acceptable terms, if at all. In addition, the U.S. Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks. Risks of a prolonged global economic downturn are particularly true in Europe, which is undergoing a continued severe economic crisis. A weak or declining economy could also strain our suppliers and manufacturers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We have a banking relationship with SVB. SVB was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. On March 12, 2023, the U.S. Treasury, Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money starting March 13, 2023. While we have not experienced any losses in such accounts, the recent failure of SVB potentially exposed us to significant credit risk prior to the completion by the FDIC of the resolution of SVB in a manner that fully protected all depositors. We are assessing how to prevent this exposure in the future, however, any potential future disruptions in access to bank deposits or lending commitments due to bank failures may expose us to significant credit risk.

In addition, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

Additionally, financial markets around the world experienced volatility following the recent invasion of Ukraine by Russia. In response to the invasion, the United States, United Kingdom and EU, along with others, imposed significant new sanctions and export controls against Russia, Russian banks and certain Russian individuals and may implement additional sanctions or take further punitive actions in the future. The full economic and social impact of the sanctions imposed on Russia (as well as possible future punitive measures that may be implemented), as well as the counter measures imposed by Russia, in addition to the ongoing military conflict between Ukraine and Russia and related sanctions, which could conceivably expand into the surrounding region, remains uncertain; however, both the conflict and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability, supply chain continuity and reduced access to liquidity in both Europe and globally, and has introduced significant uncertainty into global markets. In particular, the ongoing Russia-Ukraine conflict and related sanctions has contributed to rapidly rising costs of living (driven largely by higher energy prices) in Europe and other advanced economies. Further, a weak or declining economy could strain our suppliers and manufacturers. As a result, our business and results of operations may be adversely affected by the ongoing conflict between Ukraine and Russia and related sanctions, particularly to the extent it escalates to involve additional countries, further economic sanctions or wider military conflict.

Interim, topline, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline, or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline, or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, topline, and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, such data should be viewed with caution until the final data are available. Adverse differences between preliminary, interim, or topline data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability, or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate, or our business. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, tildacerfont and any future product candidates may be harmed, which could harm our business, operating results, prospects, or financial condition.

If the market opportunities for tildacerfont and any future product candidates are smaller than we believe they are, our future revenue may be adversely affected, and our business may suffer.

If the size of the market opportunities in each of our target indications for tildacerfont and any future product candidates is smaller than we anticipate, we may not be able to achieve profitability and growth. We focus our clinical development of tildacerfont on treatments for rare endocrine disorders with relatively small patient populations. For example, we believe that tildacerfont has the potential to bring therapeutic benefit to patients suffering from endocrine disorders where the underlying pathophysiology supports a need to reduce excess secretion of or hyperresponsiveness to adrenocorticotropic hormone (ACTH), including, but not limited to, non-classic CAH and a subpopulation of females with PCOS due to adrenal hyperandrogenism. Given the relatively small number of patients who have the disorders that we are targeting and intend to target with tildacerfont, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare endocrine disorders. In addition, our estimates of the patient populations for our target indications have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these disorders. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. For example, while classic CAH is usually detected at birth through required newborn screening programs in most developed countries, new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. In addition, the potentially addressable patient population for classic CAH may be limited or may not be amenable to treatment with tildacerfont, if approved. Further, even if we obtain significant market share for tildacerfont in classic CAH, we may never achieve profitability despite obtaining such significant market share, as other pharmaceutical companies with more resources and greater experience in drug development and commercialization are targeting this same endocrine disorder.

We may not be successful in our efforts to expand our pipeline by identifying additional indications and formulations for which to investigate tildacerfont in the future. We may expend our limited resources to pursue a particular indication or formulation for tildacerfont and fail to capitalize on product candidates, indications, or formulations that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we are focused on specific indications and formulations for tildacerfont. As a result, we may fail to generate additional clinical development opportunities for tildacerfont for a number of reasons, including, tildacerfont may in certain indications, on further study, be shown to have harmful side effects, limited to no efficacy, or other characteristics that suggest it is unlikely to receive marketing approval and achieve market acceptance in such additional indications.

We are conducting and plan to conduct several clinical trials for tildacerfont in parallel over the next several years, including multiple clinical trials in adult and pediatric patients with classic CAH and in a subpopulation of females with PCOS. As a result, we may forgo or delay pursuit of opportunities with other indications that could have had greater commercial potential or likelihood of success. However, we may focus on or pursue one or more of our target indications over other potential indications and such development efforts may not be successful, which would cause us to delay the clinical development and approval of tildacerfont. Furthermore, research programs to identify additional indications for tildacerfont require substantial technical, financial, and human resources. We may also pursue additional formulations for tildacerfont, including transitioning from a tablet formulation to a granulate formulation or oral suspension. However, we may not successfully develop these additional formulations for chemistry-related, stability-related, or other reasons. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for specific indications may not yield any commercially viable products.

Additionally, we may pursue additional in-licenses or acquisitions of development-stage assets or programs, which entails additional risk to us. Identifying, selecting and acquiring promising product candidates requires substantial technical, financial, and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a particular product candidate, potentially resulting in a diversion of our management's time and the expenditure of our resources with no resulting benefit.

For example, if we are unable to identify programs that ultimately result in approved products, we may spend material amounts of our capital and other resources evaluating, acquiring and developing products that ultimately do not provide a return on our investment.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not mean that we will be successful in obtaining regulatory approval for that product candidate in other jurisdictions.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, including a number of countries in the EU, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for tildacerfont is also subject to approval.

We expect to submit a Marketing Authorization Application (MAA) to the EMA for approval of tildacerfont in the EU for the treatment of classic CAH. As with the FDA, obtaining approval of an MAA from the European Commission, which acts on the recommendation of the Committee for Medicinal Products for Human Use, is a similarly lengthy and expensive process and the EMA has its own procedures for assessing product candidates. Regulatory authorities in jurisdictions outside of the United States and the EU also have requirements for approval for product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of tildacerfont in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of tildacerfont will be harmed, which would adversely affect our business, prospects, financial condition, and results of operations.

We currently have no marketing and sales organization and have yet to commercialize a product. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell tildacerfont and any future product candidates, we may not be able to generate product revenues.

We currently do not have a commercial organization for the marketing, sales, and distribution of pharmaceutical products. To commercialize tildacerfont and any future product candidates, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We intend to build a highly specialized commercial organization to support the commercialization of tildacerfont, if approved, in the United States.

The establishment and development of our own sales force or the establishment of a contract sales force to market tildacerfont and any future product candidates will be expensive and time-consuming and could delay any commercial launch. Moreover, we may not be able to successfully develop this capability. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of tildacerfont. To the extent we rely on third parties to commercialize tildacerfont, if approved, we may have little or no control over the marketing and sales efforts of such third parties and our revenues from product sales may be lower than if we had commercialized tildacerfont and any future product candidates ourselves. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize tildacerfont or any future product candidates.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific, and medical personnel. We are highly dependent on our management, scientific, and medical personnel. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

We conduct our operations in South San Francisco, California. This region serves as the headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific, and development teams may terminate their employment with us on short notice. Although we have employment agreements and/or offer letters with our key employees, these arrangements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain "key man" insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics are more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize product candidates will be limited.

Use of tildacerfont or any future product candidates could be associated with side effects, adverse events or other properties that could delay or prevent regulatory approval or result in significant negative consequences following marketing approval, if any.

As is the case with biopharmaceuticals generally, it is likely that there may be side effects and adverse events associated with the use of tildacerfont and any future product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by tildacerfont and any future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. For example, although tildacerfont has been assessed in over 200 subjects across eight completed clinical trials in which it has been well tolerated with no drug-related SAEs, in our proof-of-concept, dose-escalating Phase 2a clinical trial in adults with classic CAH, one patient experienced a grade one liver-related adverse event after 14 days of treatment at 1,000mg once daily. This patient had elevated levels of alanine transaminase (ALT) between five and nine times the upper limit of normal (ULN), elevations in aspartate aminotransferase (AST) less than five times the ULN, and no increases in bilirubin. The event resolved on its own without additional medical intervention. No cases of liver enzyme elevations above three times the ULN were observed in any patient receiving total daily doses of 600mg, which is approximately three times the proposed therapeutic dose for adults with classic CAH, and below. If drug-related SAEs are observed, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval for tildacerfont for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Furthermore, only adults have been treated with tildacerfont, and the safety profile in pediatric patients is unknown and may be different than that observed in previous clinical trials. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects.

Additionally, if tildacerfont and any future product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such product candidate, a number of potentially significant negative consequences could result, including:

- we may be forced to suspend marketing of that product, or decide to remove the product form the marketplace;

- regulatory authorities may withdraw approvals or change their approvals of such product;

- regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

- we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

- we may be required to change the way the product is administered;

- we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or to sued and held liable for harm caused to subjects or patients;

- we could be sued and held liable for harm caused to patients; and

- the product may become less competitive, and our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of tildacerfont and any future product candidates, if approved, and could significantly harm our business, results of operations, and prospects.

If we receive regulatory approval for tildacerfont and any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product.

Any regulatory approvals that we receive may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including post-market studies or clinical trials, and surveillance to monitor safety and effectiveness. The FDA may also require us to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. We or our collaborators may also be required to adopt a REMS or engage in similar actions, such as patient education, certification of health care professionals, or specific monitoring, if we or others later identify undesirable side effects caused by any product that we develop alone or with collaborators.

In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing, quality control, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export, and recordkeeping for the approved product will be subject to extensive and ongoing regulatory requirements. The FDA also requires submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements and GCP for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- issue warning letters or untitled letters;

- mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners, or require other restrictions on the labeling or marketing of such products;

- require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

- seek an injunction or impose civil or criminal penalties or monetary fines;

- suspend, withdraw or modify regulatory approval;

- suspend or modify any ongoing clinical trials;

- refuse to approve pending applications or supplements to applications filed by us;

- suspend or impose restrictions on operations, including costly new manufacturing requirements; or

- seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit our ability to commercialize tildacerfont and any future product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the U.S. Federal Trade Commission, the Department of Justice (DOJ), the Office of Inspector General of the U.S. Department of Health and Human Services (HHS), state attorneys general, members of the U.S. Congress, and the public. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign entities and stakeholders. Violations, including actual or alleged promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries, and investigations, and civil and criminal sanctions by the FDA, DOJ, or comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties.

The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval for tildacerfont and any future product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition, and results of operations.

Our business has been and could continue to be adversely affected by the evolving COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could adversely affect our operations, as well as the business or operations of our manufacturers, CROs, or other third parties with whom we conduct business.

Our business has been and could continue to be adversely affected by the evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. As COVID-19 and its variants continue to spread, we have experienced and may continue to experience ongoing disruptions that could severely impact our business and clinical trials, including:

- delays or difficulties in enrolling patients in our clinical trials;

- delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site; investigators and clinical site staff;

- delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

- changes in local regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

- interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

- interruptions or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

- risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

- refusal of the FDA to accept data from clinical trials in affected geographies; and

- increased costs relating to mitigating the impact of COVID-19 on any of the foregoing factors.

These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.

Our clinical trials have been, and may in the future be, affected by the COVID-19 pandemic. For example, the COVID-19 pandemic has impacted patient enrollment in our two ongoing Phase 2b clinical trials. In particular, some sites have paused enrollment to focus on, and direct resources to, COVID-19, while at other sites, patients have chosen not to enroll or continue participating in the clinical trial as a result of the pandemic. Further, we are aware of delays in site activations for our CAHmelia-203 and -204 trials due to COVID-19-related closures and delays. In addition, patient visits to endocrinologists in the United States have slowed as a result of the COVID-19 pandemic. Further, according to the Centers for Disease Control and Prevention, people who have serious chronic medical conditions, including those such as classic CAH, are at higher risk of getting very sick from COVID-19. As a result, current or potential patients in our ongoing and planned clinical trials may continue to choose to not enroll, not participate in follow-up clinical visits, or drop out of the trial as a precaution against contracting COVID-19. Further, some patients may continue to not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupts healthcare services.

If patient enrollment is delayed for an extended period of time, our ongoing and planned clinical trials could be significantly delayed or otherwise adversely affected. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted.

In addition, ongoing or planned clinical trials may also be impacted by interruptions or delays in the operations of the FDA and comparable foreign regulatory agencies. For example, we and our CROs have also made certain adjustments to the operation of our trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA and may need to make further adjustments in the future. For example, we have amended our clinical trial protocols to enable remote visits to mitigate any potential impacts as a result of the COVID-19 pandemic. As a result of this home health component, the overall costs of our Phase 2b clinical trials have increased and may continue to increase in the future. Many of these adjustments are new and untested, may not be effective, may affect the integrity of data collected, and may have unforeseen effects on the progress and completion of our clinical trials and the findings from such clinical trials.

In addition, we may encounter a shortage in supplies of, or in delays in shipping, our study drug or other components of the clinical trial vital for successful conduct of the trial. For example, in our two ongoing Phase 2b clinical trials, patients will continue to use their steroid regimen for the duration of the clinical trial. In particular, we have experienced a shortage of supply of hydrocortisone as a result of the COVID-19 pandemic, which if continued indefinitely, could adversely affect the timing and ultimately success of our clinical trials. Further, the successful conduct of our clinical trials depends on retrieving laboratory data from patients. Any failure by the laboratories with which we work to send us such data could impair the progress of such clinical trials. These events could delay our clinical trials, increase the cost of completing our clinical trials, and negatively impact the integrity, reliability, or robustness of the data from our clinical trials.

In addition, quarantines, shelter-in-place, and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at our CROs or third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for tildacerfont. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our ability to continue meeting clinical supply demand for tildacerfont or otherwise advancing development of tildacerfont may become impaired.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms.

COVID-19 and actions taken to reduce its spread continue to evolve. While vaccines have become widely available in certain countries, and businesses and economies have reopened, the status of global economic recovery remains uncertain and unpredictable and will continue to be impacted by developments in the pandemic including any subsequent waves of outbreak or new variant strains of the COVID-19 virus which may require re-closures or other preventative measures. The extent to which COVID-19 may impede the development of tildacerfont, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

In addition, to the extent the COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this "Risk Factors" section.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Separately, in response to the global COVID-19 pandemic, in March 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities. In July 2020, the FDA restarted inspections of domestic and international manufacturing facilities on a risk-based basis. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Even if we obtain regulatory approval for tildacerfont and any future product candidates, tildacerfont and any future product candidates may not gain market acceptance among physicians, patients, healthcare payors and others in the medical community.

Tildacerfont and any future product candidates may not be commercially successful. The commercial success of tildacerfont or any future product candidates, if approved, will depend significantly on the broad adoption and use of such product by physicians and patients for approved indications. The degree of market acceptance of tildacerfont or any future products, if approved, will depend on a number of factors, including:

- the clinical indications for which such product candidate is approved;

- physicians and patients considering the product as a safe and effective treatment;

- the potential and perceived advantages of the product over alternative treatments;

- the prevalence and severity of any side effects;

- product labeling or product insert requirements of the FDA or other regulatory authorities;

- limitations or warnings contained in the labeling approved by the FDA or other regulatory authorities;

- the timing of market introduction of the product as well as competitive products;

- the cost of treatment in relation to alternative treatments;

- the availability of coverage and adequate reimbursement by third-party payors and government authorities;

- the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors and government authorities;

- relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

- the effectiveness of our sales and marketing efforts and those of any collaboration or distribution partner on whom we rely for sales in foreign jurisdictions.

If tildacerfont and any future product candidate is approved but fails to achieve market acceptance among physicians, patients, healthcare payors or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition, and results of operations. In addition, even if tildacerfont and any future product candidate gains acceptance, the markets for the treatment of patients with our target indications may not be as significant as we estimate.

If tildacerfont and any future product candidate is approved for marketing, and we are found to have improperly promoted off-label uses, or if physicians prescribe or use tildacerfont and any future product candidates off-label, we may become subject to prohibitions on the sale or marketing of tildacerfont and any future product candidates, significant fines, penalties, sanctions, or product liability claims, and our image and reputation within the industry and marketplace could be harmed.

The FDA, DOJ, and comparable foreign authorities strictly regulate the marketing and promotional claims that are made about pharmaceutical products, such as tildacerfont, if approved. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or comparable foreign authorities as reflected in the product's approved labeling. However, if we receive marketing approval for tildacerfont and any future product candidates, physicians can prescribe such product to their patients in a manner that is inconsistent with the approved label based on the physician's independent medical judgement. If we are found to have promoted such off-label uses, we may receive warning letters from the FDA and comparable foreign authorities and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management's attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA and other governmental authorities have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve enforcement actions. If we are deemed by the FDA, DOJ, or other governmental authorities to have engaged in the promotion of tildacerfont or any future product candidate for off-label use, we could be subject to certain prohibitions or other restrictions on the sale or marketing and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Coverage and reimbursement may be limited or unavailable in certain market segments for tildacerfont and any future product candidates, which could make it difficult for us to sell tildacerfont and any future product candidates profitably.

Successful sales of tildacerfont and any future product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors. Patients who are prescribed medicine for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance, and we may not obtain such coverage or adequate reimbursement. Moreover, we focus our clinical development of tildacerfont on treatments for rare endocrine disorders with relatively small patient populations. As a result, we must rely on obtaining appropriate coverage and reimbursement for these populations.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and the amount of reimbursement they will provide. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor's determination that use of a product is:

- a covered benefit under its health plan;

- safe, effective, and medically necessary;

- appropriate for the specific patient;

- cost-effective; and

- neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to obtain coverage and adequate reimbursement. Assuming we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use tildacerfont or any future product candidate unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost. Additionally, the reimbursement rates and coverage amounts may be affected by the approved label for tildacerfont or any future product candidate. If coverage and reimbursement of our future products are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

In addition, the market for tildacerfont and any future product candidates will depend significantly on access to third-party payors' drug formularies or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access through formulary controls or otherwise to a branded drug when a less costly generic equivalent or other alternative is available.

In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of tildacerfont and any future product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Further, coverage policies and third-party reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

We intend to seek approval to market tildacerfont in the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for tildacerfont, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a drug candidate. In addition, market acceptance and sales of a product will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for a product and may be affected by existing and future health care reform measures.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize tildacerfont and any future product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively the Affordable Care Act), was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential product candidates are that it established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services (CMS) to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

There have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. By way of example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the Tax Act), included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." For example, on June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. Moreover, prior to the United Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to COVID-19 relief legislation, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, Congress is considering additional health reform measures.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent Presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

At the federal level, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. In addition, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

At the state level, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for tildacerfont, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition, and prospects.

We expect that other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from third-party payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize tildacerfont, if approved.

A variety of risks associated with marketing tildacerfont and any future product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval for tildacerfont and any future product candidates internationally and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

- differing regulatory requirements in foreign countries, including differing reimbursement, pricing and insurance regimes;

- the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

- unexpected changes in tariffs, trade barriers, price and exchange controls, and other regulatory requirements;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration, and labor laws for employees living or traveling internationally;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- potential liability under the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or comparable foreign regulations;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities internationally; and

- business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

We may seek to in-license or acquire development-stage product candidates in endocrine disorders that have the potential to complement our existing portfolio. If we decide to pursue the development and commercialization of any additional product candidates, we may be required to invest significant resources to acquire or in-license the rights to such product candidates or to conduct drug discovery activities. We do not currently have the necessary drug discovery personnel or expertise adequate to discover and develop an additional product candidate on our own. Any other product candidates will require additional, time-consuming development efforts, and significant financial resources, prior to commercial sale, including preclinical studies, extensive clinical trials, and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we may not be able to acquire, discover, or develop any additional product candidates, and any additional product candidates we may develop may not be approved, manufactured, or produced economically, successfully commercialized or widely accepted in the marketplace, or be more effective than other commercially available alternatives. Research programs to identify new product candidates require substantial technical, financial, and human resources whether or not we ultimately identify any candidates. If we are unable to develop or commercialize any other product candidates, our business and prospects will suffer.

If we fail to develop tildacerfont for additional indications, our commercial opportunity may be limited.

One of our strategies is to pursue clinical development of tildacerfont in additional endocrine disorders, including, but not limited to, pediatric classic CAH and a subpopulation of females with PCOS. The endocrine disorders we are targeting are all rare disorders and, as a result, the market size for the treatment of patients with such disorders is limited. In addition, CRF1 receptor antagonism may not be an appropriate or effective mechanism in indications where disease biology supports a need to reduce ACTH. Due to these factors, our ability to grow revenue may be dependent on our ability to successfully develop and commercialize tildacerfont for the treatment of additional indications. Developing, obtaining regulatory approval and commercializing tildacerfont for additional indications will require substantial additional funding and is prone to the risks of failure inherent in drug development. We may not be able to successfully advance any of these indications through the development process. Even if we receive regulatory approval to market tildacerfont for the treatment of any of these additional indications, any such additional indications may not be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize tildacerfont for these additional indications, our commercial opportunity may be limited.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in our focus on rare endocrine disorders, our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products that are more effective or less costly than tildacerfont. We believe the key competitive factors that will affect the development and commercial success of tildacerfont are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Although classic CAH is part of the newborn screening program in most developed countries, there are no known novel therapies that have been approved in approximately 70 years. We are aware of other companies actively developing treatments for patients with classic CAH. Neurocrine Biosciences, Inc. is developing a CRF1 receptor antagonist and has initiated Phase 3 registrational trials in adult and pediatric classic CAH and plans to report topline results from both studies in 2023. Crinetics Pharmaceuticals, Inc. plans to initiate a Phase 2 clinical trial in 2023 to evaluate the safety and efficacy of an oral ACTH antagonist in adults with CAH. BridgeBio Pharma, Inc. is evaluating an AAV5 gene therapy product candidate to treat classic CAH in a Phase 1/2 proof-of-concept clinical trial. In addition, while tildacerfont ultimately seeks to significantly reduce steroid use for patients with classic CAH, patients will continue to use their steroid regimen. As high doses of corticosteroids are the current standard of care for the treatment of classic CAH, in the United States alone, there are more than two dozen companies manufacturing steroid-based products.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. We believe the key competitive factors affecting the success of tildacerfont are likely to be efficacy, safety, and convenience.

Even though we have obtained orphan drug designation for tildacerfont for the treatment of CAH, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 people in the United States, or a patient population of greater than 200,000 people in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission, on the basis of the opinion of the EMA Committee for Orphan Medicinal Products, grants orphan drug designation for medicines to be developed for the diagnosis, prevention or treatment of diseases that are life-threatening or chronically debilitating, for which either no satisfactory method of diagnosis, prevention, or treatment exists, or if such method exists, the medicine is of significant benefit to those affected by such condition. To benefit from such designation, either the prevalence of such condition must not be more than five in 10,000 people across the EU or, if more prevalent, it must be unlikely that the marketing of the medicine would generate sufficient returns to justify the investment needed for its development.

We have received orphan drug designation for tildacerfont for the treatment of patients with CAH in both the US and EU. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission from approving another marketing application for the same drug (or, in the case of the European Commission, a similar drug) and same indication for that time period. The applicable period is seven years in the United States and ten years in the EU, which may be extended by six months and two years, respectively, in the case of product candidates that have complied with the respective regulatory agency's agreed upon pediatric investigation plan. The exclusivity period in the EU can be reduced to six years if, at the end of the fifth year, it is established that a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the FDA and the European Commission can subsequently approve a different drug for the same condition or the same drug for a different condition, which may subject the orphan-exclusive product to off-label competition. As well, before the expiration of the orphan exclusivity period, the FDA or European Commission may grant approval to a competitor if it concludes that a subsequent application for the same drug for the same indication is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, the EMA may deny marketing approval for a product candidate if it determines such product candidate is structurally similar to an approved product for the same indication. In addition, if an orphan designated product receives marketing approval for an indication broader than or different from what is designated, such product may not be entitled to orphan exclusivity. Even though the FDA has granted orphan drug designation to tildacerfont for the treatment of classic CAH, if we receive approval for tildacerfont for a modified or different indication, our current orphan designations may not provide us with exclusivity.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. Also, regulatory approval for any product candidate may be withdrawn, and other product candidates may obtain approval before us and receive orphan drug exclusivity, which could block us from entering the market.

Even if we obtain orphan drug exclusivity for tildacerfont, that exclusivity may not effectively protect us from competition because different drugs can be approved for the same condition before the expiration of the orphan drug exclusivity period.

We may pursue orphan drug designation for tildacerfont for the treatment of a subpopulation of females with PCOS. The incidence and prevalence of this target patient population is based on our estimates and third-party data. If the market opportunity for this target population is larger than we estimate, we may be unable to receive orphan drug designation. Additionally, if orphan drug designation is granted, we may be unable to maintain any benefits associated with orphan drug designation, including market exclusivity.

Periodically, we make estimates regarding the incidence and prevalence of target patient populations based on various third-party sources and internally generated analysis. Our estimates may be inaccurate or based on imprecise data. As described above, under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 people in the United States, or a patient population of greater than 200,000 people in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. If our incidence or prevalence estimates for the subpopulation of females with PCOS are incorrect, we may be unable to receive orphan drug designation.

Even if the FDA grants orphan drug designation for tildacerfont for the treatment of a subpopulation of females with PCOS, exclusive marketing rights in the United States may be limited if we seek FDA marketing approval for an indication broader than the orphan designated indication. Additionally, any product candidate that initially receives orphan drug status designation, may lose such designation if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, others may obtain orphan drug status for products addressing the same diseases or conditions as products we are developing, thus limiting our ability to compete in the markets addressing such diseases or conditions for a significant period of time. As a result, our business and prospects could suffer.

We may form or seek strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to tildacerfont and any future product candidates that we may develop. We intend to establish commercial partnerships outside of the United States in selected foreign markets. Any of these relationships may require us to incur non-recurring and other charges, increase our near-and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. Following a strategic transaction or license, we may not achieve the revenues or cash flows that justifies such transaction. Any delays in entering into new strategic partnership agreements related to tildacerfont could delay the development and commercialization of tildacerfont in certain geographies for certain indications, which would harm our business prospects, financial condition, and results of operations.

Our failure to successfully in-license, acquire, develop, and market additional product candidates or approved products would impair our ability to grow our business.

Although a substantial amount of our efforts are focused on the clinical development, potential regulatory approval and commercialization of tildacerfont, a key element of our long-term strategy is to in-license, acquire, develop, market, and commercialize a portfolio of products to treat patients with endocrine disorders. Because we do not have the necessary internal research and development capabilities, unless we build such capabilities internally, we will be dependent upon pharmaceutical companies, academic scientists, and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify and select promising biopharmaceutical product candidates and products, negotiate licensing or acquisition agreements with their current owners, and finance these arrangements. The process of proposing, negotiating, and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales, and other resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses, and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all. Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA, the EMA and other similar regulatory authorities. All product candidates are prone to risks of failure during biopharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, any approved products that we acquire may not be manufactured or sold profitably or achieve market acceptance.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2022, we had 27 employees, all of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional development, managerial, operational, financial, sales, marketing, and other personnel. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining, and motivating additional employees;

- managing our internal development efforts effectively, including the clinical and regulatory review process for tildacerfont and any future product candidates, while complying with our contractual obligations to contractors and other third parties; and

- improving our operational, financial and management controls, reporting systems and procedures.

In addition, we initiated enrollment in CAHmelia-203, our ongoing placebo-controlled, double-blind Phase 2b clinical trial in adult patients with classic CAH with highly elevated levels of A4 at baseline, and in CAHmelia-204, our second Phase 2b clinical trial in adult patients with classic CAH on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline focused on glucocorticoid reduction. We also initiated a Phase 2 open-label clinical trial in pediatric patients between two and 17 years of age with classic CAH and a Phase 2 proof-of-concept clinical trial in females with PCOS. Our future financial performance and our ability to commercialize tildacerfont will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, manufacturing, statistics and analysis, regulatory affairs, formulation development, and other drug development functions. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval for tildacerfont and any future product candidates or otherwise advance our business. We may not be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize tildacerfont and any future product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our indebtedness to Silicon Valley Bank may limit our flexibility in operating our business and adversely affect our financial health and competitive position, and our obligations to Silicon Valley Bank are secured by substantially all of our assets, excluding our intellectual property assets. If we default on these obligations, Silicon Valley Bank could foreclose on our assets.

In September 2019, we entered into a Loan and Security Agreement (the Loan Agreement) providing for a term loan (the Term Loan) with Silicon Valley Bank. In April 2020, we entered into a deferral agreement with Silicon Valley Bank (the Deferral Agreement), whereby we and Silicon Valley Bank agreed to extend the repayment dates of all monthly payments of principal due and the maturity date with respect to the Term Loan by six months. In March 2021, we entered into the First Amendment with Silicon Valley Bank (the First Amendment), which increased the aggregate principal amount of the Term Loan commitment by Silicon Valley Bank to up to $30.0 million. In May 2022, we entered into the Second Amendment with Silicon Valley Bank (the Second Amendment), which amended the milestone upon which the Second Tranche commitment of $10.0 million would become available. As of December 31, 2022, we had $5.0 million outstanding under the Loan Agreement. Commitments available under the Second Tranche of $10.0 million expired on December 31, 2022.

All obligations under the Term Loan are secured by a first priority lien on substantially all of our assets, excluding intellectual property assets. We have agreed with Silicon Valley Bank not to encumber our intellectual property assets without its prior written consent unless a security interest in the underlying intellectual property is necessary to have a security interest in the accounts and proceeds that are part of the assets securing the Term Loan, in which case our intellectual property shall automatically be included within the assets securing the Term Loan. As a result, if we default on any of our obligations under the Loan Agreement, Silicon Valley Bank could foreclose on its security interest and liquidate some or all of the collateral, which would harm our business, financial condition, and results of operations and could require us to reduce or cease operations.

In order to service this indebtedness and any additional indebtedness we may incur in the future, we need to generate cash from our operating activities. Our ability to generate cash is subject, in part, to our ability to successfully execute our business strategy, as well as general economic, financial, competitive, regulatory, and other factors beyond our control. Our business may not be able to generate sufficient cash flow from operations, and future borrowings or other financings may not be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. To the extent we are required to use cash from operations or the proceeds of any future financing to service our indebtedness instead of funding working capital, capital expenditures or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry, and in the economy generally. This could place us at a competitive disadvantage compared to our competitors that have less indebtedness.

The Loan Agreement contains certain covenants that limit our ability to engage in certain transactions that may be in our long-term best interest, including entering into a change in control transaction. The Loan Agreement also contains certain covenants that limit our ability to obtain additional debt financing, including incurring debt from third parties not permitted under the Loan Agreement or incurring liens or encumbrances on our property. While we have not previously breached and are currently in compliance with the covenants contained in the Loan Agreement, we may breach these covenants in the future. Our ability to comply with these covenants may be affected by events and factors beyond our control. In the event that we breach one or more covenants, Silicon Valley Bank may choose to declare an event of default and require that we immediately repay all amounts outstanding under the Loan Agreement, terminate any commitment to extend further credit and foreclose on the collateral. In addition, if an event of default occurs under the Loan Agreement, Silicon Valley Bank may, among other things, accelerate the Term Loan or do any acts it considers necessary or reasonable to protect its security interest in the collateral under the Term Loan. Events of default include the occurrence of a material adverse change in our business, operations, or condition (financial or otherwise). The occurrence of any of these events could have a material adverse effect on our business, financial condition, and results of operations.

For a more detailed description of the terms of the Loan Agreement, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Material Agreements—Loan Agreement" and Note 6 to our financial statements, each included elsewhere in this Annual Report on Form 10-K.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or current or future product candidates, or grant licenses on terms unfavorable to us.

Our employees, independent contractors, principal investigators, CROs, consultants, strategic partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that employees, independent contractors, principal investigators, CROs, consultants, and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) the rules of the FDA and other similar foreign regulatory bodies, including those rules that require the reporting of true, complete, and accurate information to the FDA and other similar foreign regulatory bodies; (ii) manufacturing standards; (iii) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or (iv) laws that require the true, complete, and accurate reporting of our financial information or data. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing, and education programs. In particular, the promotion, sales, and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

If we obtain regulatory approval for tildacerfont and begin commercializing those products in the United States and in Europe, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

Our relationships with customers, healthcare providers and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, or vendors violate these laws, we could face substantial penalties.

Our relationships with customers, healthcare providers, and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing, and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive, and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information. The U.S. healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

- the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that may be alleged to be intended to induce prescribing, purchases or recommendations, include any payments of more than fair market value, and may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation.

- federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act and the civil monetary penalties statute;

- the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created new federal civil and criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, which impose requirements on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors; and

- the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

We may also be subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope. For example, we may be subject to the following: state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws requiring the registration of pharmaceutical sales and medical representatives; and state and foreign laws, such as the European Union General Data Protection Regulation (GDPR) governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Additionally, we may be subject to federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, or our arrangements with physicians, could be subject to challenge under one or more of such laws. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of tildacerfont outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive data). As a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

We and our third-party collaborators, consultants, contractors, suppliers, and service providers are subject to a variety of evolving threats, including but not limited to physical or electronic break-ins, social engineering attempts (including through phishing and spam emails), malicious code (such as computer viruses and worms), malware (including as a result of advanced persistent intrusions), ransomware attacks, natural disasters, terrorism, war, server malfunctions, telecommunication and electrical failure, denial of service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, third-party research institution collaborators and other third parties to conduct clinical trials, data center facilities, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, alteration, encryption, access to, use or disclosure of, corruption of, or loss of sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

If we or the third parties upon whom we rely experience a security incident, applicable data privacy and security obligations may require us to notify relevant stakeholders, such as consumers, partners, collaborators, government authorities, and the media. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as significant liabilities, regulatory and enforcement actions (including investigations, fines, penalties, audits and inspections), reputational damage, additional reporting requirements and/or oversight, restrictions on processing sensitive data (including personal data), litigation, indemnification obligations, negative publicity, monetary fund diversions, interruptions in our operations (including availability of data), financial loss, and other harms. For example, the loss of clinical trial data from completed or ongoing clinical trials could result in delays in any regulatory approval or clearance efforts and significantly increase our costs to recover or reproduce the data, and subsequently commercialize the product. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Additionally, the development and commercialization of tildacerfont could be delayed.

Furthermore, our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, adverse publicity, and other adverse consequences, and could negatively affect our operating results and business.

We and the third parties upon which we rely may be subject to federal, state, local, and foreign data privacy and security laws and regulations, as well as other rules, standards, policies and contractual or other obligations, relating to the processing of personal data. If we or the third parties upon which we rely fail, or are perceived to have failed, to address or comply with any such obligations, this could result in enforcement actions that could include investigations, fines, penalties, audits and inspections, litigation (including class-action claims), additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data, or orders to destroy or not use personal data.

In the United States, numerous federal, state, and local laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) and regulations, and other laws (e.g., wiretapping laws) that govern the processing of personal data could apply to our operations or the operations of the third parties upon which we rely. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that is subject to privacy and security requirements under HIPAA. If we violate HIPAA, we may be subject to significant administrative and civil penalties. Additionally, depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

In addition, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CPRA) (collectively CCPA), applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for administrative fines of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. In addition, the CPRA expanded the CCPA's requirements, including by adding a new right for individuals to correct their personal data and establishing a new regulatory agency to implement and enforce the law.

Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security, including our processing of personal data. For example, our processing of personal data is or may become subject in certain circumstances to the EU GDPR and/or the UK GDPR. Each of these regulations requires stringent standards of data privacy and security concerning personal data and potentially significant sanctions. For example, companies may face temporary or definitive bans on processing of personal data and other corrective actions; fines of up to 20 million Euros under the EU GDPR / 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to receive and/or further transfer onwards personal data that is processed subject to the EU GDPR and/or UK GDPR, or certain other data privacy and security regimes, due to limitations on cross-border data flows and/or actual or *de facto* data localization requirements. In particular, the EU GDPR and UK GDPR significantly restrict the transfer of personal data to the United States and other countries whose privacy laws are considered 'inadequate' for the purposes of either or both of those regulations. Although there are currently various mechanisms that may be used to effect such cross-border transfers of personal data in compliance with the EU GDPR and UK GDPR, such as the European Commission's 'Standard Contractual Clauses' and the United Kingdom's 'International Data Transfer Agreement / Addendum', all such transfers mechanisms are open to legal challenges, and there is no assurance that we can always satisfy or rely on these mechanisms to lawfully effect cross-border transfers of personal data where required. Other jurisdictions relevant to our operations may implement, or adopt stringent interpretations of, their own data localization and cross-border data transfer laws. If there is no lawful manner for us to effect or be the recipient of cross-border transfers of personal data in compliance with the EU GDPR and/or UK GDPR, and/or other applicable data privacy and security obligations, or if the requirements for a compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data to recipients outside the EEA for allegedly violating the EU GDPR's cross-border data transfer limitations. Additionally, companies that transfer personal data to recipients outside of the EEA and/or UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators individual litigants and activist groups.

In addition to data privacy and security laws, we are bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, patients about whom we or the third parties upon whom we rely to obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. We also publish privacy policies and other statements regarding data privacy and security. If these policies or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Compliance with data privacy and security obligations could require us to take on more onerous requirements in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or the third parties upon whom we rely ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations.

Failure to comply with data privacy and security obligations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals' privacy rights, failed to comply with data privacy laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of tildacerfont and any future product candidates.

We face an inherent risk of product liability as a result of the clinical testing of tildacerfont and any future product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if tildacerfont or any future product candidates causes or is perceived to cause injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of tildacerfont. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand for tildacerfont and any future product candidates;

- injury to our reputation;

- withdrawal of clinical trial participants;

- initiation of investigations by regulatory authorities;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- product recalls, withdrawals or labeling, marketing, or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources;

- the inability to commercialize tildacerfont and any future product candidates; or

- a decline in our share price.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry an aggregate of up to $10.0 million of product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. If we determine that it is prudent to increase our product liability coverage due to the commercial launch of any approved product, we may be unable to obtain such increased coverage on acceptable terms, or at all. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls, and anti-corruption and anti-money laundering laws and regulations, including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, clinical research organizations, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products internationally once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, clinical research organizations, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. As of December 31, 2022, after reducing net operating losses (NOLs) and tax credits for amounts not expected to be utilized, we had federal NOL carryforwards of approximately $114.8 million and state NOL carryforwards of approximately $141.1 million. The federal NOL carryforwards arising in taxable years beginning prior to 2018 will begin to expire in 2036 and state NOL carryforwards will begin to expire in 2036, unless previously utilized. We also have federal and state tax credit carryforwards totaling $10.9 million and $1.2 million, respectively. The federal tax credit carryforwards will begin to expire in 2036, unless previously utilized. The state tax credits will not expire.

Under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), federal NOL carryforwards generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Similar rules may apply under state tax laws. Such limitations could result in the expiration of our carryforwards before they can be utilized and, if we are profitable, our future cash flows could be adversely affected due to our increased taxable income or tax liability. Our NOLs and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities and may become subject to an annual limitations under Section 382 and 383 of the Internal Revenue Code of 1986, as amended. Under Section 382, certain cumulative changes in the ownership interest of significant stockholders over a rolling three-year period in excess of 50 percentage points (by value), could result in an ownership change that may limit our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities. An ownership change analysis covering periods through December 31, 2021 concluded that an ownership change occurred in May 2016 and in August 2020. As a result of the ownership changes, we derecognized NOL-related deferred tax assets down to the amount expected to be realized. Our ability to use our remaining NOL carryforwards may be further limited if we experience a Section 382 ownership change as a result of future changes in our stock ownership. As of December 31, 2022, we recorded a full valuation allowance on our net deferred tax assets.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Act and the recently enacted Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations, including imposing a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act, the Inflation Reduction Act, or any other newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, and the deductibility of expenses under the Tax Act, the CARES Act, the Inflation Reduction Act or future reform legislation could have a material impact on the value of our net deferred tax assets, could result in significant one-time charges, and could increase our future tax expense.

Risks Related to Our Reliance on Third Parties

We depend on intellectual property licensed from Lilly, the termination of which could result in the loss of significant rights, which would harm our business.

We are dependent on technology, patents, know-how, and proprietary materials, both our own and licensed from others. We entered into a license agreement with Lilly in May 2016 pursuant to which we were granted an exclusive, worldwide, royalty bearing, sublicensable license under certain technology, patent rights, know-how, and proprietary materials relating to certain CRF1 receptor antagonist compounds. Any termination of this license will result in the loss of significant rights and will restrict our ability to develop and commercialize tildacerfont.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below under "Risks Related to Our Intellectual Property." If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize tildacerfont.

We currently rely on, and intend to continue relying on, third-party CROs in connection with our clinical trials for tildacerfont. We control or will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with applicable protocol, legal, regulatory, and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Upon inspection, such regulatory authorities may determine that our clinical trials do not comply with the GCP regulations. In addition, our clinical trials must be conducted with drug product produced under cGMP regulations and will require a large number of test subjects. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Our CROs are not our employees and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical and non-clinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize tildacerfont and any future product candidates. As a result, our financial results and the commercial prospects for tildacerfont and any future product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationships with our CROs, we may encounter challenges or delays in the future and these delays or challenges may have a material adverse impact on our business, prospects, financial condition, and results of operations.

In addition, quarantines, shelter-in-place, and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at our CROs, which could disrupt our clinical timelines, which could have a material adverse impact on our business, prospects, financial condition, and results of operations.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of tildacerfont and any future product candidates, if approved, and these third parties may fail to obtain and maintain regulatory approval for their facilities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture tildacerfont and any future product candidates on a clinical or commercial scale. Instead, we rely on contract manufacturers for such production. In particular, we currently rely on a single-source manufacturer for drug product, and a single-source manufacturer for drug substance.

We do not currently have any long-term agreement with a manufacturer to produce raw materials, active pharmaceutical ingredients (APIs), and the finished products of tildacerfont or the associated packaging used in our current product format and we may rely on single source suppliers for clinical supply of API and drug product of tildacerfont. We will need to identify and qualify a third-party manufacturer prior to commercialization of tildacerfont, and we intend to enter into agreements for commercial production with third-party suppliers. As tildacerfont is intended to treat rare endocrine disorders, we will only require a low-volume of raw materials and APIs, and in some cases with single-source suppliers and manufacturers. Our reliance on third-party suppliers and manufacturers, including single-source suppliers, could harm our ability to develop tildacerfont and any future product candidates or to commercialize any product candidates that are approved. Further, any delay in identifying and qualifying a manufacturer for commercial production could delay the potential commercialization of tildacerfont and any future product candidates, and, in the event that we do not have sufficient product to complete our clinical trials, it could delay such trials.

The facilities used by our contract manufacturers to manufacture tildacerfont and any future product candidates must be approved by the applicable regulatory authorities, including the FDA, pursuant to inspections that will be conducted after an NDA or comparable foreign regulatory marketing application is submitted. We currently do not control the manufacturing process of tildacerfont and are completely dependent on our contract manufacturing partners for compliance with the FDA's cGMP requirements for manufacture of both the active drug substances and finished drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA's strict regulatory requirements, they will not be able to secure or maintain FDA approval for the manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authority does not approve these facilities for the manufacture of tildacerfont or any future product candidates or if it withdraws any such approval in the future, or if our suppliers or contract manufacturers decide they no longer want to supply or manufacture for us, we may need to find alternative manufacturing facilities, in which case we might not be able to identify manufacturers for clinical or commercial supply on acceptable terms, or at all, which would significantly impact our ability to develop, obtain regulatory approval for, or market tildacerfont and any future product candidates.

In addition, the manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state, and foreign regulations. Furthermore, if contaminants are discovered in our supply of tildacerfont or any future product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any stability or other issues relating to the manufacture of tildacerfont may occur in the future. In addition, quarantines, shelter-in-place, and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at our third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

If we or our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state, and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical, radioactive and hazardous materials. Although we believe that our manufacturers' procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical, radioactive or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical radioactive or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development, and production efforts, which could harm our business, prospects, financial condition, or results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for tildacerfont, any future product candidates, and other proprietary technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize tildacerfont, if approved, any future product candidates, and other proprietary technologies if approved, may be adversely affected.

Our commercial success will depend in part on our ability to obtain and maintain a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to tildacerfont, any future product candidates, and other proprietary technologies we develop. If we are unable to obtain or maintain patent protection with respect to tildacerfont, any future product candidates, and other proprietary technologies we may develop, our business, financial condition, results of operations, and prospects could be materially harmed.

The patent position of biotechnology and pharmaceutical companies is highly uncertain and involves complex legal, scientific, and factual questions and has been the subject of frequent litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our patent applications may not result in patents being issued which protect tildacerfont, any future product candidates, and other proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and products. Further, no consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many jurisdictions outside of the United States. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we currently or may in the future own or license from third parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our technology could be adversely affected.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our actual or potential future collaborators will be successful in protecting tildacerfont, any future product candidates, and other proprietary technologies and their uses by obtaining, defending and enforcing patents. These risks and uncertainties include the following:

- the United States Patent and Trademark Office (USPTO) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

- patent applications may not result in any patents being issued;

- patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or may otherwise not provide any competitive advantage;

- our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with, or eliminate our ability to make, use and sell our potential product candidates;

- other parties may have or may seek to design around our claims or develop technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same composition of matter, methods or formulations or by claiming subject matter that could dominate our patent position;

- any successful opposition to any patents owned by or licensed to us could deprive us of rights necessary for the practice of our technologies or the successful commercialization of any products or product candidates that we may develop;

- because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to file any patent application related to tildacerfont, any future product candidates, and other proprietary technologies and their uses;

- an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications for any application with an effective filing date before March 16, 2013;

- there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

- countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing product candidates in those countries.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner, including delays as a result of the COVID-19 pandemic impacting our or our licensor's operations. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection for such output. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use tildacerfont, any future product candidates, and other proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations. For example:

- others may be able to make compounds that are similar to tildacerfont and any future product candidates but that are not covered by the claims of our patents;

- we might not have been the first to make the inventions covered by our pending patent applications;

- we might not have been the first to file patent applications for these inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies;

- any patents that we obtain may not provide us with any competitive advantages;

- we may not develop additional proprietary technologies that are patentable;

- our competitors might conduct research and development activities in countries where we do not have patent rights or where patent protection is weak and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our products;

- we cannot ensure that we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire; or

- the patents of others may have an adverse effect on our business.

Others have filed, and in the future are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition or invalidity proceedings before U.S. or non-U.S. patent offices.

We cannot be certain that the claims in our issued patents and pending patent applications covering tildacerfont or any future product candidates will be considered patentable by the USPTO, courts in the United States, or by patent offices or courts in foreign countries. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property internationally.

The strength of patents in the biotechnology and pharmaceutical fields involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover tildacerfont and any future product candidates in the United States or in foreign countries. Even if such patents do successfully issue, third parties may challenge the ownership, validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to our patents could deprive us of exclusive rights necessary for the successful commercialization of tildacerfont and any future product candidates. Furthermore, even if they are unchallenged, our patents may not adequately protect our intellectual property, provide exclusivity for tildacerfont or any future product candidates or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents we hold with respect to tildacerfont or any future product candidates is threatened, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, tildacerfont or any future product candidates.

For U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our participation in an interference proceeding may fail and, even if successful, may result in substantial costs and distract our management and other employees.

For U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act (America Invents Act) was signed into law. The America Invents Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is developing regulations and procedures to govern the administration of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and in particular, the "first to file" provisions, were enacted on March 16, 2013. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. It remains unclear what impact the America Invents Act will have on the operation of our business. As such, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our product candidates, when the terms of all patents covering a product expire, our business may become subject to competition from competitive products, including generic products. Given the amount of time required for the development, testing, and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for tildacerfont, our business may be materially harmed.

Depending upon the timing, duration, and specifics of any FDA marketing approval of tildacerfont, or any future product candidate we may develop, one or more of patents issuing from our U.S. patent applications may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent extension term (PTE) of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate (SPC). If we encounter delays in our development efforts, including our clinical trials, the period of time during which we could market tildacerfont and any future product candidates under patent protection would be reduced. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties, such as our license agreement with Lilly, or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a license agreement with Lilly under which we are granted intellectual property rights that are important to our business and our only product candidate, tildacerfont. If we fail to comply with our obligations under the license agreement, or we are subject to a bankruptcy, the license agreement may be terminated, in which event we would not be able to develop, commercialize or market tildacerfont.

Licensing of intellectual property rights is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property rights of the licensor that are not subject to the license agreement;

- our right to sublicense intellectual property rights to third parties under collaborative development relationships;

- our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of tildacerfont, and what activities satisfy those diligence obligations; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

Further, our current licensor or any future licensor may not always act in our best interest. If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, our business, results of operations, financial condition, and prospects may be adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described below. If we, our current licensor, or any future licensor fail to adequately protect this intellectual property, our ability to commercialize tildacerfont and any future product could be impeded.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patents and/or applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to foreign patent agencies. These systems and processes may be negatively impacted by the COVID-19 pandemic in various aspects. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market with similar or identical products or technology earlier than should otherwise have been the case, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect tildacerfont.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Our patent rights may be affected by developments or uncertainty in U.S. or foreign patent statutes, patent case law, USPTO rules and regulations or the rules and regulations of foreign patent offices. Obtaining and enforcing patents in the biotechnology and pharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States may, at any time, enact changes to U.S. patent law and regulations, including by legislation, by regulatory rule-making, or by judicial precedent, that adversely affect the scope of patent protection available and weaken the rights of patent owners to obtain patents, enforce patent infringement and obtain injunctions and/or damages. For example, the scope of patentable subject matter under 35 U.S.C. 101 has evolved significantly over the past several years as the Court of Appeals for the Federal Circuit and the Supreme Court issued various opinions, and the USPTO modified its guidance for practitioners on multiple occasions. Other countries may likewise enact changes to their patent laws in ways that adversely diminish the scope of patent protection and weaken the rights of patent owners to obtain patents, enforce patent infringement, and obtain injunctions and/or damages.

Further, the United States and other governments may, at any time, enact changes to law and regulation that create new avenues for challenging the validity of issued patents. For example, the America Invents Act created new administrative post-grant proceedings, including post-grant review, *inter partes* review, and derivation proceedings that allow third parties to challenge the validity of issued patents. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect. Filing, prosecuting, and defending patents on tildacerfont, any future product candidates, and other proprietary technologies we develop in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights in the same manner and to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement of such patent protection is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The requirements for patentability may differ in certain countries. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In India, unlike the United States, there is no link between regulatory approval for a drug and its patent status. In addition to India, certain countries in Europe and developing countries, including China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors.

In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology or pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In Europe, no earlier than October 1, 2022, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia's invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees (including former employees of our licensors), collaborators or other third parties have an interest in our patents rights, trade secrets, or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. For example, we may have inventorship disputes arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing tildacerfont or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have intellectual property rights, through licenses from third parties including Lilly, related to tildacerfont. Because our program may require the use of additional proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, tildacerfont may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license, on reasonable terms, proprietary rights related to any compositions, formulations, methods of use, processes or other intellectual property rights from third parties that we identify as being necessary for tildacerfont. Even if we are able to obtain a license to such proprietary rights, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Where we obtain licenses from, grant licenses to, or collaborate with third parties, we may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the patents, covering technology that we license to or from third parties in certain countries or regions. Such activities, if controlled by us, may require the input of such third parties. Such activities, if controlled by such third parties, may require the input of us. However, in either case, such third parties may not cooperate with us even where such third parties are obligated to do so. We may not align on strategies for prosecuting the relevant patent applications or maintaining the relevant patents. For example, such third-party may not cooperate with us and may decide to prosecute the patent application in a manner that is inconsistent with the best interests of our business, or fails to comply with applicable laws and regulations. The validity and enforceability of such patents or any patents that may issue from such patent applications may be affected.

We may also require the cooperation of our licensors, licensees, and collaborators to enforce any licensed patent rights, and such cooperation may not be provided. Therefore, these patents and patent applications may not be prosecuted, maintained, and/or enforced in a manner consistent with the best interests of our business, or in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such patent applications. Moreover, if we do obtain necessary licenses, we will likely have obligations under those licenses, including making royalty and milestone payments, and any failure to satisfy those obligations could give our licensor the right to terminate the license. Termination of a necessary license, or expiration of licensed patents or patent applications, could have a material adverse impact on our business. Our business would suffer if any such licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Furthermore, if any licenses terminate, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain the freedom to seek regulatory approval of, and to market, products identical or similar to ours. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

The licensing and acquisition of third-party proprietary rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party proprietary rights that we may consider necessary or attractive in order to commercialize tildacerfont. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we may collaborate with U.S. and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate an exclusive license to any of the institution's proprietary rights in technology resulting from the collaboration. Regardless of such option to negotiate a license, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer, on an exclusive basis, their proprietary rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, either on reasonable terms, or at all. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights on commercially reasonable terms, our ability to commercialize our products, and our business, financial condition, and prospects for growth, could suffer.

Third-party claims alleging intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including *inter partes* review, interference and reexamination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. The America Invents Act introduced new procedures including *inter partes* review and post grant review. The implementation of these procedures brings uncertainty to the possibility of challenges to our patents in the future and the outcome of such challenges. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing tildacerfont. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our activities related to tildacerfont may give rise to claims of infringement of the patent rights of others.

The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We cannot assure you that any of our current or future product candidates will not infringe existing or future patents. We may not be aware of patents that have already issued that a third party might assert are infringed by one of our current or future product candidates. Nevertheless, we are not aware of any issued patents that will prevent us from marketing tildacerfont.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of tildacerfont. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be currently pending third-party patent applications which may later result in issued patents that tildacerfont, any future product candidates, and other proprietary technologies may infringe, or which such third parties claim are infringed by the use of our technologies. Parties making claims against us for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize tildacerfont or future product candidates. Defense of these claims, regardless of their merit, could involve substantial expenses and could be a substantial diversion of management and other employee resources from our business.

If we collaborate with third parties in the development of technology in the future, our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability. Further, collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties.

Any claims of patent infringement asserted by third parties would be time-consuming and could:

- result in costly litigation;

- divert the time and attention of our technical personnel and management;

- cause development delays;

- prevent us from commercializing tildacerfont or any future product candidates until the asserted patent expires or is finally held invalid, unenforceable, or not infringed in a court of law;

- require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

- require us to pay damages to the party whose intellectual property rights we may be found to be infringing, which may include treble damages if we are found to have been willfully infringing such intellectual property;

- require us to pay the attorney's fees and costs of litigation to the party whose intellectual property rights we may be found to be willfully infringing; and/or

- require us to enter into royalty or license agreements, which may not be available on commercially reasonable terms, or at all.

If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do either. Proving invalidity or unenforceability is difficult. For example, in the United States, proving invalidity before federal courts requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management's time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity or enforceability of the patents in court. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid or unenforceable, we may incur substantial monetary damages, encounter significant delays in bringing tildacerfont to market and be precluded from developing, manufacturing or selling tildacerfont.

We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. We cannot be certain that any of our or our licensors' patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction, because:

- some patent applications in the United States may be maintained in secrecy until the patents are issued;

- patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived;

- pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, tildacerfont, and any future product candidates or the use of tildacerfont and any future product candidates;

- identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, and the difficulty in assessing the meaning of patent claims;

- patent applications in the United States are typically not published until 18 months after the priority date; and

- publications in the scientific literature often lag behind actual discoveries.

Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history and can involve other factors such as expert opinion. Our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Further, we may incorrectly determine that our technologies, products, or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party's pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or internationally that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or product candidates.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours, and others may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import tildacerfont and future approved products or impair our competitive position. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of tildacerfont. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. Other countries have similar laws that permit secrecy of patent applications and may be entitled to priority over our applications in such jurisdictions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If a third party prevails in a patent infringement lawsuit against us, we may have to stop making and selling the infringing product, pay substantial damages, including treble damages and attorneys' fees if we are found to be willfully infringing a third party's patents, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of tildacerfont. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize tildacerfont, which could harm our business significantly. Even if we were able to obtain a license, the rights may be nonexclusive, which may give our competitors access to the same intellectual property.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, in addition to our employees, we engage the services of consultants to assist us in the development of tildacerfont, any future product candidates, and other proprietary technologies. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court, and we may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Third parties including competitors may infringe, misappropriate or otherwise violate our patents, patents that may issue to us in the future, or the patents of our licensors that are licensed to us. To counter infringement or unauthorized use, we may need to or choose to file infringement claims, which can be expensive and time-consuming. We may not be able to prevent, alone or with our licensors, infringement, misappropriation, or other violation of our intellectual property, particularly in countries where the laws may not protect those rights as fully as in the United States.

If we choose to go to court to stop another party from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that such patents are invalid, unenforceable, or should not be enforced against that third party for any number of reasons. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements for patentability, including lack of novelty, obviousness, lack of written description, indefiniteness, or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution, i.e., committed inequitable conduct. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. For example, in May 2021, Neurocrine filed a petition requesting the USPTO to institute an administrative proceeding involving the post-grant review of the patentability of United States Patent 10,849,908. In December 2021, the USPTO denied Neurocrine's request for post-grant review. In January 2022, Neurocrine requested a rehearing of the USPTO's decision to deny the post-grant review and also filed a request that the Procedural Opinion Panel (POP) review the case. Additionally, in February 2022, Neurocrine filed a petition requesting the USPTO to institute an administrative proceeding involving the post-grant review of the patentability of United States Patent 11,007,201. In September 2022, the USPTO denied Neurocrine's request for post-grant review. In October 2022, Neurocrine requested a rehearing of the USPTO's decision to deny the post-grant review and also filed a request that the POP review the case. Similar mechanisms for challenging the validity and enforceability of a patent exist in foreign patent offices and courts and may result in the revocation, cancellation, or amendment of any foreign patents we or our licensors hold now or in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would have a material adverse impact on our business.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development or manufacturing partnerships that would help us bring tildacerfont and any future product candidates to market.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product or service. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors, and inventions agreements with employees, consultants, and advisors, to protect our trade secrets and other proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA's disclosure policies may change in the future, if at all. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, such security measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, customer, or third party with authorized access. Our security measures may not prevent an employee, consultant or customer from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles, and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors, and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our future trademarks or trade names may be unable to be obtained, challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

Moreover, any name we have proposed to use with tildacerfont in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA. Similar requirements exist in Europe. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

- collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

- collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with tildacerfont and any future product candidates;

- a collaborator with marketing, manufacturing, and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

- we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

- collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

- disputes may arise between us and a collaborator that causes the delay or termination of the research, development, or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

- collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

- we may not be able to obtain intellectual property rights in technologies or products resulting from the collaboration; under certain situations, the collaborators may provide us with an option to negotiate a license to such developed technologies or products, however, we may not be able to negotiate such license; and

- a collaborator's sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Risks Related to Ownership of Our Common Stock

An active, liquid and orderly trading market for our common stock may not be sustained.

Prior to the closing of our initial public offering (IPO) in October 2020, there was no public market for shares of our common stock. An active trading market for our shares may not be sustained. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. As a result of these and other factors, you may be unable to resell your shares of our common stock. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. For example, the closing price of our common stock from January 1, 2022 to March 10, 2023 has ranged from a low of $0.99 to a high of $4.59. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, these factors include:

- the commencement, enrollment or results of our ongoing and planned clinical trials of tildacerfont or any future clinical trials we may conduct of tildacerfont and any future product candidates, or changes in the development status of tildacerfont and any future product candidates;

- acceptance by the FDA and EMA of the clinical trial design of our planned and ongoing clinical trials of tildacerfont;

- acceptance by the FDA and EMA of data from our two Phase 2b clinical trials or any future clinical trials we conduct;

- any delay in our regulatory filings for tildacerfont and any future product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority's review of such filings, including without limitation the FDA's issuance of a "refusal to file" letter or a request for additional information;

- adverse results or delays in clinical trials as a result of the COVID-19 pandemic, patient engagement, protocol amendments or otherwise;

- our decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

- adverse regulatory decisions, including failure to receive regulatory approval for tildacerfont and any future product candidates;

- changes in laws or regulations applicable to tildacerfont and any future product candidates, including but not limited to clinical trial requirements for approvals;

- the failure to obtain coverage and adequate reimbursement of tildacerfont and any future product candidates, if approved;

- changes on the structure of healthcare payment systems;

- adverse developments concerning our manufacturers;

- our inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;

- our inability to establish collaborations if needed;

- our failure to commercialize tildacerfont and any future product candidates;

- additions or departures of key scientific or executive management personnel;

- unanticipated serious safety concerns related to the use of tildacerfont and any future product candidates;

- introduction of new products or services offered by us or our competitors, or the release or publication of clinical trial results from competing product candidates;

- announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

- our ability to effectively manage our growth;

- the size and growth, if any, of the markets for classic CAH in adult and pediatric patients and a subpopulation of females with PCOS, and other rare endocrine disorders that we may target;

- actual or anticipated variations in quarterly or annual operating results;

- our cash position;

- our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

- publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- changes in the market valuations of similar companies;

- overall performance of the equity markets;

- issuances of debt or equity securities;

- sales of our common stock by us or our stockholders in the future;

- trading volume of our common stock;

- changes in accounting practices;

- ineffectiveness of our internal controls;

- disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

- significant lawsuits, including patent or stockholder litigation;

- geopolitical and macroeconomic conditions, including the COVID-19 pandemic, the military conflict in Ukraine and Russia, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures; and

- other events or factors, many of which are beyond our control.

In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, pursuant to the Loan Agreement, we are prohibited from paying cash dividends without the prior written consent of Silicon Valley Bank, and future debt instruments may materially restrict our ability to pay dividends on our common stock. Any return to stockholders would therefore be limited to the appreciation, if any, of their stock.

Our principal stockholders and management own a significant percentage of our stock and are able to exert significant control over matters subject to stockholder approval.

Our executive officers and directors, combined with our stockholders who own more than 5% of our outstanding capital stock, beneficially own shares representing a significant percentage of our common stock. Therefore, these stockholders have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We are an emerging growth company and a smaller reporting company, and the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various public company reporting requirements, including being permitted to provide only two years of audited financial statements, in addition to any required financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this Annual Report on Form 10-K, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until December 31, 2025, or until we are no longer an emerging growth company, whichever is earlier. We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

We are also a "smaller reporting company" as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company, which would allow us to take advantage of many of the same exemptions available to emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and reduced disclosure obligations regarding executive compensation. We will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We previously identified and remediated a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.

During the preparation of our financial statements for the years ended December 31, 2018 and 2019, we identified a material weakness in internal control over financial reporting primarily related to a lack of timely review over the financial statement close process. During these periods, we did not have a sufficient complement of qualified personnel within the accounting function and had a lack of segregation of duties to adequately conduct review and analysis of certain routine transactions.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. To address our material weakness, we added a chief financial officer and controller, and we implemented new processes and controls, formalized documentation of policies and procedures, and recruited additional accounting personnel. We have fully remediated the material weakness as of the filing date of our Annual Report for the fiscal year ending December 31, 2020. Completion of remediation does not provide assurance that our remediation or other controls will continue operating effectively. Remediation costs consisted primarily of additional personnel expenses, which did not have a material impact to our financial statements.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in this Annual Report on Form 10-K, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to our IPO, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The measures we have taken to date, and actions we may take in the future, may not be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or to prevent or avoid potential future material weaknesses. We may not have identified all material weaknesses. Moreover, our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods, which could cause the price of our common stock to decline. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We have incurred and will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, which require, among other things, that we file with the SEC annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as "say on pay" and proxy access. Emerging growth companies and smaller reporting companies are exempted from certain of these requirements, but we may be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to continue to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of December 31, 2022, there were 23,601,004 shares of our common stock outstanding.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, Rule 144 and Rule 701 under the Securities Act of 1933, as amended (Securities Act). If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In February 2023, we entered into a securities purchase agreement with several institutional and accredited investors, including holders of more than 5% of our total common stock outstanding on the date of the securities purchase agreement, pursuant to which we issued and sold 16,116,000 shares of common stock, pre-funded warrants to purchase 800,000 shares of common stock, and warrants to purchase 12,687,000 shares of common stock.

Pursuant to the securities purchase agreement, we are obligated to register for resale such securities. If these additional shares of common stock, and the shares of common stock issuable pursuant to such pre-funded warrants and warrants, are resold, or if it is perceived that they will be resold, in the public market, the trading price of our common stock could decline.

Further, certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to the Shelf Registration, Sales Agreement and our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that we will need significant additional capital in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities, and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time, including through the registration statement on Form S-3, as amended, declared effective in February 2022, covering the sale of up to $200.0 million of our securities (the Shelf Registration). For example, in February 2022, we entered into an Open Market Sales Agreement[SM] (the Sales Agreement) with Jefferies, LLC (Jefferies), pursuant to which we may elect to issue and sell, from time to time, shares of common stock having an aggregate offering price of up to $21.0 million under the Shelf Registration through Jefferies acting as the sales agent and/or principal. As of December 31, 2022, we have not issued any shares of common stock pursuant to the Sales Agreement. In addition, in February 2023, we entered into a securities purchase agreement with several institutional and accredited investors, including holders of more than 5% of our total common stock outstanding on the date of the securities purchase agreement, pursuant to which we issued and sold 16,116,000 shares of common stock, pre-funded warrants to purchase 800,000 shares of common stock, and warrants to purchase 12,687,000 shares of common stock. If these additional shares of common stock, and the shares of common stock issuable pursuant to such pre-funded warrants and warrants, are resold, or if it is perceived that they will be resold, in the public market, the trading price of our common stock could decline. If we sell additional shares of common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock.

Pursuant to our 2020 Plan, our management is authorized to grant stock options and other stock awards to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each year continuing through and including January 1, 2030, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. In addition, pursuant to our 2020 Employee Stock Purchase Plan (ESPP), the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year continuing through January 1, 2030, by the lesser of (i) 1% of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii) 441,280 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

- a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

- a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

- a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president, or by a majority of the total number of authorized directors;

- advance notice requirements for stockholder proposals and nominations for election to our board of directors;

- a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

- a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

- the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware (and any appellate court therefrom) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (in each case as may be amended from time to time); (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act and the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation and our amended and restated bylaws further provide that, to the fullest extent permitted by law, the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find either exclusive forum provision contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

Our failure to meet Nasdaq's continued listing requirements could result in a delisting of our common stock.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations, and those of our CROs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce tildacerfont. Our ability to obtain clinical supplies of tildacerfont and any future product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Our corporate headquarters is located in California near major earthquake faults and fire zones. The ultimate impact on us, our suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our new corporate headquarters are located at 611 Gateway Boulevard, Suite 740, South San Francisco, California 94080, where we occupy approximately 6,500 square feet of office space pursuant to a lease entered in December 2022, which began in December 2022 and expires in February 2028.

Our previous corporate headquarters were located at 2001 Junipero Serra Boulevard, Suite 640, Daly City, California 94014, where we occupied approximately 8,000 square feet of office space pursuant to a lease entered into in February 2020, which began in September 2020 and was terminated effective December 31, 2022.

We believe our existing facility meets our current needs.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings relating to claims arising from the ordinary course of business. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SPRB" since October 9, 2020. Prior to that date, there was no public market for our common stock.

Holders of Common Stock

As of March 10, 2023, we had 39,746,116 shares of common stock outstanding held by 44 holders of record, one of which was Cede & Co., a nominee for Depository Trust Company (DTC). All of the shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one stockholder. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III of this Annual Report for information about our equity compensation plans which is incorporated by reference herein.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, pursuant to the Loan Agreement with Silicon Valley Bank, as amended, we are prohibited from paying cash dividends without the prior written consent of Silicon Valley Bank and future debt instruments may materially restrict our ability to pay dividends on our common stock. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Recent Sales of Unregistered Securities

In February 2023, we entered into a securities purchase agreement with several institutional and accredited investors, including holders of more than 5% of our total common stock outstanding on the date of the securities purchase agreement, pursuant to which we issued and sold 16,116,000 shares of common stock, pre-funded warrants to purchase 800,000 shares of common stock, and warrants to purchase 12,687,000 shares of common stock for gross proceeds of $53.6 million, before deducting offering expenses payable by us. The purchase price per share of common stock and warrant was $3.17 per share (the "Purchase Price") and the purchase price for the pre-funded warrants was the Purchase Price minus $0.01 per pre-funded warrant. The pre-funded warrants have a per share exercise price of $0.01 and the warrants have an exercise price of $3.96 per share, in each case subject to proportional adjustments in the event of stock splits or combinations or similar events. The pre-funded warrants and the warrants will be exercisable for a period of five years following the date of issuance. For each of the securities issued and sold, we relied on the exemption from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder. Each of the investors represented that it was an "accredited investor" as defined in Regulation D of the Securities Act and that it was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

Use of Proceeds

We commenced our IPO pursuant to the registration statement on Form S-1, as amended (File No. 333-48924), that was declared effective on October 8, 2020 and a registration statement on Form S-1 MEF (File No. 333-249397), which was effective on filing on October 8, 2020, and registered an aggregate of 6,900,000 shares of our common stock. We sold 6,900,000 shares of our common stock at a public offering price of $15.00 per share for aggregate gross proceeds of $103.5 million. On October 14, 2020, we completed our IPO. Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and RBC Capital Markets, LLC acted as joint book-running managers for the IPO.

The underwriting discounts and commissions for our IPO totaled approximately $7.2 million. We incurred additional costs of approximately $2.9 million in offering expenses, which when added to the underwriting discounts and commissions paid by us, amounts to total fees and costs of approximately $10.1 million. Thus, net offering proceeds to us, after deducting underwriting discounts, commissions and offering expenses, were $93.4 million. No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning ten percent or more of any class of our equity securities or to any other affiliates.

There has been no material change in the use of proceeds from our IPO as described in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 9, 2020.

Purchases of Equity Securities by the Issuer and Affiliated Parties

None.

Item 6. Reserved.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes to those statements included later in this Annual Report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in Item 1A. "Risk Factors" and "Special Note Regarding Forward-Looking Statements." Unless otherwise indicated, all references in this Annual Report to "Spruce," the "company," "we," "our," "us" or similar terms refer to Spruce Biosciences, Inc.

Overview

We are a late-stage biopharmaceutical company focused on developing and commercializing novel therapies for rare endocrine disorders with significant unmet medical need. We are initially developing our wholly-owned product candidate, tildacerfont, as the potential first non-steroidal therapy to offer markedly improved disease control and reduce steroid burden for patients suffering from classic congenital adrenal hyperplasia (CAH). Classic CAH is a serious and life-threatening disease with no known novel therapies approved in approximately 70 years. In a 12-week Phase 2a proof-of-concept clinical trial, tildacerfont-treated adult patients suffering from classic CAH who had elevated adrenal hormones at baseline despite being on standard of care therapy achieved approximately 80% reductions in hormones that are key indicators of elevated adrenal hormones at baseline. Furthermore, over 200 subjects across eight completed clinical trials to date have been administered tildacerfont with no drug-related serious adverse events (SAEs) reported.

We have initiated CAHmelia-203, a placebo-controlled, double-blind Phase 2b clinical trial in adult patients with classic CAH with highly elevated levels of androstenedione (A4), at baseline and anticipate topline results in the second half of 2023. We have also initiated CAHmelia-204, a second Phase 2b clinical trial in adult patients with classic CAH on supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline focused on glucocorticoid reduction and anticipate topline results in the second half of 2024. Based on post-hoc analyses of our clinical data to date, we have chosen to target two distinct groups of classic CAH patients with either supraphysiologic doses of glucocorticoids with normal or near normal levels of A4 at baseline or highly elevated levels of A4 at baseline. These two groups, which together make up the entire classic CAH patient population, have differing disease challenges centered on excessive adrenal androgen levels or excessive glucocorticoid usage, both of which have the potential to be addressed by treatment with tildacerfont, if approved. We believe our strategy to study CAH patients in these two enriched sub-populations may enable us to observe clinically meaningful outcomes. Additionally, we believe these two clinical trials will provide sufficient patient exposures for our registrational safety database, which are designed to potentially support registration in the United States and Europe. Assuming positive results from these clinical trials, we plan to meet with the U.S. Food and Drug Administration (FDA) and certain comparable foreign regulatory authorities to discuss potential registration.

We are also investigating tildacerfont for the treatment of classic CAH in children. We believe there is a significant medical need to provide androgen-lowering and glucocorticoid-sparing therapies to pediatric classic CAH patients to reduce the risk of premature puberty and the adverse effects of glucocorticoids, including growth inhibition and short-stature as adults. We have initiated CAHptain, a Phase 2 open-label clinical trial, which will utilize a sequential three cohort design, to evaluate the safety, efficacy, and pharmacokinetics of tildacerfont in children two to 17 years of age with classic CAH. We anticipate topline data from adolescents (cohorts 1 and 2) of the Phase 2 open-label clinical trial in the second half of 2023. We have also submitted a pediatric investigational plan (PIP) to the Pediatric Committee (PDCO) of the European Medicines Agency (EMA) regarding a registrational program in children with classic CAH. PDCO issued an opinion on its agreement with the proposed PIP of tildacerfont for the treatment of CAH which endorsed the clinical program to evaluate the safety, tolerability and efficacy of tildacerfont for the treatment of CAH in patients from one year of age to less than 18 years of age. PDCO also granted a waiver for the treatment of CAH in patients less than one year of age.

Beyond classic CAH, we believe tildacerfont has potential utility in polycystic ovary syndrome (PCOS), and in a range of diseases where the underlying biology supports a need to reduce excess secretion of or hyperresponsiveness to adrenocorticotropic hormone (ACTH). PCOS is a hormonal disorder common among females of reproductive age affecting nearly five million females in the United States and approximately 115 million females worldwide. PCOS is characterized by elevated levels of androgens, cysts in the ovaries, and irregular periods. We have identified a subpopulation of patients where elevated levels of adrenal androgens are the cause of disease. We believe that tildacerfont may present a novel mechanism to reduce ACTH and provide a therapeutic option for females with PCOS. By leveraging our existing Phase 1 program, which includes safety, tolerability, and pharmacokinetics of tildacerfont, we have initiated P.O.W.E.R., a Phase 2 proof-of-concept, placebo-controlled, dose escalation trial which will evaluate the safety and efficacy of tildacerfont titrated to 200 mg QD compared to placebo at 12 weeks of treatment in subjects with PCOS and elevated adrenal androgens as measured by dehydroepiandrosterone sulfate (DHEAS) levels at baseline. We anticipate topline results from the Phase 2 proof-of-concept clinical trial in the first half of 2023.

Since our inception in November 2014, we have focused primarily on raising capital, establishing and protecting our intellectual property portfolio, organizing and staffing our company, business planning, and conducting preclinical and clinical development of, and manufacturing development for, our product candidate, tildacerfont. We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. Our ability to generate product revenue sufficient to achieve profitability, if ever, will depend on the successful development of tildacerfont and any future product candidates.

We intend to build a highly specialized commercial organization to support the commercialization of tildacerfont, if approved, in the United States. Given a relatively small number of endocrinologists and specialists treat a large proportion of patients with classic CAH, we believe this market can be effectively addressed with a modest-sized targeted commercial sales force, alongside various high-touch patient initiatives. If tildacerfont is approved for additional indications, we plan to leverage our rare disorder commercial infrastructure and expertise to efficiently address those patient populations. We will seek strategic collaborations to benefit from the resources of biopharmaceutical companies specialized in either relevant disease areas or geographies in markets outside the United States. In January 2023, we and Kaken Pharmaceutical Co. Ltd. (Kaken) entered into an exclusive licensing agreement for the development and commercialization of tildacerfont for the treatment of CAH in Japan. Under the terms of the agreement, we will receive an upfront payment of $15.0 million from Kaken and will be eligible to receive additional payments upon the achievement of future development and commercial milestones, as well as tiered double-digit royalties on net sales in Japan. Kaken will be responsible for the clinical development and commercialization of tildacerfont in Japan, and we will retain all rights to tildacerfont in all other geographies. Kaken will also be responsible for securing and maintaining regulatory approvals necessary to market and sell tildacerfont in Japan.

We rely, and expect to continue to rely, on third parties for the manufacture of tildacerfont for preclinical studies and clinical trials, as well as for commercial manufacture if tildacerfont obtains marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store, and distribute tildacerfont, if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment, and personnel while also enabling us to focus our expertise and resources on the development of tildacerfont.

Since inception, we have incurred significant losses and negative cash flows from operations. During the years ended December 31, 2022 and 2021, we incurred net losses of $46.2 million and $42.3 million, respectively, and used $41.7 million and $35.9 million of cash in operations, respectively. As of December 31, 2022 and 2021, we had an accumulated deficit of $149.3 million and $103.1 million, respectively, and we do not expect positive cash flows from operations for the foreseeable future. We expect to continue to incur significant and increasing losses for the foreseeable future, and our net losses may fluctuate significantly from period to period, depending on the timing of expenditures on our planned research and development activities.

In October 2020, we consummated our initial public offering (IPO) and issued 6,900,000 shares of common stock for net proceeds of $93.4 million, after deducting underwriting discounts and commissions and offering expenses. Since inception through December 31, 2022, we have raised aggregate gross proceeds of $224.5 million, including $103.5 million from our IPO in October 2020, $116.0 million from the sale of our redeemable convertible preferred stock and $5.0 million from the issuance of debt. In February 2023, we raised aggregated gross proceeds of $53.6 million in a private placement financing. As of December 31, 2022 and 2021, we had cash, cash equivalents and investments of $79.1 million and $121.4 million, respectively.

We believe, based on our current operating plan, that our cash, cash equivalents and investments as of December 31, 2022, along with proceeds received from the February 2023 private placement and the $15.0 million upfront payment due to us under the Kaken License Agreement, will be sufficient to fund our operations and debt obligations for at least 12 months following the issuance date of our financial statements included elsewhere in this Annual Report. We have based this projection on assumptions that may be inaccurate and as a result, we may utilize our capital resources sooner than we expect. We expect our expenses will increase significantly in connection with our ongoing activities, as we:

- advance tildacerfont through our ongoing Phase 2b clinical trials in adult patients with classic CAH;

- advance clinical development of tildacerfont in additional indications, including pediatric classic CAH and a subpopulation of females with PCOS;

- pursue regulatory approvals of tildacerfont in patients with classic CAH and a subpopulation of females with PCOS;

- build a highly specialized commercial organization to support the commercialization of tildacerfont, if approved, in the United States;

- seek strategic collaborations to benefit from the resources of biopharmaceutical companies specialized in either relevant disease areas or geographies in markets outside the United States;

- identify additional indications and formulations for which to investigate tildacerfont in the future and expand our pipeline of product candidates;

- implement operational, financial, and management information systems;

- hire additional personnel; and

- obtain, maintain, expand, and protect our intellectual property portfolio.

In February 2022, the U.S. Securities and Exchange Commission (SEC) declared effective a registration statement on Form S-3 (the Shelf Registration), covering the sale of up to $200.0 million of our securities. Also, in February 2022, we entered into an Open Market Sales Agreement[SM] (the Sales Agreement) with Jefferies LLC (Jefferies) pursuant to which we may elect to issue and sell, from time to time, shares of common stock having an aggregate offering price of up to $21.0 million under the Shelf Registration through Jefferies acting as the sales agent and/or principal. As of December 31, 2022, we have not issued any shares of common stock under the Sales Agreement.

In February 2023, we entered into a securities purchase agreement with several institutional and accredited investors, including holders of more than 5% of our total common stock outstanding on the date of the securities purchase agreement, pursuant to which we sold 16,116,000 shares of common stock, pre-funded warrants to purchase 800,000 shares of common stock, and warrants to purchase 12,687,000 shares of common stock for gross proceeds of $53.6 million, before deducting offering expenses payable by us.

Our business has been and could continue to be adversely affected by the evolving COVID-19 pandemic. For example, the COVID-19 pandemic has resulted in and could result in delays to our clinical trials for numerous reasons including additional delays or difficulties in enrolling patients, diversion of healthcare resources away from the conduct of clinical trials, interruption or delays in the operations of the FDA or other regulatory authorities, and delays in clinical sites receiving the supplies and materials to conduct our clinical trials. While vaccines have become widely available in certain countries, and businesses and economies have reopened, the status of global economic recovery remains uncertain and unpredictable and will continue to be impacted by developments in the pandemic including any subsequent waves of outbreak or new variant strains of the COVID-19 virus which may require re-closures or other preventative measures. At this time, the extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted. In addition to the COVID-19 pandemic, global economic and business activities continue to face widespread macroeconomic uncertainties, including recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, labor shortages, inflation and monetary supply shifts, recession risks and potential disruptions from the ongoing Russia-Ukraine conflict and related sanctions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of Silicon Valley Bank (SVB). If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

The extent of the impact of these factors on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, which are uncertain and cannot be predicted; however, any continued or renewed disruption resulting from these factors could negatively impact our business.

Material Agreements

License Agreement with Eli Lilly and Company (Lilly)

In May 2016, we entered into a license agreement (the Lilly License Agreement) with Lilly. Pursuant to the terms of the Lilly License Agreement, Lilly granted us an exclusive, worldwide, royalty bearing, sublicensable license under certain technology, patent rights, know-how, and proprietary materials, which we refer to collectively as the Lilly IP, and such patents, the Lilly Licensed Patents, relating to the CRF1 receptor antagonist compounds either listed in the Lilly License Agreement or covered by patent rights controlled by Lilly, which we refer to collectively as the Lilly Compounds, to research, develop, commercialize, make, have made, use, sell, offer to sell, and import the Lilly Compounds and any products containing a Lilly Compound, including any products containing a Lilly Compound and one or more additional active pharmaceutical ingredients (APIs) other than a Lilly Compound, which we refer to collectively as the Lilly Licensed Products, for all pharmaceutical uses, including all diagnostic, therapeutic, and prophylactic uses, for human or animal administration. Lilly retained rights under the Lilly IP and the Lilly Licensed Patents for internal research purposes.

As partial consideration for the rights granted to us under the Lilly License Agreement, we made a one-time upfront payment to Lilly of $0.8 million. We are also required to pay Lilly up to an aggregate of $23.0 million upon the achievement, during the time the Lilly License Agreement remains in effect, of certain milestones relating to the clinical development and commercial sales of the Lilly Licensed Products. Such payments are for predetermined fixed amounts, are paid only upon the first occurrence of each such event and are due shortly after achieving the applicable milestone. In addition, we are required to pay Lilly tiered royalties on annual worldwide net sales of Lilly Licensed Products, with rates ranging from mid-single-digits to sub-teens (the Lilly Royalties). The Lilly Royalties shall commence on a country-by-country basis on the date of the first commercial sale of Lilly Licensed Product in such country, and shall expire on a country-by-country basis on the latest of the following dates: (i) the tenth anniversary of the date of first commercial sale in such country, (ii) the expiration in such country of the last-to-expire Lilly Licensed Patent having a valid claim covering the manufacture, use, or sale of the Lilly Licensed Product as commercialized in such country, and (iii) the expiration of any data or regulatory exclusivity period for the Lilly Licensed Product in such country. Upon such expiration, the license granted to us with respect to such country shall become fully paid-up, royalty-free, perpetual and irrevocable. In addition, the Lilly Royalties may be reduced upon the occurrence of certain events.

License Agreement with Kaken Pharmaceutical Co. Ltd. (Kaken)

On January 5, 2023, we entered into a Collaboration and License Agreement (the Kaken License Agreement) with Kaken. Under the terms of the Kaken License Agreement, we granted to Kaken the exclusive right to develop, manufacture and commercialize our product candidate, tildacerfont, for the treatment of CAH in Japan. Pursuant to the Kaken License Agreement, Kaken will be responsible for securing and maintaining regulatory approvals necessary to commercialize tildacerfont in Japan. We will retain all rights to tildacerfont in all other geographies.

We have also granted to Kaken a right of first negotiation with respect to the development, manufacturing and commercialization of tildacerfont for CAH in China (including Hong Kong, Taiwan, and Macau), South Korea and other specified southeastern Asian countries, and for indications other than CAH.

Pursuant to the Kaken License Agreement, Kaken is required to make an upfront payment to us of $15.0 million. In addition to the upfront payment, we are entitled to receive up to an aggregate of approximately $65.0 million (at exchange rates in effect on the date of the Kaken License Agreement) upon the achievement of specified milestones related to the development, regulatory approval and commercialization of tildacerfont in Japan, including the achievement of specified net sales thresholds, if approved. Kaken has agreed to pay us a non-creditable, non-refundable specified purchase price for each unit of Company-manufactured product supplied to Kaken for commercial sale. In addition, we will also be entitled to receive a royalty for each unit of non-Company manufactured product sold equal to a range of double-digit percentages up to the mid-twenties based on annual net sales of tildacerfont in Japan. Both the purchase price for each unit and the royalty rate are subject to reduction in certain circumstances as specified in the Kaken License Agreement. Kaken's obligation to pay royalties will continue for ten years after the first commercial sale in Japan or, if later, until the expiration of regulatory exclusivity of tildacerfont or the expiration of the last valid claim of a Company-licensed patent covering tildacerfont in Japan (the Royalty Term).

We have agreed to supply Kaken's clinical drug supply requirements of tildacerfont pursuant to a clinical supply agreement that the parties will enter into within ninety days of the effective date of the Kaken License Agreement. During the Royalty Term, we have agreed to supply Kaken's requirements of tildacerfont pursuant to the Kaken License Agreement and a commercial supply agreement to be entered into by the parties, though Kaken may procure alternate suppliers. Following the Royalty Term, Kaken at its option may continue to purchase

Company-manufactured tildacerfont at a purchase price equal to our manufacturing cost plus a low double-digit administrative fee.

Either party may terminate the Kaken License Agreement (i) in the event the other party shall have materially breached its obligations thereunder and such default shall have continued for a specified period after written notice thereof or (ii) upon the bankruptcy or insolvency of the other party. In addition, we may terminate the Kaken License Agreement upon prior written notice if Kaken ceases all development or commercialization activities for a specified period of time, subject to certain exceptions, or (ii) challenges the validity, enforceability or scope of any of the patents licensed by us to Kaken under the Kaken License Agreement, subject to certain conditions. Kaken may terminate the Kaken License Agreement at any time for convenience upon prior written notice provided within a specified period of time to us.

Loan Agreement with Silicon Valley Bank (SVB)

In September 2019, we entered into a Loan and Security Agreement, as subsequently amended (the Loan Agreement), with SVB providing for a term loan (the Term Loan) for an aggregate principal amount of $4.5 million.

In March 2021, we entered into a First Amendment to Loan and Security Agreement (the First Amendment) which increased the aggregate principal amount of the Term Loan to $30.0 million, of which $20.0 million was immediately available under the first tranche (the First Tranche) and $10.0 million was available under the second tranche through December 31, 2022 (the Second Tranche) subject to the completion of certain clinical or financial milestones. Pursuant to the First Amendment, the Term Loan will mature on January 1, 2026.

In May 2022, we entered into a Second Amendment to Loan and Security Agreement (the Second Amendment) which amended the milestones for the Second Tranche, added a liquidity covenant for the Second Tranche and amended the interest and prepayment terms.

As of December 31, 2022 and 2021, the outstanding principal was comprised of $5.0 million under the First Tranche. Commitments available under the Second Tranche of $10.0 million expired on December 31, 2022.

The Loan Agreement provides for monthly cash interest-only payments following the funding date of each respective tranche and continuing thereafter through December 31, 2022. The Term Loan is subject to a floating per annum interest rate equal to the greater of (a) 0.50% above the Prime Rate (as defined in the Loan Agreement) or (b) 3.75%. Following the interest-only period, the outstanding Term Loan balance will be payable in (i) 37 consecutive monthly payments after the end of the interest-only period and continuing on the same day of each month thereafter, in amounts that would fully amortize such Term Loan balance, as of the first business day of the first month following the amended interest-only period, over the repayment period, plus (ii) monthly payments of accrued but unpaid interest.

The final payment is due on the maturity date and includes all outstanding principal plus accrued unpaid interest and an end of term payment totaling $0.3 million (the Supplemental Final Payment which is 6.0% of the original funded principal amount of the First Tranche). We may prepay amounts outstanding under the Term Loan at any time provided certain notification conditions are met, in which case, all outstanding principal plus accrued and unpaid interest, the Supplemental Final Payment, a prepayment fee of 1% or 2% of the principal amount of the First Tranche, and any bank expenses become due and payable.

We are subject to customary affirmative and restrictive covenants under the Loan Agreement. Our obligations under the Loan Agreement are secured by a first priority security interest in substantially all of our current and future assets, other than intellectual property. We also agreed not to encumber our intellectual property assets, except as permitted by the Loan Agreement.

The Loan Agreement also contains customary indemnification obligations and customary events of default, including, among other things, our failure to fulfill certain obligations under the Loan Agreement and the occurrence of a material adverse change in our business, operations, or condition (financial or otherwise), a material impairment of the prospect of repayment of any portion of the loan, or a material impairment in the perfection or priority of lender's lien in the collateral or in the value of such collateral. In the event of default by us under the Loan Agreement, the lender would be entitled to exercise their remedies thereunder, including the right to accelerate the debt, upon which we may be required to repay all amounts then outstanding under the Loan Agreement. As of December 31, 2022, management believes that we are in compliance with all covenants under the Loan Agreement and there has been no material adverse change.

Components of Results of Operations

Operating Expenses

We classify operating expenses into two main categories: (i) research and development expenses and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist of external and internal expenses incurred in connection with our research activities and development programs.

These expenses include:

- external expenses, consisting of:

  o clinical development—expenses associated with clinical research organizations (CROs) engaged to manage and conduct clinical trials and other outside services;

  o preclinical studies—expenses associated with preclinical studies and clinical pharmacology;

  o manufacturing—expenses associated with contract manufacturing; labeling, packaging, and distribution of clinical trial supplies, and consulting;

  o other research and development—expenses associated with business operations, quality and regulatory compliance; and

- internal expenses, consisting of personnel, including expenses for salaries, bonuses, benefits, stock-based compensation, as well as allocation of certain expenses.

To date, these expenses have been incurred to advance tildacerfont. These expenses will primarily consist of expenses for the conduct of clinical trials as well as manufacturing costs for clinical material supply. We expect that significant additional spending will be required to progress tildacerfont through clinical development and regulatory approval.

Research and development expenses are recognized as they are incurred, including licenses of intellectual property that have no alternative future use at the time of the acquisition. If deposits are required by external vendors, a portion of the deposit is included as a prepaid expense until the activity has been performed or when the goods have been received to amortize the deposit to expense in the statements of operations and comprehensive loss.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation expense, for executive, finance, and other administrative functions. General and administrative expenses also include legal fees, professional fees, insurance costs, facility costs not otherwise included in research and development expenses, and public company expenses such as costs associated with compliance with the rules and regulations of the SEC, and those of the Nasdaq Stock Market, Inc. (Nasdaq) listing rules.

We expect that our general and administrative expenses will continue to increase in the foreseeable future as additional administrative personnel and services are required to manage these functions of a public company, as we advance tildacerfont through clinical development and regulatory approval.

Interest Expense

Interest expense consists of interest incurred and non-cash amortization of debt discount and issuance costs in connection with the Term Loan.

Interest and Other Income, Net

Interest and other income, net primarily consists of interest income earned on our cash, cash equivalents and investments.

Results of Operations

Comparisons of the Year Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the periods presented (in thousands):

	Year Ended December 31,			
	2022	**2021**		**Change**
Operating expenses:				
Research and development	$ 35,198	$ 30,698	$	4,500
General and administrative	12,085	11,368		717
Total operating expenses	47,283	42,066		5,217
Loss from operations	(47,283)	(42,066)		(5,217)
Interest expense	(420)	(345)		(75)
Interest and other income, net	1,523	119		1,404
Net loss	$ (46,180)	$ (42,292)	$	(3,888)

Research and Development Expenses

The following table sets forth research and development expenses for the periods presented (in thousands):

	Year Ended December 31,			
	2022	**2021**		**Change**
External expenses:				
Clinical development	$ 24,085	$ 18,774	$	5,311
Manufacturing	3,316	4,036		(720)
Preclinical studies	397	1,591		(1,194)
Other research and development	391	400		(9)
Internal expenses:				
Personnel	6,610	5,557		1,053
Allocated overhead	399	340		59
Total research and development expenses	$ 35,198	$ 30,698	$	4,500

Research and development expenses increased by $4.5 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The overall increase in research and development expenses was primarily related to an increase in clinical development activities associated with the progression of clinical trials of tildacerfont in adult classic CAH, pediatric classic CAH, and PCOS, partially offset by decreases in preclinical studies and manufacturing. Preclinical expenses decreased due to the completion of certain trials, while manufacturing expenses decreased due to the timing of planned manufacturing activities related to clinical drug supply. There was also an increase in personnel expenses attributable to an increase in headcount.

General and Administrative Expenses

General and administrative expenses increased by $0.7 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The overall increase in general and administrative expenses was primarily driven by an increase in professional services, including legal, finance and accounting.

Interest Expense

Interest expense increased by $0.1 million during the year ended December 31, 2022 compared to the year ended December 31, 2021 and was related to higher interest on the Term Loan in 2022.

Interest and Other Income, Net

Interest and other income, net increased by $1.4 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to a $0.8 million gain on the termination of the Daly City lease in December 2022 and higher yield earned on investment balances in 2022.

Liquidity and Capital Resources

Liquidity

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from operations. We anticipate that we will continue to incur net losses for the foreseeable future. As of December 31, 2022 and 2021, we had an accumulated deficit of $149.3 million and $103.1 million, respectively. As of December 31, 2022 and 2021, we had cash, cash equivalents and investments of

$79.1 million and $121.4 million, respectively. Since inception through December 31, 2022, we have raised aggregate gross proceeds of $224.5 million, including $103.5 million from our IPO in October 2020, $116.0 million from the sale of our redeemable convertible preferred stock, and $5.0 million from the issuance of debt. In February 2023, we raised aggregated gross proceeds of $53.6 million in a private placement financing.

We believe, based on our current operating plan, that our cash, cash equivalents and investments as of December 31, 2022, along with proceeds received from the February 2023 private placement, will be sufficient to fund our operations and debt obligations for at least 12 months following the issuance date of our financial statements included elsewhere in this Annual Report. In addition, we believe based on our current operating plan, that our cash, cash equivalents and investments as of December 31, 2022, along with proceeds received from the February 2023 private placement and the $15.0 million upfront payment due to us under the Kaken License Agreement, is expected to allow us to fund operating and capital expenditures into the first half of 2025.

We have a banking relationship with SVB. SVB was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. On March 12, 2023, the U.S. Treasury, Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money starting March 13, 2023. While we have not experienced any losses in such accounts, the recent failure of SVB potentially exposed us to significant credit risk prior to the completion by the FDIC of the resolution of SVB in a manner that fully protected all depositors. We are assessing how to prevent this exposure in the future, however, any potential future disruptions in access to bank deposits or lending commitments due to bank failures may expose us to significant credit risk.

Shelf Registration and Sales Agreement

In February 2022, the SEC declared effective the Shelf Registration covering the sale of up to $200.0 million of our securities. Also, in February 2022, we entered into the Sales Agreement with Jefferies, pursuant to which we may elect to issue and sell, from time to time, shares of common stock having an aggregate offering price of up to $21.0 million under the Shelf Registration through Jefferies acting as the sales agent and/or principal (the Offering). We have also filed a prospectus supplement with the SEC in connection with the Offering under the Shelf Registration. Upon delivery of an issuance notice and subject to the terms and conditions of the Sales Agreement, Jefferies may sell the shares at market prices by any method deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through The Nasdaq Global Select Market (Nasdaq), the existing trading market for our common stock. We or Jefferies may suspend or terminate the offering of the shares upon notice to the other party, subject to certain conditions. Jefferies will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of Nasdaq. We may instruct Jefferies to not sell the shares if the sales cannot be transacted at or above the price we designate in any issuance notice. We are not obligated to make any sales of the shares under the Sales Agreement. As of December 31, 2022, we have not issued any shares of common stock pursuant to the Sales Agreement.

We have agreed to pay Jefferies commissions for its services of acting as agent of 3.0% of the gross proceeds from the sale of the shares pursuant to the Sales Agreement. We have also agreed to provide Jefferies with customary indemnification and contribution rights.

The shares will be sold pursuant to the Shelf Registration, and offerings of the shares will be made only by means of the prospectus supplement. This Annual Report on Form 10-K shall not constitute an offer to sell or solicitation of an offer to buy the shares, nor shall there be any sale of the shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state or jurisdiction.

Private Placement

In February 2023, we entered into a securities purchase agreement with several institutional and accredited investors, including holders of more than 5% of our total common stock outstanding on the date of the securities purchase agreement, pursuant to which we sold 16,116,000 shares of common stock, pre-funded warrants to purchase 800,000 shares of common stock, and warrants to purchase 12,687,000 shares of common stock for gross proceeds of $53.6 million, before deducting offering expenses payable by us.

Funding Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval and commercialize tildacerfont or any future product candidates, and we do not know when, or if at all, that will occur. We will continue to require additional capital to develop tildacerfont and fund operations for the foreseeable future. Our primary uses of cash are to fund our operations, which consist primarily of research and development expenses related to our clinical development programs, and to a lesser extent, general and administrative expenses.

At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, tildacerfont or any of our future product candidates. We expect our research and development expenses to increase significantly in the foreseeable future as we continue to invest in research and development activities related to developing tildacerfont, as tildacerfont continues advancing in late stage studies for the treatment of classic CAH in adult patients, as we conduct clinical trials of tildacerfont in additional indications beyond classic CAH in adult patients, as we seek regulatory approvals for tildacerfont, and incur expenses associated with hiring additional personnel to support our research and development efforts. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, the successful development of tildacerfont is highly uncertain, and we may never succeed in achieving regulatory approval for tildacerfont in classic CAH in adult patients or other indications.

We may seek to raise capital through equity or debt financings, collaborative agreements or other arrangements with other companies, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

- the progress, costs, trial design, results of, and timing of our ongoing and planned clinical trials of tildacerfont;

- the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

- the number and characteristics of product candidates that we may pursue;

- our ability to manufacture sufficient quantities of tildacerfont;

- our plan to expand our research and development activities;

- the costs associated with manufacturing tildacerfont and establishing clinical and commercial supplies, and sales, marketing, and distribution capabilities;

- the costs associated with commercialization;

- the costs of acquiring, licensing, or investing in product candidates;

- our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense, and enforcement of any patents or other intellectual property rights;

- our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

- the effect of competing products and product candidates and other market developments;

- the timing, receipt, and amount of sales from tildacerfont and any future product candidates, if approved;

- our need to implement additional internal systems and infrastructure, including financial and reporting systems;

- the economic and other terms, timing of, and success of any collaboration, licensing, or other arrangements which we may enter in the future; and

- the effects of the disruptions to and volatility in the credit and financial markets in the United States and worldwide from geopolitical and macroeconomic events, including the COVID-19 pandemic, the ongoing Russia-Ukraine conflict and related sanctions, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, or at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from macroeconomic events, such as the COVID-19 pandemic, the ongoing Russia-Ukraine conflict and related sanctions, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back, or discontinue the development or commercialization of tildacerfont or other research and development initiatives. We also could be required to seek collaborators for tildacerfont and any future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to tildacerfont and any future product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

The amount and timing of our future funding requirements will depend on many factors including the pace and results of our development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Material Cash Requirements

As of December 31, 2022, future payments of principal and interest on the Term Loan, which commenced repayment in January 2023 and matures in January 2026, were $5.6 million. For a description of the terms of the Loan Agreement, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations —Material Agreements — Loan Agreement" above.

As of December 31, 2022, the total lease liability for our non-cancelable operating lease for office space, which terminates in February 2028 unless renewed, was $1.7 million.

We enter into contracts in the normal course of business with third-party contract manufacturing organizations and CROs for clinical trials, non-clinical studies, drug substance and product manufacturing and other services for operating purposes. These contracts are generally cancelable by us upon prior written notice after a certain period. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation.

We have also entered into the Lilly License Agreement under which we are obligated to make aggregate milestone payments upon the achievement of specified milestones as well as royalty payments. The payment obligations under the Lilly License Agreement are contingent upon future events, such as our achievement of specified milestones or generating product sales. In addition to royalty payments on future sales, we are also required to pay up to an aggregate of $23.0 million upon the achievement of certain milestones. As of December 31, 2022, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. For a description of the terms of the Lilly License Agreement, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Material Agreements — License Agreement with Eli Lilly and Company" above.

Summary Statements of Cash Flows

The following table sets forth the primary sources and uses of cash, cash equivalents, and restricted cash for the periods presented below (in thousands):

	Year Ended December 31,		
	2022	2021	Change
Net cash used in operating activities	$ (41,683)	$ (35,877)	$ (5,806)
Net cash provided by (used in) investing activities	23,692	(79,168)	102,860
Net cash provided by (used in) financing activities	(241)	643	(884)
Net decrease in cash, cash equivalents, and restricted cash	$ (18,232)	$ (114,402)	$ 96,170

Cash Used in Operating Activities

Net cash used in operating activities increased by $5.8 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to higher cash payments driven by increased clinical development activities associated with the progression of clinical trials of tildacerfont in adult classic CAH, pediatric classic CAH, and PCOS. Additionally, there were higher personnel-related payments driven by increased headcount and higher payments for increased professional services, including legal, finance and accounting.

Cash Used in Investing Activities

For the year ended December 31, 2022, cash provided by investing activities was $23.7 million, consisting primarily of proceeds from maturities of available for sale securities of $60.5 million offset by purchases of available for sale securities of $36.8 million.

For the year ended December 31, 2021, cash used in investing activities was $79.2 million, consisting of purchases of available for sale securities of $79.1 million and $0.1 million related to the purchase of property and equipment.

Cash Provided by Financing Activities

For the year ended December 31, 2022, cash used in financing activities was $0.2 million, consisting primarily of payments of deferred offering costs offset by proceeds received from issuance of shares pursuant to our employee stock purchase plan. For the year ended December 31, 2021, cash provided by financing activities was $0.6 million, consisting primarily of net proceeds from the issuance of long-term debt and proceeds from exercise of stock options and issuance of shares pursuant to our employee stock purchase plan.

Segments

We operate and manage our business as one operating segment, which is the business of developing and commercializing novel therapies for rare endocrine disorders with significant unmet medical need.

Critical Accounting Policies and Estimates

Our accounting policies are more fully described in Note 2 of the financial statements to this Annual Report on Form 10-K. As disclosed in Note 2, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Accrued Research and Development Expenses

We record accruals for estimated costs of preclinical, clinical, and manufacturing development, within accrued expenses which are significant components of research and development expenses. A substantial portion of our ongoing research and development activities is conducted by third-party service providers, including CROs. Our contracts with CROs generally include fees such as initiation fees, investigator grants, clinical safety, data management, laboratory expenses, project management, and pass-through expenses. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. We accrue the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements. We determine the estimated costs through discussions with internal personnel and external service providers as to the progress, or stage of completion or actual timeline (start-date and end-date) of the services and the agreed-upon fees to be paid for such services. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust accrued expenses or prepaid expenses accordingly, which impact research and development expenses. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.

Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are expensed as incurred.

JOBS Act

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We could be an emerging growth company until December 31, 2025, although circumstances could cause us to lose that status earlier, including if we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Our cash, cash equivalents and investments as of December 31, 2022 consisted of $79.1 million in bank deposits, money market funds, U.S. treasury securities and corporate bonds. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are capital preservation, liquidity, safeguarding of capital and total return. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. While we believe our cash, cash equivalents and investments do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. Additionally, the interest rate for our Term Loan is variable.

As of December 31, 2022 and 2021, a hypothetical 1% change in interest rates would not have had a material effect on our financial statements. We do not currently engage in hedging transactions to manage our exposure to interest rate risk.

Foreign Currency Exchange Risk

Our operations include activities in the United States. In addition, we contract with vendors that are located outside of the United States and certain invoices are denominated in foreign currencies. While our operating results are exposed to changes in foreign currency exchange rates between the U.S. dollar and various foreign currencies, there was no material impact on our results of operations for any periods presented herein.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein. While we are seeing, and expect to continue to see, record inflation due to, among other things, the COVID-19 pandemic and other geopolitical and macroeconomic events, such as the ongoing military conflict between Ukraine and Russia and related sanctions, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, as of December 31, 2022, we do not expect anticipated changes in inflation to have a material effect on our business, financial condition or results of operations for future reporting periods.

Item 8. Financial Statements and Supplementary Data.


INDEX TO FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Spruce Biosciences, Inc.
South San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Spruce Biosciences, Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2020.

Las Vegas, Nevada
March 16, 2023

SPRUCE BIOSCIENCES, INC.
BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,	
	2022	**2021**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,487	$ 42,748
Short-term investments	54,590	46,221
Prepaid expenses	3,320	2,530
Other current assets	1,211	396
Total current assets	83,608	91,895
Long-term investments	—	32,459
Operating lease right-of-use asset	1,400	1,479
Other assets	640	653
Total assets	$ 85,648	$ 126,486
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,426	$ 2,823
Accrued expenses and other current liabilities	9,399	6,048
Term loan, current portion	1,622	—
Total current liabilities	12,447	8,871
Operating lease liability, net of current portion	1,261	1,293
Term loan, net of current portion	3,293	4,878
Other liabilities	161	73
Total liabilities	17,162	15,115
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 10,000,000 shares authorized and no shares issued or outstanding as of December 31, 2022 and 2021	—	—
Common stock, $0.0001 par value; 200,000,000 shares authorized as of December 31, 2022 and 2021; 23,601,004 and 23,491,881 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3	3
Additional paid-in capital	218,354	214,685
Accumulated other comprehensive loss	(558)	(184)
Accumulated deficit	(149,313)	(103,133)
Total stockholders' equity	68,486	111,371
Total liabilities and stockholders' equity	$ 85,648	$ 126,486

The accompanying notes are an integral part of these financial statements.

SPRUCE BIOSCIENCES, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

	Year Ended December 31,	
	2022	**2021**
Operating expenses:		
Research and development	$ 35,198	$ 30,698
General and administrative	12,085	11,368
Total operating expenses	47,283	42,066
Loss from operations	(47,283)	(42,066)
Interest expense	(420)	(345)
Interest and other income, net	1,523	119
Net loss	(46,180)	(42,292)
Other comprehensive loss, net of tax:		
Unrealized loss on available for sale securities	(374)	(184)
Total comprehensive loss	$ (46,554)	$ (42,476)
Net loss per share, basic and diluted	$ (1.96)	$ (1.81)
Weighted-average shares of common stock outstanding, basic and diluted	23,527,116	23,361,416

The accompanying notes are an integral part of these financial statements.

SPRUCE BIOSCIENCES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance as of January 1, 2021	23,260,399	$ 2	$210,266	$ —	$ (60,841)	$ 149,427
Exercise of common stock options	211,439	1	327	—	—	328
Issuance of common stock related to employee stock purchase plan	20,043	—	134	—	—	134
Stock-based compensation	—	—	3,958	—	—	3,958
Unrealized loss on available for sale securities	—	—	—	(184)	—	(184)
Net loss	—	—	—	—	(42,292)	(42,292)
Balance as of December 31, 2021	23,491,881	3	214,685	(184)	(103,133)	111,371
Exercise of common stock options	992	—	2	—	—	2
Issuance of common stock related to employee stock purchase plan	66,299	—	76	—	—	76
Issuance of common stock related to vesting of restricted stock units, net of tax withholdings	41,832	—	(40)	—	—	(40)
Stock-based compensation	—	—	3,631	—	—	3,631
Unrealized loss on available for sale securities	—	—	—	(374)	—	(374)
Net loss	—	—	—	—	(46,180)	(46,180)
Balance as of December 31, 2022	23,601,004	$ 3	$218,354	$ (558)	$ (149,313)	$ 68,486

The accompanying notes are an integral part of these financial statements.

SPRUCE BIOSCIENCES, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net loss	$ (46,180)	$ (42,292)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	3,631	3,958
Depreciation and amortization	74	68
Amortization of premium on available-for-sale securities	16	121
Non-cash lease expense	355	313
Gain on lease termination	(750)	—
Loss on disposal of property and equipment	39	—
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(817)	415
Other assets	90	197
Accounts payable	(1,397)	(805)
Accrued expenses and other current liabilities	3,587	2,304
Operating lease liability, net of current portion and other liabilities	(331)	(156)
Net cash used in operating activities	(41,683)	(35,877)
Cash flows from investing activities		
Proceeds from maturities of investments	60,500	—
Purchases of investments	(36,800)	(79,075)
Purchases of property and equipment	(8)	(93)
Net cash provided by (used in) investing activities	23,692	(79,168)
Cash flows from financing activities		
Proceeds from exercise of common stock options	2	328
Proceeds from issuance of common stock related to employee stock purchase plan	76	134
Payment of deferred offering costs	(279)	(39)
Tax withholding payments on restricted stock units	(40)	—
Proceeds from issuance of term loan, net of issuance costs of $10	—	4,990
Repayment of term loan	—	(4,770)
Net cash provided by (used in) financing activities	(241)	643
Net decrease in cash, cash equivalents, and restricted cash	(18,232)	(114,402)
Cash, cash equivalents, and restricted cash at beginning of period	42,964	157,366
Cash, cash equivalents, and restricted cash at end of period	$ 24,732	$ 42,964
Reconciliation of cash, cash equivalents, and restricted cash		
Cash and cash equivalents	$ 24,487	$ 42,748
Restricted cash, short-term (included in other current assets)	216	—
Restricted cash, long-term (included in other assets)	29	216
Total cash, cash equivalents, and restricted cash	$ 24,732	$ 42,964
Supplemental cash flow data:		
Cash paid for interest on term loan	$ 266	$ 207
Supplemental disclosure of non-cash investing and financing activities:		
Right-of-use asset recognized in exchange for lease liability	$ 1,418	$ —
Deferred offering costs included in accrued expenses	$ 53	$ 52

The accompanying notes are an integral part of these financial statements.

SPRUCE BIOSCIENCES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Principal Activities

Description of Business

Spruce Biosciences, Inc. (the Company) is a late-stage biopharmaceutical company focused on developing and commercializing novel therapies for rare endocrine disorders with significant unmet medical need. The Company is initially developing its wholly-owned product candidate, tildacerfont, as the potential first non-steroidal therapy for patients suffering from classic congenital adrenal hyperplasia (CAH). The Company is also developing tildacerfont for females suffering from polycystic ovary syndrome (PCOS) with adrenal dysfunction. The Company is located in South San Francisco, California and was incorporated in the state of Delaware in April 2016.

Initial Public Offering

In October 2020, the Company consummated its initial public offering (IPO) and issued a total of 6,900,000 shares of common stock, which includes 900,000 shares issued pursuant to the exercise of the underwriters' option to purchase additional shares, at an offering price of $15.00 per share. In aggregate, the Company received net proceeds of $93.4 million, after deducting underwriting discounts and commissions and offering expenses. Upon the closing of the IPO, all outstanding shares of the Company's redeemable convertible preferred stock automatically converted into 15,492,019 shares of common stock.

Open Market Sales Agreement

In February 2022, the U.S. Securities and Exchange Commission (SEC) declared effective a registration statement on Form S-3 (the Shelf Registration), covering the sale of up to $200.0 million of our securities. Also, in February 2022, we entered into an Open Market Sales Agreement[SM] (the Sales Agreement) with Jefferies LLC (Jefferies) pursuant to which we may elect to issue and sell, from time to time, shares of common stock having an aggregate offering price of up to $21.0 million under the Shelf Registration through Jefferies acting as the sales agent and/or principal. As of December 31, 2022, we have not issued any shares of common stock under the Sales Agreement.

Liquidity and Capital Resources

The Company believes that based on its current operating plan, its cash, cash equivalents and investments of $79.1 million as of December 31, 2022, along with proceeds received from the February 2023 private placement (see Note 14) and the $15.0 million upfront payment due to the Company under the Kaken License Agreement (see Note 14), will be sufficient to fund its planned operations and debt obligations for at least 12 months following the issuance date of these financial statements.

The Company has incurred significant losses and negative cash flows from operations. During the year ended December 31, 2022, the Company incurred a net loss of $46.2 million and used $41.7 million of cash in operations. As of December 31, 2022, the Company had an accumulated deficit of $149.3 million and does not expect positive cash flows from operations in the foreseeable future. The Company has funded its operations primarily through the issuance and sale of equity securities and debt.

The Company anticipates that it will need to raise substantial additional financing in the future to fund its operations. In order to meet these additional cash requirements, the Company may seek to sell additional equity or issue debt, convertible debt or other securities that may result in dilution to its stockholders. If the Company raises additional funds through the issuance of debt or convertible debt securities, these securities could have rights senior to those of its shares of common stock and could contain covenants that restrict its operations. There can be no assurance that the Company will be able to obtain additional equity or debt financing on terms acceptable to it, if at all. Additional debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting the Company's ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. The Company's failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on its business, results of operations, and financial condition.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and include all adjustments necessary for the fair presentation of the Company's financial position for the periods presented. Certain prior period amounts in the balance sheet and the statement of cash flows have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses as well as related disclosure of contingent assets and liabilities. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, accrued research and development expenses, stock-based compensation, and uncertain tax positions. The Company bases its estimates on its historical experience and on assumptions that it believes are reasonable; however, actual results could significantly differ from those estimates.

Risks and Uncertainties

Any product candidates developed by the Company will require approvals from the U.S. Food and Drug Administration (FDA) or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company's current and future product candidates will meet desired efficacy and safety requirements to obtain the necessary approvals. If approval is denied or delayed, it may have a material adverse impact on the Company's business and its financial statements.

The Company is subject to a number of risks similar to other late-stage biopharmaceutical companies including, but not limited to, dependency on the clinical success of the Company's product candidate, tildacerfont, ability to obtain regulatory approval of tildacerfont, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and consumers, significant competition, untested manufacturing capabilities, and dependence on key individuals and sole source suppliers.

The Company's business has been and could continue to be adversely affected by the evolving COVID-19 pandemic. For example, the COVID-19 pandemic has resulted in and could result in delays to the Company's clinical trials for numerous reasons including additional delays or difficulties in enrolling patients, diversion of healthcare resources away from the conduct of clinical trials, interruption or delays in the operations of the FDA or other regulatory authorities, and delays in clinical sites receiving the supplies and materials to conduct our clinical trials. At this time, the extent to which the COVID-19 pandemic impacts the Company's business will depend on future developments, which are highly uncertain. While vaccines have become widely available in certain countries, and businesses and economies have reopened, the status of global economic recovery remains uncertain and unpredictable and will continue to be impacted by developments in the pandemic including any subsequent waves of outbreak or new variant strains of the COVID-19 virus which may require re-closures or other preventative measures. The Company will continue to evaluate the impact that these events could have on its future operations, financial position, results of operations and cash flows.

In addition to the COVID-19 pandemic, global economic and business activities continue to face widespread macroeconomic uncertainties, including labor shortages, inflation and monetary supply shifts, recession risks and potential disruptions from the ongoing Russia-Ukraine conflict and related sanctions. The Company continues to actively monitor the impact of these macroeconomic factors on its financial condition, liquidity, operations, and workforce. The extent of the impact of these factors on the Company's operational and financial performance, including its ability to execute its business strategies and initiatives in the expected time frame, will depend on future developments, which are uncertain and cannot be predicted; however, any continued or renewed disruption resulting from these factors could negatively impact the Company's business.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash, cash equivalents and investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash and cash equivalents to the extent recorded in the balance sheets.

While the Company has not experienced any losses in such accounts, the recent failure of Silicon Valley Bank (SVB), at which the Company held cash and cash equivalents in multiple accounts, potentially exposed the Company to significant credit risk prior to the completion by the Federal Deposit Insurance Corporation of the resolution of SVB in a manner that fully protected all depositors.

Segment Reporting

The Company operates and manages its business as one operating segment, which is the business of developing and commercializing novel therapies for rare endocrine disorders with significant unmet medical need. The Company's chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance. All long-lived assets are maintained in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with remaining maturities at the date of purchase of three months or less to be cash equivalents. Cash equivalents, which consist of amounts invested in money market funds, are stated at fair value.

Restricted Cash

The Company had $0.2 million of restricted cash as of December 31, 2022 and 2021, which is related to collateralized cash in connection with letters of credit issued on behalf of the Company for the security deposits required under operating leases. Short-term restricted cash is included in other current assets on the balance sheets and long-term restricted cash is included in other assets on the balance sheets.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

The Company determined the fair value of financial assets and liabilities using the fair value hierarchy that describes three levels of inputs that may be used to measure fair value, as follows:

- Level 1—Quoted prices in active markets for identical assets and liabilities;

- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's financial instruments primarily consist of cash and cash equivalents, prepaid expenses, accounts payable, term loan, and accrued expenses. The carrying value of cash and cash equivalents, prepaid expenses, accounts payable, and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The estimated fair value of the term loan is based on market observable interest rates, which is considered a Level 2 fair value measurement.

Investments

Investments consist of money market funds, U.S. treasury securities and corporate bonds. The Company's investments are classified as available-for-sale and carried at estimated fair values and reported in cash equivalents, short-term investments or long-term investments. Management determines the appropriate classification of the investments at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments with contractual maturities greater than 12 months are considered long-term investments.

Unrealized gains and losses on available-for-sale investments are reported in accumulated other comprehensive loss as a separate component of stockholders' equity. Investments are regularly reviewed for other-than-temporary declines in fair value. The review includes the consideration of the cause of the impairment, including the creditworthiness of the security issuers, the number of investments in an unrealized loss position, the severity and duration of the unrealized losses, and whether it is more likely than not that the Company will be required to sell the investments before the recovery of their amortized cost basis. The cost of investments sold is based on the specific identification method.

Leases

The Company determines if an arrangement includes a lease at inception. Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The right-of-use asset includes any lease payments made on or before the lease commencement date, less lease incentives received. The incremental borrowing rate is used in determining the present value of future payments. The Company utilizes its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The lease terms may include options to extend or terminate the lease. Lease expense for operating leases is recognized on a straight-line basis over the non-cancelable lease term. Variable lease expense relates primarily to office lease common area maintenance, insurance, and property taxes, is expensed as incurred, and is excluded from the calculation of the lease liability and right-of-use-asset. The Company does not have any finance leases.

The Company has elected not to recognize a right-of-use asset and lease liability for short-term leases. A short-term lease is a lease with an expected lease term of 12 months or less and which does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Lease agreements that include lease and non-lease components are accounted for as a single lease component.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and are included in other assets on the balance sheets. Depreciation expense is calculated using the straight-line method over the estimated useful life of the respective asset and begins at the time the asset is placed into service. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

The useful lives of property and equipment are as follows:

Computer and office equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Manufacturing machinery and equipment	7 years
Leasehold improvements	Lesser of lease term of 15 years

Long-Lived Assets

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no such impairment losses during the years ended December 31, 2022 and 2021.

Accrued Research and Development Expenses

Clinical trial costs are charged to research and development expense as incurred. The Company accrues for expenses resulting from contracts with clinical research organizations (CROs), consultants, and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. The Company's policy is to reflect the appropriate expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended.

The CRO contracts generally include pass-through fees including, but not limited to, regulatory expenses, investigator fees, laboratory fees and other miscellaneous costs. The Company determines accrual estimates through reports from and discussion with clinical personnel and outside service providers as to the progress or state of completion of trials, or the services completed. The Company estimates accrued expenses as of each balance sheet date based on the facts and circumstances known at that time. The clinical trial accrual is dependent, in part, upon the receipt of timely and accurate reporting from the CROs and other third-party vendors.

If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are expensed as incurred. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, personnel costs, fees paid to external entities that conduct certain non-clinical and clinical development activities on our behalf, manufacturing costs, outside service and consulting costs, and allocated overhead, including rent. Assets acquired that are utilized in research and development that have no alternative future use are also expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method, which requires the recognition of compensation expense for costs related to all stock-based payments including stock options, restricted stock units (RSUs) and purchase rights under the Employee Stock Purchase Plan (ESPP). The Company estimates the fair value of stock options and purchase rights granted under the ESPP on the date of grant using the Black-Scholes option pricing model, which is impacted by the fair value of the Company's common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. The model requires management to make a number of assumptions which include the following:

- *Expected Term.* The expected term is based on the simplified method, as the Company's stock options have the following characteristics: (i) granted at-the-money; (ii) exercisability is conditioned upon service through the vesting date; (iii) termination of service prior to vesting results in forfeiture; (iv) limited exercise period following termination of service; and (v) options are non-transferable and non-hedgeable, or "plain vanilla" options, and the Company has limited history of exercise data. For the ESPP, the expected term is based on the term of the purchase period.

- *Expected Volatility.* The expected volatility is estimated based on the historical volatilities for comparable publicly traded biopharmaceutical companies. In evaluating similarity, the Company considered factors such as market capitalization, stage of development, area of specialty, and stock-specific attributes. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company's common stock becomes available.

- *Risk-Free Interest Rate.* The risk-free interest rate is based on U.S. Treasury constant maturity rates with remaining terms similar to the expected term of the options.

- *Expected Dividend Rate.* The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend rate of zero in the valuation model.

- *Forfeitures.* The Company accounts for forfeitures as they occur.

The fair value of RSUs, including RSUs subject to performance-based vesting conditions, is based on the grant-date fair value of the Company's stock price.

The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The Company accounts for forfeitures as they occur.

For options and RSUs that vest upon the satisfaction of certain performance conditions, the Company recognizes compensation expense when it becomes probable that the performance conditions will be met. When the criteria are deemed probable of being met, the Company records cumulative compensation expense in the period the performance criteria are deemed probable of being met and recognizes the remaining compensation expense on a straight-line basis over the remaining period for which the performance criteria are expected to be completed.

Income Taxes

The Company accounts for income taxes under the asset and liability method. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differences in accounting for reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or when net operating loss or credit carryforwards are utilized. Accordingly, realization of the Company's deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company assesses the likelihood that the Company's deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company establishes a valuation allowance. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and on-going prudent and feasible tax planning initiatives. Based upon the weight of available evidence, the Company has determined that net deferred tax assets should be fully offset by a valuation allowance. When the Company establishes or reduces the valuation allowance against its net deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

The Company accounts for uncertainty in income taxes in accordance with Accounting Standards Codification 740. Tax positions are evaluated in a two-step process, whereby the Company first determines whether it is more likely than not that a tax position will be sustained upon examination by tax authorities, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to unrecognized tax benefits.

Comprehensive loss

Comprehensive loss represents the net loss for the period and other comprehensive income. Other comprehensive loss reflects certain gains and losses that are recorded as a component of stockholders' equity and are not reflected in the statements of operations. The Company's other comprehensive loss consists of changes in unrealized gains and losses on available-for-sale investments, net of tax. There was no income tax effect related to unrealized gains and losses during the years ended December 31, 2022 and 2021.

Net Loss per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, outstanding stock options, RSUs, and shares expected to be issued pursuant to the ESPP are considered to be potentially dilutive securities. Because the Company has reported a net loss for all periods presented, diluted net loss per share is the same as basic net loss per share for those periods.

Emerging Growth Company Status

The Company is an emerging growth company (EGC) as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act) and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-13, *Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for non-EGC's electing to use the extended transition period for complying with new or revised accounting standards for fiscal years beginning after December 15, 2019, and for EGC's for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company expects to adopt this ASU on January 1, 2023. The Company is currently assessing the impact of adopting this standard.

3. Fair Value Measurements

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company classifies money market funds and U.S. treasury securities as Level 1 investments as the Company uses quoted prices in active markets for identical assets to determine the fair value. The Company classifies corporate bonds and commercial paper as Level 2 investments as the Company uses quoted prices for similar assets sourced from certain third-party pricing services. The third-party pricing services generally utilize industry standard valuation models for which all significant inputs are observable, either directly or indirectly, to estimate the price or fair value of the securities. The primary input generally includes reported trades of or quotes on the same or similar securities. The Company does not make additional judgments or assumptions made to the pricing data sourced from the third-party pricing services.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

| | Fair Value Hierarchy Level | December 31, 2022 | | | |
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	Level 1	$ 22,496	$ —	$ —	$ 22,496
Total cash equivalents		22,496	—	—	22,496
U.S. treasury securities	Level 1	43,779	1	(516)	43,264
Corporate bonds	Level 2	11,369	—	(43)	11,326
Total short-term investments		55,148	1	(559)	54,590
Total cash equivalents and investments		$ 77,644	$ 1	$ (559)	$ 77,086

| | Fair Value Hierarchy Level | December 31, 2021 | | | |
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	Level 1	$ 38,067	$ —	$ —	$ 38,067
Total cash equivalents		38,067	—	—	38,067
U.S. treasury securities	Level 1	5,999	—	(13)	5,986
Corporate bonds	Level 1	6,285	—	(23)	6,262
Commercial paper	Level 2	33,973	—	—	33,973
Total short-term investments		46,257	—	(36)	46,221
U.S. treasury securities	Level 1	24,137	—	(114)	24,023
Corporate bonds	Level 1	8,470	—	(34)	8,436
Total long-term investments		32,607	—	(148)	32,459
Total cash equivalents and investments		$ 116,931	$ —	$ (184)	$ 116,747

The Company did not have any financial liabilities recorded at fair value on a recurring or non-recurring basis as of December 31, 2022 and 2021.

As of December 31, 2022 and 2021, accrued interest on investments recorded in other assets was $0.1 million.

There have been no realized gains or losses on available for sale securities for the periods presented. Unrealized gains and losses are included in "accumulated other comprehensive loss" within stockholders' equity on the balance sheets. Investments that were in an unrealized loss position consisted of (in thousands):

| | December 31, 2022 | | | | | |
| | Less than 12 months | | Greater than 12 months | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury securities	$ 16,743	$ (77)	$ 23,585	$ (439)	$ 40,328	$ (516)
Corporate bonds	—	—	11,326	(43)	11,326	(43)
Total short-term investments	$ 16,743	$ (77)	$ 34,911	$ (482)	$ 51,654	$ (559)

As of December 31, 2021, there were no investments that were in a continuous unrealized loss position for more than 12 months.

As of December 31, 2022 and 2021, unrealized losses on available for sale securities were not attributed to credit risk and are considered temporary as the Company (i) does not intend to sell these securities, (ii) does not believe it is more likely than not that it will be required to sell these securities before the recovery of their amortized cost basis and (iii) believes that it is more-likely-than-not that investments in an unrealized loss position will be held until maturity or the cost basis of the investment will be recovered. To date, the Company has not recorded any impairment charges on securities related to other-than-temporary declines in fair value.

The Company's cash equivalents and short-term investments are due within one year. As of December 31, 2022, the weighted-average remaining contractual maturities of available for sale securities was approximately 4 months.

The estimated fair value of the term loan was $4.9 million and $5.0 million as of December 31, 2022 and 2021, respectively, and was based on market observable interest rates, a Level 2 input.

4. Balance Sheet Components

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Accrued research and development expenses	$ 7,449	$ 3,837
Accrued compensation and benefits	1,286	1,435
Accrued general and administrative expenses	525	416
Operating lease liability, current portion	139	360
Total accrued expenses and other current liabilities	$ 9,399	$ 6,048

Accrued research and development expenses were primarily related to clinical trials and manufacturing of clinical drug supply.

5. Operating Leases

The Company leases space under non-cancelable operating leases which require the Company to pay base rent, real estate taxes, insurance, general repairs, and maintenance.

In February 2020, the Company entered into a non-cancelable operating lease for approximately 8,000 square feet of office space in Daly City, California with a commencement date of September 2020 and an expiration date of November 2025 (the Daly City Lease). On November 28, 2022, the Company entered into a lease termination agreement with the landlord to terminate the Daly City Lease effective December 31, 2022. As consideration, in

January 2023, the landlord paid the Company a termination fee of $0.6 million and returned the existing letter of credit of $0.2 million. On December 31, 2022, in connection with the termination, the Company derecognized the right-of-use asset and the lease liability in the balance sheet and recognized a gain on termination of $0.8 million in interest and other income, net in the statement of operations and comprehensive loss.

In December 2022, the Company entered into a non-cancelable operating lease for approximately 6,500 square feet of office space in South San Francisco, California, which commenced in December 2022 and expires in February 2028 (the South San Francisco Lease). Total minimum rental payments for the South San Francisco Lease are $1.7 million over the lease term. The Company has an option to extend the lease term of the South San Francisco Lease for an additional three years which has not been included in the lease term as it is not reasonably certain that the Company will exercise this option. The Company will also be responsible for the payment of additional rent to cover the Company's share of the annual operating and tax expense for the building. Under the terms of the South San Francisco Lease, the Company issued a letter of credit to the landlord of $29 thousand, which is collateralized by a restricted cash deposit of $29 thousand.

Other information related to operating leases was follows (dollar amounts in thousands):

| | Year Ended December 31, | |
	2022	2021
Operating lease costs	$ 465	$ 441
Cash paid for operating lease liabilities	$ 492	$ 376
Weighted average remaining lease term (years)	5.2	3.9
Weighted average discount rate	8.0%	7.0%

Variable lease expense for the years ended December 31, 2022 and 2021 was immaterial.

Future minimum lease commitments under the Company's non-cancelable operating leases as of December 31, 2022 were as follows (in thousands):

Year ending December 31,	
2023	$ 249
2024	341
2025	351
2026	362
2027	373
Thereafter	64
Total undiscounted operating lease payments	1,740
Less: present value discount	(340)
Total operating lease liability	$ 1,400
Operating lease liability, current portion*	$ 139
Operating lease liability, net of current portion	1,261
Total operating lease liability	$ 1,400

included in accrued expenses and other current liabilities on the balance sheets

6. Term Loan

In September 2019, the Company entered into a Loan and Security Agreement, as subsequently amended (the Loan Agreement) with Silicon Valley Bank (SVB) providing for a term loan (the Term Loan) for an aggregate principal amount of $4.5 million.

In September 2019 and in connection with the Loan Agreement, the Company issued a warrant to purchase up to an aggregate of 49,609 shares of common stock at $1.44 per share. The Company determined the initial fair value of the warrant to be $0.1 million using the Black-Scholes option-pricing model. The fair value of the warrant was recorded to equity and as a debt discount, which was being amortized to interest expense using the effective interest method over the term of the Term Loan. In November 2020, the warrant was net-exercised for 46,358 shares of common stock.

In March 2021, the Company entered into a First Amendment to Loan and Security Agreement (the First Amendment), which increased the aggregate principal amount of the Term Loan to $30.0 million, of which $20.0 million was immediately available under the first tranche (First Tranche) and $10.0 million was available under the second tranche through December 31, 2022 (Second Tranche), subject to the completion of certain clinical or financial milestones. Pursuant to the First Amendment, the Term Loan will mature on January 1, 2026.

In May 2022, the Company entered into a Second Amendment to Loan and Security Agreement (the Second Amendment), which amended the milestones for the Second Tranche, added a liquidity covenant for the Second Tranche and amended the interest and prepayment terms.

As of December 31, 2022, the carrying value of the Term Loan was $4.9 million, consisting of the outstanding principal under the First Tranche of $5.0 million, less unamortized debt discount and issuance costs of $0.1 million which are being amortized using the effective interest method over the life of the Term Loan. Commitments available under the Second Tranche of $10.0 million expired on December 31, 2022.

The Loan Agreement provides for monthly cash interest-only payments following the funding date of each respective tranche and continuing thereafter through December 31, 2022. The Term Loan is subject to a floating per annum interest rate equal to the greater of (a) 0.50% above the Prime Rate (as defined in the Loan Agreement) or (b) 3.75%. Following the interest-only period, the outstanding Term Loan balance will be payable in (i) 37 consecutive monthly payments after the end of the interest-only period and continuing on the same day of each month thereafter, in amounts that would fully amortize such Term Loan balance, as of the first business day of the first month following the amended interest-only period, over the repayment period, plus (ii) monthly payments of accrued but unpaid interest. As of December 31, 2022, the stated interest rate of the Term Loan was 8.0%.

The final payment is due on the maturity date and includes all outstanding principal plus accrued unpaid interest and an end of term payment totaling $0.3 million (the Supplemental Final Payment which is 6.0% of the original funded principal amount of the First Tranche). The Company may prepay amounts outstanding under the Term Loan at any time provided certain notification conditions are met, in which case, all outstanding principal plus accrued and unpaid interest, the Supplemental Final Payment, a prepayment fee of 1% or 2% of the principal amount of the First Tranche, and any bank expenses become due and payable.

The Company is subject to customary affirmative and restrictive covenants under the Loan Agreement. The Company's obligations under the Loan Agreement are secured by a first priority security interest in substantially all of its current and future assets, other than intellectual property. The Company also agreed not to encumber its intellectual property assets, except as permitted by the Loan Agreement.

The Loan Agreement also contains customary indemnification obligations and customary events of default, including, among other things, the Company's failure to fulfill certain obligations under the Loan Agreement and the occurrence of a material adverse change in its business, operations, or condition (financial or otherwise), a material impairment of the prospect of repayment of any portion of the loan, or a material impairment in the perfection or priority of lender's lien in the collateral or in the value of such collateral. In the event of default by the Company under the Loan Agreement, the lender would be entitled to exercise their remedies thereunder, including the right to accelerate the debt, upon which the Company may be required to repay all amounts then outstanding under the Loan Agreement. As of December 31, 2022, the Company was in compliance with all covenants under the Loan Agreement and there has been no material adverse change.

As of December 31, 2022, future payments of principal and interest are as follows (in thousands):

Year ending December 31,		
2023	$	1,966
2024		1,836
2025		1,704
2026		136
Total	$	5,642
Less: interest		(642)
Term loan, gross	$	5,000
Less: unamortized debt issuance costs		(85)
Less: term loan, current portion		(1,622)
Term loan, net of current portion	$	3,293

7. Commitments and Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to which it is a party and records a loss contingency on an undiscounted basis when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These judgments are subjective and based on the status of such legal proceedings, the merits of the Company's defenses, and consultation with legal counsel. Actual outcomes of these legal proceedings may differ materially from the Company's estimates. The Company estimates accruals for legal expenses when incurred as of each balance sheet date based on the facts and circumstances known to the Company at that time.

Legal Matters

The Company's industry is characterized by frequent claims and litigation, including claims regarding intellectual property. As a result, the Company may be subject to various legal proceedings from time to time. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not subject to any material legal proceedings during the years ended December 31, 2022 and 2021 and management is not aware of any pending or threatened litigation.

8. Capital Structure

Common Stock

As of December 31, 2022 and 2021, the Company was authorized to issue 200,000,000 shares of $0.0001 par value common stock, respectively. Holders of the Company's common stock are entitled to dividends if and when declared by the Board of Directors of the Company (Board of Directors). The holder of each share of common stock is entitled to one vote. As of December 31, 2022, no dividends were declared.

Common stock reserved for future issuance, on an as converted basis, consisted of the following:

	December 31,	
	2022	2021
Stock options, issued and outstanding	4,166,194	2,215,942
Restricted and performance stock units, issued and outstanding	1,996,128	460,000
Shares available for future issuance under 2020 Equity Incentive Plan	940,061	2,636,506
Employee stock purchase plan, available for future issuance	601,819	433,200
Total shares reserved	7,704,202	5,745,648

9. Stock-Based Compensation

Equity Incentive Plans

The Company adopted the 2020 Equity Incentive Plan (the 2020 Plan) in October 2020. The 2020 Plan is a successor to and continuation of the Amended and Restated 2016 Equity Incentive Plan (the 2016 Plan) and provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash-based awards to individuals who are then employees, officers, directors or consultants. A total of 2,647,684 shares of common stock were approved to be initially reserved for issuance under the 2020 Plan. In addition, the number of shares of common stock available for issuance under the 2020 Plan will be automatically increased on the first day of each calendar year during the ten-year term of the 2020 Plan, beginning with January 1, 2021 and ending with January 1, 2030, by an amount equal to 5% of the outstanding number of shares of the Company's common stock on December 31st of the preceding calendar year or such lesser amount as determined by the Company's Board of Directors. Following the effectiveness of the 2020 Plan, no further grants will be made under the 2016 Plan; however, shares subject to awards granted under the 2016 Plan will continue to be governed by the 2016 Plan.

The Board of Directors determines the per share exercise price of each stock option, which for ISOs shall not be less than 100% of the fair market value of a share on the date of grant; provided that the exercise price of an ISO granted to a stockholder who at the time of grant owns stock representing more than 10% of the voting power of all classes of stock (a 10% stockholder) shall not be less than 110% of the fair market value of a share on the date of grant.

The Board of Directors determines the period over which options vest and become exercisable. Options granted to new employees generally vest over a four-year period: 25% of the shares vest on the first anniversary from the vesting commencement date of the option and an additional 1/48th of the shares vest on each monthly anniversary thereafter, subject to the employee's continuous service through each vesting date.

The Board of Directors also determines the term of options, provided the maximum term for ISOs granted to a 10% stockholder must be no longer than five years from date of grant and the maximum term for all other options must be no longer than ten years from date of grant. If an option holder's service terminates, options generally terminate three months from the date of termination except under certain circumstances, such as death or disability.

Under the 2020 Plan and the 2016 Plan, individuals can be granted the ability to early exercise their options. There were no shares, related to the early exercise of options, subject to repurchase by the Company as of December 31, 2022. As of December 31, 2022, 940,061 shares remained available for issuance under the 2020 Plan and no shares remained available for issuance under the 2016 Plan.

A summary of the Company's stock option activity and related information is as follows (in thousands, except share and per share amounts):

	Outstanding Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2021	2,215,942	$ 4.72	6.9	$ 3,959
Granted	2,811,375	$ 2.86		
Exercised	(992)	$ 1.39		
Forfeited	(860,131)	$ 5.13		
Balance as of December 31, 2022	4,166,194	$ 3.38	7.7	$ 52
Vested and expected to vest as of December 31, 2022	4,026,194	$ 3.33	7.6	$ 52
Vested and exercisable as of December 31, 2022	1,464,223	$ 3.64	4.8	$ 52

Stock options vested and expected to vest differs from total stock options outstanding as it excludes 140,000 performance-based stock options for which the performance criteria is not considered probable of achievement as of December 31, 2022.

The aggregate intrinsic values of options outstanding and exercisable were calculated as the difference between the exercise price of the options and the estimated fair value of the Company's common stock as of the respective balance sheet date. The total intrinsic value of options exercised was immaterial and $2.0 million for the years ended December 31, 2022 and 2021, respectively. The total fair value of options vested was $1.9 million and $2.9 million for the years ended December 31, 2022 and 2021, respectively.

Restricted Stock Units (RSUs)

A summary of the Company's RSU activity and related information is as follows (in thousands, except share and per share amounts):

	Number of RSUs	Weight-Average Grant Date Fair Value
Balance as of December 31, 2021	460,000 $	2.48
Granted	1,818,200 $	1.24
Vested	(113,284) $	2.50
Forfeited	(168,788) $	2.51
Balance as of December 31, 2022	1,996,128 $	1.35

During the year ended December 31, 2022, the Company granted 1,818,200 RSUs, including 955,775 RSUs subject to time-based vesting in installments through December 2026 and 862,425 RSUs subject to performance-based vesting conditions related to the satisfaction of certain clinical development milestones.

As of December 31, 2022, the Company has granted 1,092,425 RSUs subject to performance-based vesting conditions, of which 126,713 RSUs are considered probable of achievement.

Employee Stock Purchase Plan

The Company's Board of Directors adopted and the Company's stockholders approved the 2020 Employee Stock Purchase Plan (the ESPP) in October 2020. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation. At the end of each purchase period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock as of the offering date or the applicable purchase date. A total of 220,640 shares of common stock were approved to be initially reserved for issuance under the ESPP. In addition, the number of shares of common stock available for issuance under the ESPP will be automatically increased on the first day of each calendar year during the first ten-years of the term of the ESPP, beginning with January 1, 2021 and ending with January 1, 2030, by an amount equal to the lessor of (i) 1% of the outstanding number of shares of the Company's common stock on December 31st of the preceding calendar year, (ii) 441,280 shares of common stock or (iii) such lesser amount as determined by the Board of Directors.

Except for the initial offering period, the ESPP provides for 24-month offering periods starting every January 1st and July 1st, each consisting of four six-month purchase periods. As of December 31, 2022, 601,819 shares of common stock remained available for issuance under the ESPP.

Stock-Based Compensation Expense

For the years ended December 31, 2022 and 2021, the weighted-average fair value of options granted was $2.34 and $8.55 per share, respectively.

The Company estimated the fair value of stock options and purchase rights under ESPP using the Black-Scholes option-pricing model, with the following weighted-average assumptions:

	2022		2021	
	Options	ESPP	Options	ESPP
Expected term (in years)	6.0	1.4	6.0	1.4
Expected volatility	105.4%	77.2%	102.8%	78.7%
Risk-free interest rate	2.4%	2.2%	0.9%	0.1%
Expected dividend rate	0.0%	0.0%	0.0%	0.0%

The following table summarizes stock-based compensation expense related to stock options, RSUs and ESPP that is included in the Company's statements of operations and comprehensive loss (in thousands):

| | Year Ended December 31, | |
	2022	2021
Research and development	$ 929	$ 1,045
General and administrative	2,702	2,913
Total stock-based compensation expense	$ 3,631	$ 3,958

As of December 31, 2022, there was approximately $7.2 million of total unrecognized stock-based compensation expense, which is expected to be recognized over an estimated weighted-average vesting term of 2.4 years.

10. License Agreement

In May 2016, the Company entered into a license agreement (the Lilly License Agreement), with Eli Lilly and Company (Lilly). Pursuant to the terms of the Lilly License Agreement, Lilly granted the Company an exclusive, worldwide, royalty bearing, sublicensable license under certain technology, patent rights, know-how and proprietary materials related to certain compounds, to research, develop, and commercialize such compounds for all pharmaceutical uses.

As partial consideration for the rights granted to the Company under the Lilly License Agreement, the Company made a one-time upfront payment to Lilly of $0.8 million during the year ended December 31, 2016, which was recorded as research and development expense as there was no alternative use due to the early stage of the technology. The Company is also required to pay Lilly up to an aggregate of $23.0 million upon the achievement, during the time the Lilly License Agreement remains in effect, of certain milestones relating to the clinical development and commercial sales of products licensed under the Lilly License Agreement. Such payments are for predetermined fixed amounts, are paid only upon the first occurrence of each event, and are due shortly after achieving the applicable milestone. In addition, the Company is required to pay Lilly tiered royalties on annual worldwide net sales with rates ranging from mid-single-digits to sub-teens. No additional amounts were paid by the Company to Lilly during any of the periods presented, nor were due as of such dates pursuant to the Lilly License Agreement.

The Lilly License Agreement will remain in effect, unless earlier terminated, until the expiration of the royalty payment obligations. Royalties are payable on a product-by-product and country-by-country basis from the first commercial sale of the product until the later of (i) the tenth anniversary of the date of first commercial sale in such country, (ii) the expiration in such country of the last-to-expire licensed patent having a valid claim covering the manufacture, use or sale of the licensed product as commercialized in such country, and (iii) the expiration of any data or regulatory exclusivity period for the licensed product in such country.

11. Income Taxes

The Company did not have any income tax expense for the years ended December 31, 2022 and 2021. The reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

| | December 31, | |
	2022	2021
Federal statutory income tax rate	21.0 %	21.0 %
State income tax, net of federal benefit	7.0	7.0
Nondeductible expenses	(0.5)	(0.4)
Tax credits	8.9	5.3
Change in valuation allowance	(36.4)	(33.0)
Other	—	0.1
Effective tax rate	— %	— %

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 33,871	$ 27,570
Capitalized research and experimental costs	5,559	—
Accruals	369	99
Intangible assets	116	131
Tax credits	8,878	4,766
Operating lease liability	392	463
Other	1,568	785
Total gross deferred tax assets	50,753	33,814
Valuation allowance	(50,359)	(33,397)
Total deferred tax assets	394	417
Deferred tax liabilities:		
Operating lease right-of-use asset	(392)	(414)
Other	(2)	(3)
Total deferred tax liabilities	(394)	(417)
Total net deferred tax assets	$ —	$ —

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction by jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2022, the Company has provided a valuation allowance against the Company's U.S. net deferred tax assets. The valuation allowance increased by $17.0 million during the year ended December 31, 2022, primarily due to an increase in the net operating loss (primarily from pre-tax book loss) and the current year capitalization of Section 174 research and experimental costs. The valuation allowance increased by $13.9 million during the year ended December 31, 2021, primarily due to an increase in the net operating loss (primarily from pre-tax book loss).

As of December 31, 2022, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $114.8 million and $141.1 million, respectively, both of which will begin to expire in 2036 with the exception of $107.7 million of the Company's federal net operating losses that carry over indefinitely.

As of December 31, 2022, the Company had federal general business credit and state research and development credit carryforwards of approximately $10.9 million and $1.2 million, respectively. The federal general business credit carryforwards will begin to expire in 2036 while the California research credit carryforwards have an indefinite life.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (IRC Section 382). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

The Company files income tax returns in the U.S. federal jurisdiction and California state jurisdiction. The Company is not currently under audit by the Internal Revenue Service or any other similar state, local, or foreign authority. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

Uncertain Income Tax Positions

The Company had approximately $3.0 million and $1.6 million of unrecognized tax benefits as of December 31, 2022 and 2021, respectively. No liability related to uncertain tax positions is recorded in the financial statements due to the fact the liabilities have been netted against deferred attribute carryovers. The unrecognized tax benefits would not impact the annual effective tax rate if recognized because the Company has recorded a valuation allowance on its deferred tax assets. The Company does not expect the amount of unrecognized tax benefits to materially change in the next 12 months. As of December 31, 2022 and 2021, the Company has not recognized any tax-related penalties or interest in its financial statements.

A reconciliation of the beginning and ending balance of the unrecognized tax benefits is as follows (in thousands):

	December 31,			
	2022		**2021**	
Balance at the beginning of the period	$	1,589	$	1,094
Increases based on tax positions related to current period		1,433		693
Decreases based on tax positions related to current period		(63)		(198)
Balance at the end of the period	$	2,959	$	1,589

12. 401(k) Retirement Savings Plan

In December 2017, the Company adopted a plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan) for all employees who have met certain eligibility requirements. Under the 401(k), employees may elect to contribute a portion of their eligible compensation, subject to certain limitations. The Company started making matching employer contributions to the 401(k) Plan during the year ended December 31, 2022 and incurred expense of $0.1 million.

13. Net Loss Per Share

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts):

	Year Ended December 31,			
	2022		**2021**	
Numerator:				
Net loss	$	(46,180)	$	(42,292)
Denominator:				
Weighted-average shares of common stock outstanding		23,527,116		23,361,416
Net loss per share, basic and diluted	$	(1.96)	$	(1.81)

Basic net loss per share was the same as diluted net loss per share for all periods as the inclusion of potentially dilutive securities would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations were as follows:

	December 31,	
	2022	**2021**
Shares subject to outstanding common stock options	4,166,194	2,215,942
Shares subject to outstanding RSUs	1,996,128	460,000
Estimated shares issuable under the ESPP	303,236	67,253
Total	6,465,558	2,743,195

14. Subsequent Events

License Agreement with Kaken Pharmaceutical Co., LTD. (Kaken)

On January 5, 2023, the Company entered into a Collaboration and License Agreement (the Kaken License Agreement) with Kaken. Under the terms of the Kaken License Agreement, the Company granted to Kaken the exclusive right to develop, manufacture and commercialize the Company's product candidate, tildacerfont, for the treatment of CAH in Japan. Pursuant to the Kaken License Agreement, Kaken will be responsible for securing and maintaining regulatory approvals necessary to commercialize tildacerfont in Japan. The Company will retain all rights to tildacerfont in all other geographies.

The Company has also granted to Kaken a right of first negotiation with respect to the development, manufacturing and commercialization of tildacerfont for CAH in China (including Hong Kong, Taiwan, and Macau), South Korea and other specified southeastern Asian countries, and for indications other than CAH.

Pursuant to the Kaken License Agreement, Kaken is required to make an upfront payment to the Company of $15.0 million. In addition to the upfront payment, the Company is entitled to receive up to an aggregate of approximately $65.0 million (at exchange rates in effect on the date of the Kaken License Agreement) upon the achievement of specified milestones related to the development, regulatory approval and commercialization of tildacerfont in Japan, including the achievement of specified net sales thresholds, if approved. Kaken has agreed to pay the Company a non-creditable, non-refundable specified purchase price for each unit of Company-manufactured product supplied to Kaken for commercial sale. In addition, the Company will also be entitled to receive a royalty for each unit of non-Company manufactured product sold equal to a range of double-digit percentages up to the mid-twenties based on annual net sales of tildacerfont in Japan. Both the purchase price for each unit and the royalty rate are subject to reduction in certain circumstances as specified in the Kaken License Agreement. Kaken's obligation to pay royalties will continue for ten years after the first commercial sale in Japan or, if later, until the expiration of regulatory exclusivity of tildacerfont or the expiration of the last valid claim of a Company-licensed patent covering tildacerfont in Japan.

Private Placement Financing

On February 8, 2023, the Company entered into a Securities Purchase Agreement (the Purchase Agreement) with certain institutional investors (the Purchasers), pursuant to which the Company agreed to sell and issue (i) 16,116,000 shares of the Company's common stock (Common Stock), (ii) pre-funded warrants to purchase 800,000 shares of Common Stock (the Pre-Funded Warrants) to a Purchaser and (iii) 12,687,000 warrants to purchase Common Stock (the Standard Warrants and together with the Pre-Funded Warrants, the Warrants) in a private placement transaction (the Private Placement). Each Purchaser's Standard Warrant is exercisable for a number of shares of Common Stock equal to seventy-five percent of the aggregate number of shares of Common Stock and shares of Common Stock underlying Pre-Funded Warrants, if applicable, purchased by such Purchaser. The purchase price per share of Common Stock and Standard Warrant was $3.17 per share (the Purchase Price) and the purchase price for the Pre-Funded Warrants was the Purchase Price minus $0.01 per Pre-Funded Warrant. The Private Placement closed on February 16, 2023 (the Closing). The total gross proceeds to the Company at the Closing were approximately $53.6 million, which does not include any proceeds that may be received upon exercise of the Warrants.

The Pre-Funded Warrants have a per share exercise price of $0.01 and the Standard Warrants have an exercise price of $3.96 per share, in each case subject to proportional adjustments in the event of stock splits or combinations or similar events. The Warrants will be exercisable for a period of five years following the date of issuance.

Banking Relationship with SVB

The Company has a banking relationship with SVB. SVB was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. On March 12, 2023, the U.S. Treasury, Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money starting March 13, 2023. While the Company has not experienced any losses in such accounts, the recent failure of SVB potentially exposed the Company to significant credit risk prior to the completion by the FDIC of the resolution of SVB in a manner that fully protected all depositors.

Item 9. Changes in and Disagreement With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's (SEC's) rules and forms, and that such information is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of December 31, 2022, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies" and because we qualify as a "non-accelerated filer" (i.e., we do not qualify as either an "accelerated filer" or a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act).

Changes in Internal Controls over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is set forth in our definitive proxy statement to be filed with respect to the 2023 annual meeting of stockholders (the Proxy Statement), all of which is incorporated herein by reference.

Code of Conduct

We maintain a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct is posted on our website at www.sprucebiosciences.com. The information on our website is not incorporated by reference into this Annual Report or our Proxy Statement. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct.

Item 11. Executive Compensation.

The information required by this item is set forth in our Proxy Statement, all of which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is set forth in our Proxy Statement, all of which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is set forth in our Proxy Statement, all of which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item is set forth in our Proxy Statement, all of which is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules.

    a)   We have filed the following documents as part of this Annual Report:

        1.   **Financial Statements**

        The financial statements are included in Item 8. "Financial Statements and Supplementary Data."

        2.   **Financial Statement Schedules**

        All schedules are omitted as information required is inapplicable or the information is presented in the financial statements and the related notes.

        3.   **Exhibits**

        The following is a list of exhibits filed with this Annual Report incorporated herein by reference (numbered in accordance with Item 601 of Regulation S-K):

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation	8-K	001-39594	3.1	October 14, 2020
3.2	Amended and Restated Bylaws	8-K	001-39594	3.2	October 14, 2020
4.1	Form of Common Stock Certificate	S-1/A	333-248924	4.1	October 5, 2020
4.2	Amended and Restated Investors' Rights Agreement, by and among the registrant and certain of its stockholders, dated February 19, 2020	S-1	333-248924	4.2	September 18, 2020
4.3	Form of Warrant to Purchase Common Stock issued to Silicon Valley Bank, dated September 23, 2019	S-1	333-248924	4.3	September 18, 2020
4.4	Description of Common Stock of the registrant	10-K	001-39594	4.4	March 22, 2021
4.5	Form of Pre-Funded Warrant to Purchase Common Stock	8-K	001-39594	4.1	February 9, 2023
4.6	Form of Common Stock Purchase Warrant	8-K	001-39594	4.2	February 9, 2023
10.1+	Spruce Biosciences, Inc. Amended and Restated 2016 Equity Incentive Plan	S-1	333-248924	10.1	September 18, 2020
10.2+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the Spruce Biosciences, Inc. Amended and Restated 2016 Equity Incentive Plan	S-1	333-248924	10.2	September 18, 2020
10.3+	Spruce Biosciences, Inc. 2020 Equity Incentive Plan	S-1/A	333-248924	10.3	October 5, 2020
10.4+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the Spruce Biosciences, Inc. 2020 Equity Incentive Plan	S-1	333-248924	10.4	September 18, 2020
10.5+	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the Spruce Biosciences, Inc. 2020 Equity Incentive Plan	Filed herewith			

10.6+	Spruce Biosciences, Inc. 2020 Employee Stock Purchase Plan	S-1/A	333-248924	10.5	October 5, 2020
10.7+	Spruce Biosciences, Inc. 2020 Employee Stock Purchase Plan Offering Document	10-K	001-39594	10.6	March 22, 2021
10.8+	Form of Stock Option Grant Notice, Option Agreement and Notice of Exercise for Inducement Grant Outside of the Spruce Biosciences, Inc. 2020 Equity Incentive Plan	8-K	001-39594	10.2	January 5, 2022
10.9+	Spruce Biosciences, Inc. 2020 Non-Employee Director Compensation Policy, as amended on April 6, 2022	10-Q	001-39594	10.7	May 11, 2022
10.10+	Form of Indemnification Agreement by and between the registrant and its directors and executive officers	S-1	333-248924	10.7	September 18, 2020
10.11+	Spruce Biosciences, Inc. Severance and Change in Control Plan	S-1	333-248924	10.9	September 18, 2020
10.12+¥	Offer Letter, by and between the registrant and Samir Gharib, dated April 8, 2020	S-1	333-248924	10.16	September 18, 2020
10.13+¥	Offer Letter, by and between the registrant and Rosh Dias, M.D., M.R.C.P., dated July 28, 2020	S-1	333-248924	10.17	September 18, 2020
10.14+	Letter Agreement, by and between the registrant and Michael Grey, dated March 24, 2017	S-1	333-248924	10.18	September 18, 2020
10.15+	Letter Agreement, by and between the registrant and Camilla V. Simpson, dated October 11, 2017	S-1	333-248924	10.19	September 18, 2020
10.16+	Letter Agreement, by and between the registrant and Daniel Spiegelman, dated August 31, 2020	S-1	333-248924	10.20	September 18, 2020
10.17+	Offer Letter, by and between the registrant and Javier Szwarcberg, M.D., MPH, dated December 29, 2021	8-K	001-39594	10.1	January 5, 2022
10.18+	Amendment to Offer Letter, by and between the registrant and Javier Szwarcberg, M.D., MPH, dated April 6, 2022	8-K	001-39594	10.1	April 8, 2022
10.19#	License Agreement, by and between the registrant and Eli Lilly and Company, dated May 2, 2016	S-1	333-248924	10.22	September 18, 2020
10.20	Loan and Security Agreement, by and between the registrant and Silicon Valley Bank, dated September 23, 2019	S-1	333-248924	10.23	September 18, 2020
10.21	First Amendment to Loan and Security Agreement, by and between the registrant and Silicon Valley Bank dated March 19, 2021	10-K	001-39594	10.19	March 22, 2021
10.22#	Second Amendment to Loan and Security Agreement, by and between the registrant and Silicon Valley Bank dated May 10, 2022	10-Q	001-39594	10.8	May 11, 2022
10.23	Open Market Sale Agreement^{SM}, by and between the registrant and Jefferies LLC, dated February 25, 2022	10-K	001-39594	10.22	March 14, 2022
10.24+	Separation and Release Agreement, dated March 11, 2022, by and between the registrant and Rosh Dias, M.D., M.R.C.P.	10-K	001-39594	10.23	March 14, 2022
10.25+	Offer Letter, by and between the registrant and Ralph William Charlton III, M.D., M.A.S., dated March 14, 2022	10-K	001-39594	10.24	March 14, 2022

10.26	Lease Agreement, by and between the registrant and 611 Gateway Center LP, dated December 1, 2022	8-K	001-39594	10.1	December 2, 2022
10.27#	Collaboration and License Agreement, by and between the registrant and Kaken Pharmaceutical Co., LTD., dated January 5, 2023		Filed herewith		
23.1	Consent of BDO USA, LLP, independent registered public accounting firm		Filed herewith		
24.1	Power of Attorney (see signature pages)				
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		Filed herewith		
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		Filed herewith		
32.1†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		Filed herewith		
32.2†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		Filed herewith		
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

+ Indicates management contract or compensatory plan

Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted by means of marking such portions with asterisks because the registrant has determined that the information is the type that the registrant customarily and actually treats as private or confidential and is not material.

¥ Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

† The information in Exhibits 32.1 and 32.2 shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act (including this Annual Report), unless the Registrant specifically incorporates the foregoing information into those documents by reference.

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPRUCE BIOSCIENCES, INC.

March 16, 2023

By: _/s/ Javier Szwarcberg, M.D., MPH_
Javier Szwarcberg, M.D., MPH
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Javier Szwarcberg, M.D., MPH and Samir Gharib and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Javier Szwarcberg, M.D., MPH Javier Szwarcberg, M.D., MPH	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2023
/s/ _Samir Gharib_ Samir Gharib	President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2023
/s/ _Michael Grey_ Michael Grey	Executive Chairman	March 16, 2023
/s/ _Tiba Aynechi, Ph.D._ Tiba Aynechi, Ph.D.	Director	March 16, 2023
/s/ _Dina Chaya, Ph.D., C.F.A._ Dina Chaya, Ph.D., C.F.A.	Director	March 16, 2023
/s/ _Bali Muralidhar, M.D, Ph.D._ Bali Muralidhar, M.D, Ph.D.	Director	March 16, 2023
/s/ _Niall O'Donnell, Ph.D._ Niall O'Donnell, Ph.D.	Director	March 16, 2023
/s/ _Camilla V. Simpson, M.Sc._ Camilla V. Simpson, M.Sc.	Director	March 16, 2023
/s/ _Daniel Spiegelman_ Daniel Spiegelman	Director	March 16, 2023
/s/ _Kirk Ways, M.D, Ph.D._ Kirk Ways, M.D, Ph.D.	Director	March 16, 2023

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